ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2023

March 27, 2024

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This annual information form ("AIF") contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. We refer to such forward-looking statements and forward-looking information together in this AIF as forward-looking information. All information contained in this AIF, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this AIF is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to the company's production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending and capital expenditures, the ability of the company to stabilize and optimize the Copper Mountain mine operation and achieve operating synergies, the fleet production ramp up plan and the accelerated stripping strategies at the Copper Mountain site, the ability of the company to complete business integration activities at the Copper Mountain mine, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project (including expected timing for receipt of such applicable permits), the expected benefits of Manitoba growth initiatives, including the advancement of the development and exploration drift at the 1901 deposit; the anticipated use of proceeds from the flow-through financing completed during the fourth quarter of 2023, the company's future deleveraging strategies and the company's ability to deleverage and repay debt as needed, expectations regarding the company's cash balance and liquidity, the company's ability to increase the mining rate at Lalor, the anticipated benefits from completing the Stall recovery improvement program, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito, the ability to continue mining higher-grade ore in the Pampacancha pit and the company's expectations resulting therefrom, expectations regarding the ability for the company to further reduce greenhouse gas emissions, the company's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield and greenfield growth projects on the company's performance, anticipated expansion opportunities and extension of mine life in Snow Lake and the ability for Hudbay to find a new anchor deposit near the company's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to achieve production, cost and capital guidance;

- the ability to achieve discretionary spending reductions without impacting operations;

- no significant interruptions to our operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex environment in Peru;

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- no interruptions to our plans for advancing the Copper World project, including with respect to timely receipt of applicable permits and the pursuit of a potential minority joint venture partner;

- the ability for us to successfully complete the integration and optimization of the Copper Mountain operations, achieve operating synergies and develop and maintain good relations with key stakeholders;

- the ability to execute on our exploration plans, including but not limited to (a) the potential ramp up of exploration in respect of the Maria Reyna and Caballito properties and (b) our ongoing Manitoba exploration strategies with respect to extending the mine life at our Snow Lake operations and deferring reclamation activities;

- the ability to advance drill plans;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the ability to achieve our objectives and targets with respect to our environmental and climate change initiatives;

- the availability of additional financing;

- the ability to deleverage and repay debt as needed;

- the ability to complete projects on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the employees at our operations;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the ongoing business integration of Copper Mountain and the process for designing, implementing and maintaining effective internal controls for Copper Mountain, the failure to effectively complete the integration and optimization of the Copper Mountain operations or to achieve anticipated operating synergies, political and social risks in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, risks related to the renegotiation of collective bargaining agreements with the labour unions representing certain of our employees in Manitoba and Peru, uncertainties related to the development and operation of the company's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets and interest rates that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in this AIF.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this AIF or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

NOTE TO UNITED STATES INVESTORS

This AIF (and documents incorporated by reference herein) has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States Securities and Exchange Commission (the "SEC") and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies.

Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by CIM Council on May 10, 2014, as amended (the "CIM Standards"). Further to recent amendments, mineral property disclosure requirements in the United States are governed by subpart 1300 of Regulation S-K of the Securities Act of 1933, as amended (the "U.S. Rules") which differ from the CIM Standards. The definitions used in NI 43-101 are incorporated by reference from the CIM Standards.

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the "MJDS"), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the U.S. Rules, the SEC recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under the U.S. Rules are "substantially similar" to the corresponding CIM Standards, incorporated by reference in NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" under NI 43-101 and the CIM Standards, there are differences in the definitions under the U.S. Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

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Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

OTHER IMPORTANT INFORMATION

Certain scientific and technical terms and abbreviations used in this AIF are defined in the "Glossary of Mining Terms" attached as Schedule A.

Unless the context suggests otherwise, references to "we", "us", "our" and similar terms, as well as references to "Hudbay" and "Company", refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries.

CURRENCY AND EXCHANGE RATES

This AIF contains references to both United States dollars and Canadian dollars. All references to "dollars" or "$", unless otherwise indicated, are expressed in United States dollars, and Canadian dollars are referred to as "Canadian dollars" or "C$". The average exchange rate for 2023 and the closing exchange rate as at December 29, 2023 (being the final trading day of 2023) as reported by the Bank of Canada, were one United States dollar per 1.3226 and 1.3497 Canadian dollars, respectively.

On March 26, 2024 (being the final trading day prior to the date of this AIF), the Bank of Canada daily exchange rate was one United States dollar per 1.3572 Canadian dollars.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Hudbay uses certain non-IFRS financial performance measures in this AIF and certain of its other public disclosure documents, including adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, realized prices, net debt, net debt to adjusted EBITDA, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced and combined unit costs. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess our financial leverage and debt capacity. Realized price is shown to understand the average realized price of metals sold to third parties in each reporting period. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost is shown because we believe it helps investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

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For a description and reconciliation of each of these measures, please see the Non-IFRS Financial Performance Measures section on pages 61 through 76 of Hudbay's management's discussion and analysis for the year ended December 31, 2023, a copy of which has been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

CORPORATE STRUCTURE

INCORPORATION AND REGISTERED OFFICE

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario) and changed our name to Pan American Resources Inc. On March 12, 2002, we acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation. On December 21, 2004, we acquired Hudson Bay Mining and Smelting Co., Limited ("HBMS") and changed our name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, we amended our articles to consolidate our common shares on a 30 to 1 basis. On October 25, 2005, we were continued under the Canada Business Corporations Act ("CBCA"). On August 15, 2011, we completed a vertical short-form amalgamation under the CBCA with our subsidiary (HMI Nickel Inc.). On January 1, 2017, we completed a vertical short-form amalgamation under the CBCA with two of our subsidiaries (HBMS and Hudson Bay Exploration and Development Company Limited) and changed our name from HudBay Minerals Inc. to Hudbay Minerals Inc. On January 1, 2024, we completed a vertical short-form amalgamation under the CBCA (the "2024 Amalgamation") with three of our subsidiaries (Copper Mountain Mining Inc., Hudbay British Columbia Inc. and Rockcliff Metals Corporation) and continued carrying on business as Hudbay Minerals Inc., as the amalgamated successor entity.

Our registered office is located at 333 Bay Street, Suite 3400, Bay Adelaide Centre, Toronto, Ontario M5H 2S7 and our principal executive office is located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5.

Our common shares are listed on the Toronto Stock Exchange ("TSX"), New York Stock Exchange ("NYSE") and Bolsa de Valores de Lima under the symbol "HBM".

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INTERCORPORATE RELATIONSHIPS

The following chart shows our principal subsidiaries as at January 1, 2024 (after giving effect to the 2024 Amalgamation), their jurisdiction of incorporation and the percentage of voting securities we beneficially own or over which we have control or direction.

Notes:

1. Hudbay owns our mining operations in Manitoba, is the borrower under our Canadian Credit Facility, the issuer of our Senior Unsecured Notes and a guarantor of our Peru Facility.

2. HudBay Peru Inc. owns 99.98% of HudBay Peru S.A.C. ("Hudbay Peru"). The remaining 0.02% is owned by 6502873 Canada Inc., our wholly-owned subsidiary. HudBay Peru Inc. is a guarantor of our Credit Facilities and our Senior Unsecured Notes.

3. Hudbay Peru owns the Constancia mine and certain exploration properties in Peru, is the borrower under our Peru Facility and is a guarantor of our Canadian Credit Facility and our Senior Unsecured Notes.

4. HudBay (BVI) Inc. ("Hudbay BVI") is the party to the precious metals stream agreement in respect of the Constancia mine and its sole purpose is to fulfill its obligations thereunder.

5. Copper Mountain Mine (BC) Ltd. ("CMMBC"), the entity that holds the Copper Mountain mine in British Columbia, is 25% owned by MM Corporation, a wholly-owned subsidiary of Mitsubishi Materials Corporation.

6. Hudbay Arizona Inc., through its subsidiaries, indirectly owns 100% of Copper World, Inc. and Mason Resources (US) Inc. ("Mason US").

7. Copper World, Inc. (formerly known as Rosemont Copper Company) owns a 100% interest in the Copper World project.

8. Mason US owns a 100% interest in the Mason project in Nevada as well as certain exploration properties in the surrounding area.

9. HudBay Arizona (Barbados) SRL is the party to the precious metals stream agreement in respect of the Copper World project and its sole purpose is to fulfill its obligations thereunder.

DEVELOPMENT OF OUR BUSINESS

BUSINESS, PURPOSE & STRATEGY

Our Business

We are a diversified mining company with long-life assets in North and South America. Our Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Our Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Our Copper Mountain operations in British Columbia (Canada) produce copper with gold and silver by-products. We have a copper development pipeline that includes the Copper World project in Arizona (United States) and the Mason project in Nevada (United States), and our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria.

Our Purpose

"We care about our people, our communities and our planet. Hudbay provides the metals the world needs.
We work sustainably, transform lives and create better futures for communities."

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We transform lives: We invest in our employees, their families and local communities through long-term employment, local procurement and economic development to improve their quality of life and ensure the communities benefit from our presence.

We operate responsibly: From exploration to closure, we operate safely and responsibly, we welcome innovation and we strive to minimize our environmental footprint while following leading operating practices in all facets of mining.

We provide critical metals: We produce copper and other metals needed for everyday products and essential for applications to support the energy transition toward a more sustainable future.

Our Strategy

Our mission is to create sustainable value and strong returns by leveraging our core strengths in community relations, focused exploration, mine development and efficient operations.

We believe that copper is the commodity with the best long-term supply/demand fundamentals and offers shareholders the greatest opportunity for sustained risk-adjusted returns. Copper is essential for achieving global climate change goals - it is one of the most heavily utilized metals in renewable energy systems and is the least carbon intensive. Through the discovery and successful development of economic mineral deposits, and through highly efficient low-cost operations to extract the metals, we believe sustainable value will be created for all stakeholders.

Hudbay's successful development, ramp-up and operation of the Constancia open-pit mine in Peru, our long history of underground mining and full life-cycle experience in northern Manitoba, and our track record of reserve expansion through effective exploration, and our organic pipeline of copper development projects including Copper World, Mason and Llaguen, provide us with a competitive advantage to deliver sustainable value relative to other mining companies of similar scale.

Over the past decade, we have built a world-class asset portfolio by executing a consistent long-term growth strategy focused on copper. We continuously work to generate strong free cash flow and optimize the value of our producing assets through exploration, brownfield expansion projects and efficient and safe operations. Furthermore, we intend to sustainably grow Hudbay through the exploration and development of our robust project pipeline, as well as through the acquisition of other properties that fit our stringent strategic criteria.

To ensure that any investment in our existing assets or acquisition of other mineral assets is consistent with our purpose and mission, we have established a number of criteria for evaluating these opportunities. The criteria include the following:

- Sustainability: We are focused on jurisdictions that support responsible mining activity. Our current geographic focus is on select investment grade countries in the Americas, with strong rule of law and respect for human rights consistent with our long-standing focus on environmental, social and governance ("ESG") principles;

- Copper Focus: We believe copper is the commodity with the best long-term supply/demand fundamentals. Global copper mine supply is challenged due to declining industry grades, limited exploration success and an insufficient pipeline of development-ready projects while demand will continue to increase through global decarbonization initiatives. We believe this long-term supply/demand gap will create opportunities for increased risk-adjusted returns. While our primary focus is on copper, we recognize and value the polymetallic nature of copper deposits and, in particular, the counter-cyclical nature of gold in our portfolio;

- Quality: We are focused on investing in long-life, low-cost, expandable, high-quality assets that can capture peak pricing of multiple commodity price cycles and can generate free cash flow through the troughs of price cycles;

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- Potential: We consider the full spectrum of acquisition and investment opportunities, from early-stage exploration to producing assets, that offer significant incremental potential for exploration, development, expansion and optimization beyond the stated resources and mine plan;

- Process: We develop a clear understanding of how an investment or acquisition can create value through our robust due diligence and capital allocation process that applies our technical, social, operational and project execution expertise;

- Operatorship: We believe value is created through leveraging Hudbay's competitive advantages in safe and efficient operations and effective exploration and project development and community relations. While operatorship is a key criterion, we are open to joint ventures and partnerships that de-risk our portfolio and increase risk-adjusted returns; and

- Capital Allocation: We pursue investments and acquisitions that are accretive to Hudbay on a per share basis. Given that our strategic focus includes allocating capital to assets at various stages of development, when evaluating accretion, we will consider measures such as internal rate of return ("IRR"), return on invested capital ("ROIC"), net asset value per share and the contained value of reserves and resources per share.

THREE YEAR HISTORY

Peru Operations

In early January 2021, we received the final mining permit for the development and operation of the Pampacancha satellite deposit located near the Constancia mine in Peru. Pampacancha achieved first production and commercial production in April 2021, following the approval of a surface rights agreement with the community of Chilloroya, completion of all land user agreements and consultation with key stakeholders.

On March 29, 2021, the Company released an updated mine plan for Constancia that included an increase in copper and gold production between 2022 and 2024 due to the higher grades from the Pampacancha deposit and also included higher-grade reserves from the Constancia Norte pit extension. During 2021, Hudbay also completed an internal scoping study which indicated the potential for economic extraction of an inferred mineral resource of 6.5 million tonnes of 1.2% copper in two high grade skarn lenses located below the open pit in the Constancia Norte area.

In late 2022 and early 2023, regional road blockades limited the ability to transport fuel and concentrate, but the Constancia mill continued to operate uninterrupted as the Company implemented risk mitigation plans with strong support from the local communities. Partially as a result of processing stockpiles to lower fuel consumption in early 2023, the mine life of the Pampacancha deposit has now been extended to the third quarter of 2025.

Hudbay also controls a large, contiguous block of mineral rights with the potential to host mineral deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. We commenced early exploration activities at the Maria Reyna and Caballito properties after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. A drill permit application was submitted for the Maria Reyna property in November 2023, and a similar application for the Caballito property is planned for the first half of 2024.

During the first quarter of 2023, Hudbay signed a new 10-year power purchase agreement with ENGIE Energía Perú for access to a 100% renewable energy supply to Constancia (the "Power Purchase Agreement"). The Power Purchase Agreement will come into effect in January 2026 following the conclusion of Constancia's existing power supply agreement. Total Scope 1 and Scope 2 GHG emissions company-wide at Hudbay's current operations (other than Copper Mountain) are expected to decline by 40% during the life of the contract (as compared to our 2021 baseline), furthering our climate change goals and initiatives.

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In 2024, the Company increased mineral reserve estimates at Constancia to include the addition of a tenth mining phase in the Constancia pit after conducting positive geotechnical drilling and studies in 2023. This extended the expected mine life at Constancia by three years to 2041 and there is potential for future mine life extensions based on the mineral resource estimates that have not yet been converted to mineral reserve estimates.

Manitoba Operations

On March 29, 2021, we released an updated mine plan for Snow Lake that increased annual gold production to over 180,000 ounces during the first six years of New Britannia's operation at a cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively. This enhanced mine plan incorporated the results from several optimization initiatives, including: increasing the production rate at Lalor; increasing the throughput rate at the Stall mill; incorporating mineral reserves from the 1901 deposit into the mine plan; and implementing a recovery improvement project at the Stall mill to increase copper and precious metal recoveries. These mine plan enhancements optimize the processing capacity of the Snow Lake operations in a manner that maximizes the net present value of the operations.

Refurbishment and commissioning activities at the New Britannia mill were completed in July 2021 and the construction of the new copper flotation facility at New Britannia was completed in October 2021, ahead of the original schedule. Following a brief commissioning period, the New Britannia mill achieved commercial production on November 30, 2021.

The 777 mine was closed on schedule, in June 2022, after 18 years of steady production. The Company's hydrometallurgical zinc facility in Flin Flon was also closed after more than 25 years of successful operations. Hudbay is committed to strong and safe closure practices and has considered stringent and detailed environmental plans to manage water and the remaining infrastructure and processing plants in Flin Flon.

Following the closure of the 777 mine, the Flin Flon concentrator and tailings impoundment area were placed on care and maintenance, providing optionality should another mineral discovery lead to a new mine in the Flin Flon area. With this in mind, in March 2024, Hudbay entered into an option agreement (the "Marubeni Option Agreement") with Marubeni Corporation ("Marubeni"), pursuant to which Hudbay has granted Marubeni's wholly-owned Canadian subsidiary an option to acquire a 20% interest in three projects located within trucking distance of Hudbay's processing facilities in the Flin Flon area. Pursuant to the Marubeni Option Agreement, Marubeni must fund no less than C$12 million in exploration expenditures over a period of approximately 5 years in order to exercise its option. Upon successful completion of Marubeni's earn-in obligations and the exercise of the option, a joint venture will be formed to hold the selected projects with Hudbay, acting as operator, holding an 80% interest and Marubeni indirectly holding the remaining 20% interest.

In addition, we continue to evaluate the economic feasibility of reprocessing the tailings in the Flin Flon tailings impoundment area ("FFTIA"), which holds more than 100 million tonnes of tailings that have been deposited over approximately 90 years. Recent drill programs indicate higher zinc, copper, and silver grades than predicted by historical mill records while confirming the historical gold grade and that may also be amenable to economic modern extraction and recovery methods. Included in our evaluation of moving forward with the tailings reprocessing opportunity is the potential to more efficiently manage the environmental impacts associated with the existing tailings in the FFTIA and simplify the long-term reclamation process.

On September 14, 2023, Hudbay successfully completed its acquisition of Rockcliff Metals Corp. ("Rockcliff"), pursuant to which Hudbay acquired all of the issued and outstanding common shares of Rockcliff that it did not already own (the "Rockcliff Transaction") by way of a court-approved plan of arrangement. Rockcliff was one of the largest landholders in the Snow Lake area, with approximately 1,800 square kilometres across all its properties. Prior to the Rockcliff Transaction, Rockcliff was Hudbay's 49% joint venture partner of the Talbot deposit. The Talbot deposit and the additional Rockcliff exploration properties provide further optionality and potential future feed sources for the Stall and New Britannia mills. In 2023, Hudbay also completed the acquisition of mineral claims in the Cook Lake area, which is also located within trucking distance of the existing Snow Lake processing infrastructure and which forms part of Hudbay's 2024 exploration strategy.

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British Columbia Operations

On April 13, 2023, Hudbay entered into a definitive arrangement agreement (the "CMMC Arrangement Agreement") with Copper Mountain Mining Corp. ("Copper Mountain"). On June 20, 2023, Hudbay completed the acquisition of all of the issued and outstanding common shares of CMMC (including all CMMC CHESS Depositary Interests ("CMMC CDIs")) (collectively, the "CMMC Shares") in accordance with the terms of the CMMC Arrangement Agreement and pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (collectively, the "CMMC Transaction") and, in consideration therefor, former holders of CMMC Shares ("CMMC Shareholders") received 0.381 of a Hudbay Share for each CMMC Share held immediately prior to the effective time of the CMMC Transaction.

Pursuant to the CMMC Transaction, in aggregate, Hudbay issued 84,165,617 Hudbay Shares to former CMMC Shareholders as consideration for their CMMC Shares. The CMMC Shares were de-listed from the TSX on June 21, 2023 and Copper Mountain has ceased to be a reporting issuer under Canadian securities laws. The CMMC CDIs were de-listed from the Australian Securities Exchange on June 21, 2023.

As a result of the completion of the CMMC Transaction, Copper Mountain became a wholly-owned subsidiary of Hudbay and Hudbay became the indirect owner of 75% of the Copper Mountain mine, with Mitsubishi Materials Corporation ("MMC") holding the remaining interest. After giving effect to the 2024 Amalgamation described herein, Hudbay became the direct owner of 75% of the Copper Mountain mine. In connection with the closing of the CMMC Transaction, Hudbay appointed Jeane Hull and Paula Rogers, former directors of Copper Mountain, to the board of Hudbay.

Since completing the CMMC Transaction, Hudbay has been focused on advancing integration, stabilization and optimization plans, including opening up the mine by adding additional mining faces and re-mobilizing idle haul trucks, optimizing the ore feed to the plant and implementing plant improvement initiatives.

On December 5, 2023, Hudbay released its first NI 43-101 technical report in respect of the Copper Mountain mine. As detailed in the technical report, the mine plan contemplates average annual copper production of 46,500 tonnes in the first five years, 45,000 tonnes in the first ten years and 37,000 tonnes over the 21-year mine life. The updated mine plan represents an approximate 90% increase in average annual copper production and an approximate 50% decrease in cash costs over the first 10 years compared to 2022 levels.

Arizona Development Strategy

As part of its private land development plan, Hudbay began exploring its patented mining claims in the historic Helvetia mining district in 2020. The Company initiated a drill program to confirm historical drilling in this past-producing region, and the drill program was further expanded throughout 2021 after continuing to receive encouraging results. Four deposits were discovered in early 2021 with oxide and sulfide mineralization occurring at shallow depths on Hudbay's wholly-owned patented mining claims. By September 2021, the exploration program had identified seven mineral deposits (referred to at the time as the "Copper World deposits") over a seven-kilometre strike area. An initial mineral resource estimate was declared at the Copper World deposits in December 2021, which was larger and at a higher level of geological confidence than expected.

Following our exploration success on patented mining claims and ongoing litigation uncertainty regarding the project design set forth in Hudbay's 2017 feasibility study and technical report for the Rosemont deposit, Hudbay began to evaluate alternative design options to unlock value within this prospective district. This included remodeling the 2017 mineral resources, incorporating the new mineral resources from successful exploration results and completing new metallurgical testing work, which led to a comprehensive review of the mine plan, process plant design, tailings deposition strategies and permitting requirements for the new project.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 10

This culminated in the release of a preliminary economic assessment of our 100%-owned Copper World project in July 2022 (the "Copper World PEA"). The Copper World PEA included the recently discovered Copper World deposits along with the East deposit (which we formerly referred to as the Rosemont deposit). The Copper World PEA contemplated a two-phased mine plan with the first phase reflecting a standalone operation with processing infrastructure on Hudbay's private land and mining occurring on patented mining claims.

In September 2023, Hudbay released its de-risked and enhanced pre-feasibility study for Phase I of the Copper World project (the "Copper World PFS"). The Copper World PFS reflects the results of Hudbay's further technical work on Phase I of the Copper World project. Phase I is a standalone operation requiring state and local permits only. Phase I has a mine life of 20 years, which is four years longer than the Phase I mine life that was presented in the Copper World PEA, largely due to an increase in the capacity for tailings and waste deposition as a result of optimizing the site layout. Phase II is expected to involve an expansion onto federal lands with an extended mine life and enhanced project economics. Phase II would be subject to the federal permitting process and was not included in the PFS results. See "Material Mineral Projects - Copper World" for further information regarding the Copper World PFS findings.

The first key state permit required for Copper World, the Mined Land Reclamation Plan, was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023 as having no basis. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality. Hudbay expects to receive these two outstanding state permits in 2024.

As part of our disciplined approach to developing Copper World, in November 2022, Hudbay introduced a three prerequisites plan, including specific leverage targets that it would need to achieve prior to making an investment decision in the project:

1. Permits - receipt of all state level permits required for Phase I

2. Plan - completion of a definitive feasibility study with an internal rate of return of greater than 15%

3. Prudent Financing Strategy - multi-faceted financing strategy including

- a committed minority joint venture partner;

- a renegotiated precious metals stream agreement optimized for the current project;

- net debt to EBITDA ratio of less than 1.2 times;

- a minimum cash balance of $600 million; and,

- limited non-recourse project level debt of up to $500 million.

While Hudbay has made significant progress on all aspects of its three prerequisites plan, the opportunity to sanction Copper World is not currently expected until late 2025 based on current estimated timelines and will ultimately be evaluated against other competing investment opportunities as part of Hudbay's capital allocation process.

Financing Activities

In May 2020, we entered into a gold forward sale and prepay arrangement ("Gold Prepay") with a syndicate of our existing lenders whereby we received an upfront payment of $115 million in exchange for delivering a total of 79,954 gold ounces in future years on gold forward curve prices averaging approximately $1,682 per ounce. The Gold Prepay was executed to pre-fund substantially all of the expected capital costs to complete the New Britannia project. We repaid approximately 50% of the original Gold Prepay in 2022 and recommenced deliveries under the Gold Prepay in October 2023, further reducing the outstanding liability. Hudbay is currently scheduled to fully repay the Gold Prepay by August 2024.

On March 8, 2021, we completed an offering of $600 million aggregate principal amount of 4.50% senior unsecured notes due 2026. The proceeds of this offering were used to redeem $600 million of our then outstanding 7.625% senior unsecured notes due 2025.

On October 26, 2021, we completed an amendment and restatement of our senior secured revolving credit facilities (the "Credit Facilities"). As a result of the amendment, the total available borrowings under the Credit Facilities was increased to $450.0 million from $400.0 million to reflect our anticipated business requirements until October 2025 when the Credit Facilities mature. We also eliminated certain financial covenants while amending others to increase our financial flexibility and reduced the effective interest.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 11

On April 9, 2021, Copper Mountain completed an offering of $250 million of secured bonds (the "Copper Mountain Bonds"). The Copper Mountain Bonds provided the bondholders with the right to put all or part of the principal amount of the outstanding Copper Mountain Bonds at a price of 101%, plus accrued interest, following a change of control event. As of the completion of the CMMC Transaction on June 20, 2023, approximately $143 million of Copper Mountain Bonds remained outstanding and, after giving effect to the completion of the CMMC Transaction, the change of control event was triggered and $83.3 million of the Copper Mountain Bonds were put to Copper Mountain on July 17, 2023. The Company utilized its Credit Facilities to finance the redemption of the Copper Mountain Bonds that were put to Copper Mountain. In the fourth quarter of 2023, Hudbay continued its deleveraging efforts by redeeming, in full, the remaining $59.7 million principal amount of outstanding Copper Mountain Bonds. The Copper Mountain Bonds were previously scheduled to mature on April 9, 2026.

In connection with the closing of the CMMC Transaction, we further amended the Credit Facilities to allow us to designate the Copper Mountain group of companies as "unrestricted subsidiaries" under the Credit Facilities until the full repayment of the Copper Mountain Bonds. Following the full repayment of the Copper Mountain Bonds in the fourth quarter, the members of the Copper Mountain group of companies became "restricted subsidiaries" under our Credit Facilities and we pledged our shares in Copper Mountain Mine (BC) Ltd. to our lenders.

Following these deleveraging efforts and recent repayments on the outstanding liabilities under the Credit Facilities, we had an aggregate of approximately $1.3 billion of long-term debt as of December 31, 2023. For more information, see "Description of Capital Structure".

Executive Leadership

On January 4, 2022, André Lauzon was appointed Hudbay's Chief Operating Officer, following the resignation of Cashel Meagher. Mr. Lauzon has over 25 years of mining industry experience and previously served as the Vice President of Hudbay's Arizona Business Unit from 2018 to 2021, where he was responsible for Hudbay's strategic initiatives in the U.S. and advancement of the Rosemont and Copper World projects. Prior to that, Mr. Lauzon held strategic and operational leadership roles in Manitoba, where he served as Vice President of the Manitoba Business Unit from 2016 to 2018.

On October 13, 2022, Eugene Lei was appointed as Hudbay's Chief Financial Officer, replacing Steve Douglas. Mr. Lei has over 20 years of global mining investment banking, finance and corporate development experience. Since joining Hudbay in 2012, he has progressed through several senior management roles and executive responsibilities, including leading the corporate development, strategy and investor relations functions. He was interim CFO at Hudbay in 2020 and led the gold prepayment transaction in May 2020 to finance the capital reinvestment program in the New Britannia mill.

These executive appointments demonstrate the strong internal bench strength at Hudbay, and together with Peter Kukielski, Hudbay's President and Chief Executive Officer since January 2020, the executive team has provided continuous leadership in executing the Company's long-term growth strategy to drive sustainable value for all of our stakeholders.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 12

DESCRIPTION OF OUR BUSINESS

GENERAL

We have four material mineral projects:

1. our 100% owned Constancia mine, an open pit copper mine in Peru, which achieved commercial production in the second quarter of 2015;

2. our 100% owned Lalor mine, an underground gold, zinc and copper mine near Snow Lake, Manitoba, which achieved commercial production in the third quarter of 2014;

3. our 75% owned Copper Mountain mine, an open pit copper mine in southern British Columbia, which also produces gold and silver as by-product metals; and

4. our 100% owned Copper World project, a copper development project in Pima County, Arizona.

In addition to mining properties in northern Manitoba and the Copper Mountain mine in southern British Columbia, Hudbay owns and operates a portfolio of processing facilities in Canada. This includes the Stall concentrator, which produces zinc and copper concentrates and the recently refurbished New Britannia mill, which produces copper concentrate and gold/silver doré (each of which is in Snow Lake, Manitoba), and the processing facility at the Copper Mountain mine, which produces copper concentrate. Hudbay also owns a number of other properties in the Snow Lake region within trucking distance of the Stall and New Britannia mills that have the potential to provide additional feed for its Snow Lake operations.

In Peru, Hudbay owns and operates a processing facility at Constancia, which produces copper and molybdenum concentrates from Hudbay's Constancia and Pampacancha deposits. Hudbay also owns a large, contiguous block of mineral rights within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. In addition, Hudbay owns a 100% interest in the Llaguen project, a greenfield project located close to existing infrastructure in northern Peru.

In Nevada, we own a 100% interest in the Mason project, an early-stage copper project with a substantial mineral resource and a robust PEA.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 13

The following map shows where our primary assets and certain exploration properties are located:

MATERIAL MINERAL PROJECTS

Constancia

Constancia is our 100% owned copper mine in Peru. It is located in the Province of Chumbivilcas in southern Peru and consists of the Constancia and Pampacancha deposits.

On February 18, 2020, the community of Chilloroya formally approved a surface rights agreement with Hudbay for the Pampacancha satellite deposit located near the Constancia mine in Peru. Throughout the remainder of 2020, we focused on negotiating individual agreements with those members of the Chilloroya community who made use of the Pampacancha lands and advancing the consultation process between the government and the Chilloroya community as per Peru's Consulta Previa law. The Consulta Previa process was completed at the end of 2020, and in early January 2021, the Peruvian regulators granted us the final mining permit for the development and operation of Pampacancha. Pampacancha achieved first production in April 2021, following the completion of all land user agreements. Due to its short ramp-up period, Pampacancha also achieved commercial production in April 2021.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 14

On March 29, 2021, the Company released an updated mine plan for Constancia that included an increase in copper and gold production between 2022 and 2024 due to the higher grades from the Pampacancha deposit and also included higher-grade reserves from the Constancia Norte pit extension. During 2021, Hudbay also completed an internal scoping study which indicated the potential for economic extraction of an inferred mineral resource of 6.5 million tonnes of 1.2% copper in two high grade skarn lenses located below the open pit in the Constancia Norte area.

In late 2022 and early 2023, regional road blockades limited the ability to transport fuel and concentrate, but the Constancia mill continued to operate uninterrupted as the Company implemented risk mitigation plans with strong support from the local communities Partially as a result of processing stockpiles to lower fuel consumption in early 2023, the mine life of the Pampacancha deposit has now been extended to the third quarter of 2025.

In 2023, the Constancia operations performed well, delivering 100,487 kt of copper at a cash cost of $1.07 per pound of copper net of by-products, with significantly higher copper and record gold production levels in the second half of 2023. This was driven by higher expected grades at the Pampacancha satellite pit, which resulted in full year 2023 production of copper, gold, silver and molybdenum increasing by 12%, 96%, 8% and 14%, respectively, over 2022 levels. Also contributing to the higher production levels was the successful completion of the mill recovery improvement program in the second quarter of 2023, as planned, ahead of the start of the period of higher grades from the Pampacancha pit and achieving the targeted 2% increase in copper recoveries.

Hudbay also controls a large, contiguous block of mineral rights with the potential to host mineral deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. We commenced early exploration activities at the Maria Reyna and Caballito properties after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. A drill permit application was submitted for the Maria Reyna property in November 2023, and a similar application for the Caballito property is planned for the first half of 2024. Ground activities and field evidence confirms that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

100% of the payable silver and 50% of the payable gold at Constancia is subject to a precious metals stream agreement with Wheaton Precious Metals ("Wheaton"). We receive cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to one percent annual escalation, which started in 2019. Gold recovery for purposes of calculating payable gold was originally fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha. On May 10, 2021, an amendment to the Constancia streaming agreement was signed with Wheaton. As part of this amendment, Hudbay agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha, which matches the fixed rate of recovery that applies to Pampacancha production.

In 2024, the Company increased mineral reserve estimates at Constancia to include the addition of a tenth mining phase in the Constancia pit after conducting positive geotechnical drilling and studies in 2023. This extended the expected mine life at Constancia by three years to 2041.

On March 29, 2021, we filed a technical report titled "NI 43-101 Technical Report, Constancia Mine, Cuzco, Peru", effective as of January 1, 2021, prepared by Olivier Tavchandjian (our Senior Vice President, Exploration and Technical Services) (the "Constancia Technical Report"), a copy of which is available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For additional details on our Constancia mine, refer to Schedule B of this AIF.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 15

Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves at the Constancia and Pampacancha mines.

Constancia and Pampacancha Mineral Reserve Estimates - January 1, 2024(1)(2)(3)
	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Constancia
Proven	465,600,000	0.260	78	0.038	2.63
Probable	61,600,000	0.212	64	0.034	2.24
Total Proven and Probable	527,200,000	0.254	76	0.037	2.59

Pampacancha
Proven	20,000,000	0.542	128	0.330	5.44
Probable	500,000	0.157	295	0.111	1.98
Total Proven and Probable	20,500,000	0.533	132	0.324	5.36

Total Mineral Reserve	547,700,000	0.265	78	0.048	2.69

Notes:

1. Totals may not add up correctly due to rounding.

2. Long term metal prices of $4.00 per pound copper, $12.00 per pound molybdenum, $1,700 per ounce gold and $23.00 per ounce silver were used to confirm the economic viability of the mineral reserve estimates.

3. Mineral reserves are estimated using a minimum NSR cut-off of $6.40 per tonne at Pampacancha, $7.30 per tonne at Constancia and assuming metallurgical recoveries (applied by ore type) of 86% for copper on average for the life of mine.

The following table sets forth our estimates of the mineral resources (exclusive of mineral reserves) at the Constancia and Pampacancha mines.

Constancia and Pampacancha Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2024(1)(2)(3)(4)(5)
	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Constancia
Measured	78,400,000	0.213	74	0.039	2.20
Indicated	93,100,000	0.224	90	0.040	1.98
Inferred - open pit	29,700,000	0.233	68	0.056	2.58
Inferred - underground	6,500,000	1.200	69	0.140	8.62

Pampacancha
Inferred	700,000	0.149	65	0.098	2.71

Total Measured + Indicated	171,500,000	0.219	83	0.039	2.08

Total Inferred	36,900,000	0.402	68	0.072	3.65

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

3. Mineral resource estimates are based on resource pit design and do not include factors for mining recovery or dilution.

4. The open pit mineral resources are estimated using a minimum NSR cut-off of $6.40 per tonne and assuming metallurgical recoveries (applied by ore type) of 86% for copper on average for the life of mine, while the underground inferred resources at Constancia Norte are based on a 0.65% copper cut-off grade.

5. Long term metal prices of $4.00 per pound copper, $12.00 per pound molybdenum, $1,700 per ounce gold, and $23.00 per ounce silver were used to estimate mineral resources.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 16

The following chart shows Constancia production (tonnes and grade) for the last three years, which includes both the Constancia and Pampacancha mines:

Notes:

1. The Pampacancha deposit achieved commercial production in April 2021 and so Fiscal 2021 production only includes Constancia for the portion of the year Pampacancha was not yet in production.

2. Production in 2023 decreased approximately 30% compared to production in 2022. The decrease was in line with our mine plan and mill feed continued to be supplemented with ore from stockpiles during the quarter. The increased usage of stockpile processing early in 2023 was in part to ration fuel during the protests and civil unrest experienced in Peru at the beginning of 2023.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 17

Lalor

Our 100% owned Lalor mine is a gold, zinc and copper mine near the town of Snow Lake in the province of Manitoba. The Lalor mine achieved commercial production in 2014 and the production rate has steadily ramped-up since that time.

On March 29, 2021, we released an updated mine plan for Snow Lake that increased annual gold production to over 180,000 ounces during the first six years of New Britannia's operation at a cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively. This enhanced mine plan incorporated the results from several optimization initiatives, including: increasing the production rate at Lalor, increasing the throughput rate at the Stall mill; incorporating mineral reserves from the 1901 deposit into the mine plan, and implementing a recovery improvement project at the Stall mill to increase copper and precious metal recoveries.

Refurbishment and commissioning activities at the New Britannia gold mill were completed in July 2021 and the construction of the new copper flotation facility at New Britannia was completed in October 2021, ahead of the original schedule. The copper facility consists of an innovative and first-of-its-kind flotation circuit based entirely on Jameson cells, a modern pneumatic flotation design that offers a compact layout, low-cost process and flexible flowsheet. Following a brief commissioning period, the New Britannia mill achieved commercial production on November 30, 2021. The New Britannia mill consistently achieved its nameplate capacity of 1,500 tonnes per day throughout 2022 and achieved record throughput levels averaging 1,650 tonnes per day in 2023, with the opportunity to further exceed those levels in the future through ongoing process improvement initiatives.

The commissioning of the Stall mill recovery improvement project was completed in the second quarter of 2023, and subsequent optimization activities proved highly effective, resulting in notably higher recoveries for copper above 90% and gold above 65% in the second half of 2023. Specifically, the Stall mill achieved its targeted gold recovery levels of 67.5% in the third and fourth quarters, compared to 60% in the second quarter.

The strategy of the life of mine plan at Lalor has been adjusted in 2023 to prioritize cash flow generation over maximizing mine's production. This was achieved through successful conversion of high value mineral resource to mineral reserve estimates, reduction of low-grade dilution in stopes through improved grade control practices and reduction of operating and capitalized mine development. In 2023, Manitoba had a strong year of production with a record 187,363 ounces of gold produced as a result of higher gold and copper grade zones being mined at Lalor and the New Britannia mill processing significantly higher amounts of gold ore. Hudbay continues to focus on improvement initiatives aimed at supporting higher production levels, minimizing dilution and enhancing metal recoveries at the Snow Lake operations.

There are several opportunities to enhance the Snow Lake operations through exploration upside and mill processing projects. The planned 2024 exploration program is Hudbay's largest program in Snow Lake in our history and it is currently underway with plans to continue testing the deep extensions of the gold and copper zones at Lalor and complete follow up drilling at the Lalor Northwest target. The 2024 program will also explore the newly acquired Cook Lake claims and the former Rockcliff claims located within trucking distance of the existing Snow Lake processing infrastructure. Hudbay is exploring its newly expanded land package in hopes of finding a new anchor deposit to maximize and extend the life of the Snow Lake operations beyond 2038. Additionally, the Lalor mine continues to advance several key initiatives to increase efficiency and support higher production levels, including building long-hole inventory, improving stope muck fragmentation and optimizing the development drift size. The Company is also focused on maximizing production from the shaft to enable more ore to be hoisted to surface while eliminating inefficient trucking of ore via the ramp, which is expected to lower operating costs and greenhouse gas emissions.

On March 29, 2021, we filed an updated NI 43-101 technical report titled "NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada", effective as of January 1, 2021, prepared by Olivier Tavchandjian (our Senior Vice President, Exploration and Technical Services) (the "Lalor Technical Report"), a copy of which is available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For additional details on our Lalor mine, refer to Schedule B of this AIF.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 18

Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves at the Lalor mine and 1901 deposit.

Lalor and 1901 Mineral Reserve Estimates - January 1, 2024 (1)(2)(3)(4)(5)
			Tonnes	Au (g/t)	Zn (%)	Cu (%)	Ag (g/t)
Gold	Proven	Lalor	3,263,000	5.5	0.73	0.59	29.6
		1901	102,000	2.8	1.33	1.00	19.2
		Subtotal	3,365,000	5.4	0.75	0.60	29.2
	Probable	Lalor	3,678,000	4.5	0.37	1.22	22.1
		1901	52,000	1.7	0.44	1.88	5.4
		Subtotal	3,731,000	4.5	0.37	1.23	21.8
	Proven and Probable	Lalor	6,941,000	5.0	0.54	0.92	25.6
		1901	154,000	2.5	1.03	1.30	14.5
		Subtotal	7,096,000	4.9	0.55	0.93	25.4
Base Metal	Proven	Lalor	4,406,000	2.8	5.17	0.41	30.2
		1901	1,154,000	2.3	8.31	0.31	25.4
		Subtotal	5,561,000	2.7	5.82	0.39	29.2
	Probable	Lalor	649,000	1.9	4.63	0.35	35.1
		1901	264,000	0.8	11.45	0.31	28.1
		Subtotal	913,000	1.6	6.60	0.34	33.1
	Proven and Probable	Lalor	5,055,000	2.7	5.10	0.40	30.8
		1901	1,418,000	2.0	8.89	0.31	25.9
		Subtotal	6,474,000	2.5	5.93	0.38	29.7
Gold and Base Metal	Proven and Probable	Lalor	11,997,000	4.0	2.46	0.70	27.8
		1901	1,573,000	2.1	8.12	0.40	24.8
		Total	13,570,000	3.8	3.12	0.67	27.4

Notes:

1. Totals may not add up correctly due to rounding.

2. Long-term metal prices of $1,700 per ounce gold, $1.25 per pound zinc, $4.00 per pound copper and $23.00 per ounce silver with an exchange rate of 1.33 C$/US$ were used to confirm the economic viability of the mineral reserve estimates.

3. Lalor mineral reserves are estimated using NSR cut-off ranging from C$146 to C$173 per tonne, assuming a long hole mining method and depending on the mill destination.

4. Individual stope gold grades at Lalor were capped at 10 grams per tonne. This capping method resulted in an approximate 3% reduction in the overall gold reserve grade at Lalor.

5. 1901 mineral reserves are estimated using a minimum NSR cut-off of C$166 per tonne.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 19

The following table sets forth our estimates of the mineral resources (exclusive of mineral reserves) at the Lalor mine and 1901 deposit.

Lalor and 1901 Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2024 (1)(2)(3)(4)(5)(6)(7)
			Tonnes	Au (g/t)	Zn (%)	Cu (%)	Ag (g/t)
Gold	Inferred	Lalor	2,979,000	4.3	0.24	1.68	25.7
		1901	1,605,000	5.4	0.30	0.84	16.5
		Subtotal	4,584,000	4.7	0.26	1.39	22.5
Base Metal	Inferred	Lalor	710,000	1.7	5.34	0.38	31.6
		1901	334,000	1.6	5.58	0.22	30.9
		Subtotal	1,044,000	1.7	5.42	0.33	31.4
Gold and Base Metal	Inferred	Lalor	3,689,000	3.6	6.28	1.69	21.8
		1901	1,939,000	4.8	1.21	0.74	19.0
		Total	5,628,000	4.0	4.53	1.36	20.8

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

3. Mineral resources do not include factors for mining recovery or dilution.

4. Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator while gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5. Long-term metal prices of $1,900 per ounce gold, $1.25 per pound zinc, $4.00 per pound copper and $23.00 per ounce silver with an exchange rate of 1.33 C$/US$ were used to estimate mineral resources.

6. Lalor mineral resources are estimated using NSR cut-off ranging from C$146 to C$173 per tonne, assuming a long hole mining method and depending on the mill destination.

7. 1901 mineral resources are estimated using a minimum NSR cut-off of C$166 per tonne.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 20

Production

The following charts show Lalor production (tonnes and grade) for the last three years:

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 21

Copper Mountain Mine

Our 75% owned Copper Mountain mine is an open pit copper mine in southern British Columbia, which also produces gold and silver as by-product metals. Hudbay acquired Copper Mountain as part of the CMMC Transaction and holds a 75% interest in Copper Mountain Mine (BC) Ltd., which is the legal entity that owns the Copper Mountain mine. The remaining 25% interest in Copper Mountain Mine (BC) Ltd. is held by MMC. Hudbay's operations at the Copper Mountain mine include a series of open pits, an ore processing plant, waste rock facilities, a tailings management facility, and other ancillary facilities that support the operations.

On December 5, 2023, Hudbay released its first NI 43-101 technical report in respect of the Copper Mountain mine. As detailed in the technical report, the mine plan contemplates average annual copper production of 46,500 tonnes in the first five years, 45,000 tonnes in the first ten years and 37,000 tonnes over the 21-year mine life. The updated mine plan represents an approximate 90% increase in average annual copper production and an approximate 50% decrease in cash costs over the first 10 years compared to 2022 levels.

The updated mine plan is based on a revised resource model and was constructed using the same methods applied at the Constancia, Copper World and Mason deposits. The mineral reserve estimates total 367 million tonnes at a copper grade of 0.25% and a gold grade of 0.12 grams per tonne, supporting the 21-year mine life referenced above. An additional 140 million tonnes of measured and indicated resources at 0.21% copper and 0.10 grams per tonne gold and 370 million tonnes of inferred resources at 0.25% copper and 0.13 grams per tonne gold, exclusive of mineral reserves, provide significant upside potential for reserve conversion and extending mine life.

Since completing the acquisition of Copper Mountain in June 2023, Hudbay has been focused on advancing its plans to stabilize the Copper Mountain mine over the next few years to improve reliability and drive sustainable long-term value. This includes increasing mining activities by remobilizing the idle mining fleet from 14 trucks to 28 trucks in operation at the end of 2023, accelerating stripping to access higher grades, and improving mill throughput and recoveries with a more consistent ore feed grade and several planned mill enhancement projects. The new technical report filed in December 2023 reflects Hudbay's base case stabilization plan.

On December 5, 2023, we filed a NI 43-101 technical report titled "NI 43-101 Technical Report, Updated Mineral Resources and Mineral Reserves Estimate, Copper Mountain Mine", effective as of December 1, 2023, prepared by Olivier Tavchandjian (our Senior Vice President, Exploration and Technical Services), a copy of which is available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For additional details on the Copper Mountain mine, refer to Schedule B of this AIF.

Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves at the Copper Mountain mine and New Ingerbelle pit.

Copper Mountain Mine Mineral Reserve Estimates - January 1, 2024(1)(2)(3)(4)
	Tonnes	Cu (%)	Au (g/t)	Ag (g/t)
Proven	195,000,000	0.27	0.12	0.8
Probable	172,000,000	0.22	0.11	0.6

Total Proven + Probable	367,000,000	0.25	0.12	0.7

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral reserves are reported using an NSR cut-off value of $5.67 per tonne that meets a minimum 0.10% Cu grade.

3. Long term metal prices of $4.00 per pound copper, $1,700 per ounce gold and $23.00 per ounce silver were used to confirm the economic viability of the mineral reserve estimates.

4. Mineral reserve estimates presented on a 100% basis. Hudbay holds a 75% interest in the Copper Mountain mine.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 22

The following table sets forth our estimates of the mineral resources (exclusive of mineral reserves) at the Copper Mountain mine and New Ingerbelle pit.

Copper Mountain Mine Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2024(1)(2)(3)(4)(5)
	Tonnes	Cu (%)	Au (g/t)	Ag (g/t)
Measured	41,000,000	0.21	0.09	0.7
Indicated	97,000,000	0.21	0.11	0.7
Inferred	371,000,000	0.25	0.13	0.6

Total Measured + Indicated	138,000,000	0.21	0.10	0.7
Total Inferred	371,000,000	0.25	0.13	0.6

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resource estimate tonnes and grades constrained to a Lerch Grossman revenue factor 1 pit shell.

3. Mineral resource estimates are exclusive of mineral reserves. Mineral resources are not mineral reserves as they do not have demonstrated economic viability.

4. Long term metal prices of $4.00 per pound copper, $1,650 per ounce gold and $22.00 per ounce silver were used to estimate mineral resources.

5. Mineral resource estimates presented on a 100% basis. Hudbay holds a 75% interest in the Copper Mountain mine.

Copper World

Our 100% owned Copper World project is a copper development project located in Pima County, Arizona, approximately 50 kilometres southeast of Tucson.

In September 2023, Hudbay released the Copper World PFS. The Copper World PFS reflects the results of Hudbay's further technical work on Phase I of the Copper World project. Phase I is a standalone operation requiring state and local permits only. Phase I has a mine life of 20 years, which is four years longer than the Phase I mine life that was presented in the Copper World PEA, largely due to an increase in the capacity for tailings and waste deposition as a result of optimizing the site layout. Phase II is expected to involve an expansion onto federal lands with an extended mine life and enhanced project economics. Phase II would be subject to the federal permitting process and was not included in the PFS results.

The first key state permit required for Copper World, the Mined Land Reclamation Plan, was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023 as having no basis. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality. Hudbay currently expects to receive these two outstanding state permits in 2024.

Phase I contemplates average annual copper production of 85,000 tonnes over a 20-year mine life. A variable cut-off grade strategy allows for higher mill head grades in the first ten years, which increases annual production to approximately 92,000 tonnes of copper.

Hudbay's ownership in the Copper World project is subject to a precious metals stream agreement with Wheaton Precious Metals. Under such agreement, Hudbay is entitled to receive a deposit payment of $230 million against delivery of 100% of the payable gold and silver that is produced from the Copper World project and sold to third party purchasers, assuming a fixed payable rate of 92.5%. Hudbay and Wheaton Precious Metals have commenced discussions regarding a possible restructuring of the stream agreement based upon the new mine plan and processing plant design.

As part of our disciplined approach to developing Copper World, Hudbay introduced a three prerequisites plan in November 2022, which includes specific financial leverage targets that it would need to achieve prior to making an investment decision in the project. The opportunity to sanction Copper World is not currently expected until late 2025 based on current estimated timelines and will ultimately be evaluated against other competing investment opportunities as part of Hudbay's capital allocation process. See "Three Year History - Arizona Development Strategy" for more information.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 23

On September 8, 2023, we filed a technical report for the Copper World project (the Copper World PFS) titled "Phase I Pre-Feasibility Study and Updated Mineral Resources, Copper World Project, Pima County, Arizona, USA", dated effective as of July 1, 2023, prepared by Olivier Tavchandjian (our Senior Vice President, Exploration and Technical Services), a copy of which is available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For additional details on our Copper World project, refer to Schedule B of this AIF. The Copper World PFS supersedes the Copper World PEA in its entirety.

Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves for the Copper World project.

Copper World Mineral Reserve Estimates - January 1, 2024(1)(2)(3)(4)
	Tonnes	Cu (%)	CuSS (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Copper World
Proven	319,400,000	0.54	0.11	110	0.03	5.7
Probable	65,700,000	0.52	0.14	96	0.02	4.3
Total Proven and Probable	385,100,000	0.54	0.12	108	0.02	5.4

Notes:

1. Totals may not add up correctly due to rounding.

2. Long term metal prices of $4.00 per pound copper, $12.00 per pound molybdenum, $1,700 per ounce gold and $23.00 per ounce silver were used to confirm the economic viability of the mineral reserve estimates.

3. Mineral Reserve estimates are limited to the portion of the measured and indicated resource estimates scheduled for milling and included in the financial model of the Copper World PFS.

4. Estimate of the mineral reserve does not account for marginal amounts of historical small-scale operations in the area that occurred between 1870 and 1970 and is estimated to have extracted approximately 200,000 tonnes, which is within rounding approximations of the current reserve estimates.

Copper World Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2024(1)(2)(3)(4)(5)
	Tonnes	Cu (%)	CuSS (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Copper World - Flotation
Measured	424,000,000	0.39	0.04	150	0.02	4.1
Indicated	191,000,000	0.36	0.06	125	0.02	3.5
Inferred	192,000,000	0.35	0.07	117	0.01	3.1
Copper World - Leach
Measured	159,000,000	0.28	0.20	n/a	n/a	n/a
Indicated	70,000,000	0.26	0.20	n/a	n/a	n/a
Inferred	83,000,000	0.26	0.19	n/a	n/a	n/a

Total Measured + Indicated	844,000,000	0.35	0.09	104	0.01	2.9
Total Inferred	275,000,000	0.32	0.11	82	0.01	2.2

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resource estimates are exclusive of mineral reserves. CIM definitions were followed for the estimation of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resources are constrained within a computer-generated pit using the Lerchs-Grossman algorithm.

4. Long-term metals prices of $3.75 per pound copper, $12.00 per pound molybdenum, $1,650 per ounce gold and $22.00 per ounce silver were used to estimate mineral resources.

5. Mineral resource estimates were reported using a 0.1% copper cut-off grade and an oxidation ratio lower than 50% for flotation material and a 0.1% soluble copper cut-off grade and an oxidation ratio higher than 50% for leach material.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 24

OTHER ASSETS

Mason Project

The Mason project is a large greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America. The Mason project's measured and indicated mineral resources are comparable in size to Constancia. We view the Mason project as a long-term future development asset as part of our pipeline of high-quality copper growth opportunities.

Since acquiring Mason, Hudbay has consolidated a prospective package of patented and unpatented mining claims contiguous to the Mason project and has advanced a number of technical studies, including a revised resource model and the completion of a preliminary economic assessment (the "Mason PEA").

The Mason PEA was completed in April 2021 and contemplates a 27-year mine life with average annual copper production of approximately 140,000 tonnes over the first ten years of full production. At a copper price of $3.50 per pound, the after-tax net present value using a 10% discount rate is $1,191 million and the internal rate of return is approximately 18%. The Mason PEA is preliminary in nature, includes inferred resources that are considered too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessment will be realized.

Since 2021, the Company completed a geophysical program and additional drilling at Mason, while continuing to focus on local stakeholder engagement. For the first time since Hudbay acquired the Mason project, Hudbay initiated a drill program in September 2023 to test the satellite deposits which confirmed the occurrence of high-grade skarn mineralization near the historical mines potentially amenable to open pit mining but of limited spatial extent. Hudbay is currently compiling and analyzing the results from the 2023 drilling. Additional metallurgical studies are underway with the objective of further enhancing the project economics.

The following table sets forth the estimates of the mineral resources at the Mason project.

Mason Project Resource Estimates - January 1, 2024(1)(2)(3)(4)(5)(6)
	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Measured	1,417,000,000	0.29	59	0.031	0.66
Indicated	801,000,000	0.30	80	0.025	0.57
Total Measured & Indicated	2,219,000,000	0.29	67	0.029	0.63
Total Inferred	237,000,000	0.24	78	0.033	0.73

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resource estimates that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resource estimates do not include factors for mining recovery or dilution.

4. Metal prices of $3.10 per pound copper, $11.00 per pound molybdenum, $1,500 per ounce gold, and $18.00 per ounce silver were used to estimate mineral resources.

5. Mineral resources are estimated using a minimum NSR cut-off of $6.25 per tonne.

6. Mineral resources are based on resource pit designs containing measured, indicated, and inferred mineral resources.

Llaguen Project

The Llaguen project is 100% owned by Hudbay and is located near the city of Trujillo, the third largest city in Peru. The Llaguen property is at moderate altitude and in close proximity to existing infrastructure, water and power supply, including the port of Salaverry located 62 kilometres away and the Trujillo Nueva electric substation located 40 kilometres away.

The Llaguen copper-molybdenum porphyry deposit is located on the western margin of the Miocene epithermal-porphyry copper-gold belt of northern Peru. Hudbay optioned the Llaguen property from a Vale subsidiary in 2017 and has since completed an exploration agreement with the local community, conducted additional geological mapping and geochemical sampling, and completed a 28-hole confirmatory drill program during 2021 and 2022.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 25

Hudbay's tenement comprises 12 mining concessions totaling 8,900 hectares and the mineralization is fully contained within these 100%-controlled tenements. There are no Indigenous communities in the area, and therefore, community agreements are not subject to Peru's Consulta Previa (prior consultation) process.

After completing an initial mineral resource estimate in November 2022, Hudbay initiated preliminary technical studies at Llaguen, including metallurgical test work as well as geotechnical and hydrogeological studies, which are expected to be incorporated into a preliminary economic assessment for the Llaguen project. Additional exploration drilling is warranted on the Llaguen property to test the areas of the deposit that remain open and the several untested geophysical targets in the area to fully define the regional extent of the mineralization. The current mineral resource estimate is also surrounded by a large halo of low grade hypogene copper mineralization, not currently included in the mineral resource estimate, but for which metallurgical test work could assess the potential for sulfide heap leaching via commercially available technologies.

The following table sets forth the estimates of the mineral resources at the Llaguen project.

Llaguen Mineral Resource Estimates - January 1, 2024(1)(2)(3)(4)(5)(6)(7)
	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)	CuEq (%)
Indicated Global (>= 0.14% Cu)	271,000,000	0.33	218	0.033	2.04	0.42
Including Indicated High-grade (>= 0.30% Cu)	113,000,000	0.49	261	0.046	2.73	0.60
Inferred Global (>= 0.14% Cu)	83,000,000	0.24	127	0.024	1.47	0.30
Including Inferred High-grade (>= 0.30% Cu)	16,000,000	0.45	141	0.038	2.60	0.52

Notes:

1. Totals may not add up correctly due to rounding.

2. CIM definitions were followed for the estimation of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resources are reported within an economic envelope defined by a pit shell optimization algorithm. This pit shell is defined by a revenue factor of 0.33 assuming operating costs adjusted from Hudbay’s Constancia open pit operation.

4. Long-term metal prices of $3.60 per pound copper, $11.00 per pound molybdenum, $1,650 per ounce gold and $22.00 per ounce silver were used for the estimation of mineral resources.

5. Metal recovery estimates assume that this mineralization would be processed at a combination of facilities, including copper and molybdenum flotation.

6. Copper-equivalent (“CuEq”) grade is calculated assuming 85% copper recovery, 80% molybdenum recovery, 60% gold recovery and 60% silver recovery.

7. Specific gravity measurements were estimated by industry standard laboratory measurements.

Snow Lake Regional Deposits

The mineral reserve and mineral resource estimates at Hudbay's satellite deposits in the Snow Lake region, including the copper-gold WIM deposit, the gold-rich 3 Zone and the zinc-rich Watts, Pen II and Talbot deposits, have the potential to provide future feed for the Stall and New Britannia processing facilities and further extend the life of the Snow Lake operations. Hudbay is also preparing plans for exploration activities on the newly acquired land in Snow Lake, which is expected to include geophysical and drilling programs on the Cook Lake claims and the former Rockcliff claims located within trucking distance of the existing Snow Lake processing infrastructure. A majority of the Cook Lake and former Rockcliff claims have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 26

The following table sets forth our estimates of the mineral reserves and resources at the Snow Lake regional deposits (excluding Lalor and 1901).

Snow Lake Regional Gold Deposits Mineral Reserve Estimates - January 1, 2024(1)(2)(3)(4)
			Tonnes	Au (g/t)	Zn (%)	Cu (%)	Ag (g/t)
Gold	Probable	WIM	2,450,000	1.6	0.25	1.63	6.3
		3 Zone	660,000	4.2	-	-	-
		Subtotal	3,110,000	2.2	0.20	1.28	5.0

Notes:

1. Totals may not add up correctly due to rounding.

2. Long-term metal prices of $1,700 per ounce gold, $1.25 per pound zinc, $4.00 per pound copper and $23.00 per ounce silver with an exchange rate of 1.33 C$/US$ were used to confirm the economic viability of the mineral reserve estimates.

3. WIM mineral reserves assume processing recoveries of 98% for copper, 88% for gold, and 70% for silver based on processing through New Britannia's flotation and tails leach circuits.

4. 3 Zone mineral reserves assume processing recoveries of 85% for gold based on processing through New Britannia's leach circuit.

Snow Lake Gold Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2024(1)(2)(3)(4)(5)
			Tonnes	Au (g/t)	Zn (%)	Cu (%)	Ag (g/t)
Gold	Inferred	New Britannia	2,750,000	4.5	-	-	-
		Birch	570,000	4.4	-	-	-
		Subtotal	3,320,000	4.5	-	-	-

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resources do not include factors for mining recovery or dilution.

4. Gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5. New Britannia mineral resource estimates have been reported at a minimum true width of 1.5 metres and with a cut-off grade varying from 2 grams per tonne (at the lower part of New Britannia) to 3.5 grams per tonne (at the upper part of New Britannia).

Snow Lake Base Metal Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2024 (1)(2)(3)(4)(5)(6)(7)(8)
			Tonnes	Au (g/t)	Zn (%)	Cu (%)	Ag (g/t)
Base Metal	Indicated	PEN II	470,000	0.3	8.89	0.49	6.8
		Talbot	2,190,000	2.1	1.79	2.33	36.0
		Subtotal	2,660,000	1.8	3.04	2.01	30.9
	Inferred	Watts	3,150,000	1.0	2.58	2.34	31.0
		PEN II	130,000	0.3	9.81	0.37	6.8
		Talbot	2,450,000	1.9	1.74	1.13	25.8
		Subtotal	5,730,000	1.3	2.39	1.78	28.3

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resources do not include factors for mining recovery or dilution.

4. Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator.

5. Watts and Pen II mineral resources were initially estimated using metal price assumptions that vary marginally over the assumptions used to estimate mineral resources at Lalor. In the Qualified Person’s opinion, the combined impact of these small variations does not have any impact on the mineral resource estimates

6. Watts mineral resources are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 90% for copper, 80% for zinc, 70% for gold and 70% for silver.

7. Pen II mineral resources are estimated using a minimum NSR cut-off of C$75 per tonne.

8. The above resource estimates table includes 100% of the Talbot mineral resources reported by Rockcliff Metals Corp. in its 2020 NI 43-101 technical report published on SEDAR+.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 27

Processing Facilities

Peru

Our processing plant at Constancia has a nominal throughput capacity of 90,000 dry metric tonnes per day at 94% plant mechanical availability. We have improved the performance of the plant over time through technology and process improvements and plan to continue to implement such initiatives. The principal product of the concentrator is copper concentrate, although it also produces molybdenum concentrate. The primary crusher, belt conveyors, thickeners, tanks, flotation cells, mills and various other types of equipment are designed and constructed to be open to the environment. The concentrate filtration and storage building is enclosed. The tailings are pumped to the tailings management facility for storage and water is returned via parallel piping to the process plant for reuse.

Manitoba

The refurbishment of the New Britannia mill, including the addition of a new copper flotation circuit, was completed in October 2021.The New Britannia mill produces gold/silver doré and copper concentrates and achieved commercial production on November 30, 2021, after reaching the required recoveries and production output in the copper and gold circuits. The final tailings from the New Britannia mill are pumped to the Stall mill via a 6.8 kilometre pipeline and are then either pumped to the Lalor paste plant or diverted to the Anderson tailings impoundment area. The New Britannia mill consistently achieved its nameplate capacity of 1,500 tonnes per day throughout 2022 and achieved record throughput levels averaging 1,650 tonnes per day in 2023, with the opportunity to further exceed those levels in the future through ongoing process improvement initiatives.

Our Stall concentrator in Snow Lake was re-started in 2009 and a new copper recovery circuit was installed in the third quarter of 2012 to facilitate processing of Lalor ore. In 2014, we refurbished equipment and facilities at the Stall concentrator. The Stall mill has a throughput capacity of approximately 3,800 tonnes per day. Since the Flin Flon zinc plant closed in mid-2022, the zinc concentrate production from the Stall mill has been sold to third party customers. The majority of the tailings produced from the Stall mill are pumped to the Lalor paste plant, where it is dewatered, mixed with cement and sent underground as pastefill. If pastefill is not required, the tailings are diverted to the Anderson tailings impoundment area. In 2020, Hudbay completed a feasibility study and a test program exploring various technological upgrades to the flowsheet at the Stall mill to improve recoveries. After the commissioning of these upgrades in the second quarter of 2023, subsequent optimization activities proved highly effective, resulting in notably higher recoveries for copper above 90% and gold above 65%.

In 2023, the New Britannia mill and Stall mill collectively processed 1,562,479 tonnes of ore (1,510,907 in 2022).

British Columbia

The processing facility at the Copper Mountain mine includes the primary crusher and conveyor system as well as a semi-autogenous mill. The processing facility has a current throughput capacity of 45,000 tonnes per day. Maintenance practices to improve mill availability continue to be a key pillar of Hudbay's stabilization initiatives. These include the implementation of improved maintenance management processes planned for the first half of 2024 and a change in the maintenance organizational structure which was completed in the fourth quarter of 2023. Beyond maintenance practices, material handling and transportation in the comminution circuit, particularly in the winter months, have a significant impact on mill performance. Work has begun to analyze the trade-off among the various alternatives to further enhance mill performance, including the projects required to increase throughput capacity to 50,000 tonnes per day through minor capital upgrades. In 2023 (for the period post-completion of the CMMC Transaction), the mill at the Copper Mountain mine processed approximately 6.86 million tonnes of ore.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 28

Production

The following comparative charts show production of contained metal in concentrate (tonnes/ounces) for our Peru and Manitoba concentrators for the last three years. A substantially similar comparative chart showing production at the British Columbia processing facility will be included in the future, but no such chart has been included in this AIF as the CMMC Transaction closed midway through 2023 and there are no comparative periods of information.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 29

Note:

1. The New Britannia mill achieved commercial production on November 30, 2021 and, as such, Fiscal 2021 includes only Stall concentrator production for a portion of that year.

2. The gold ounces displayed in the table above include production of gold doré. In the year ended December 31, 2021, we produced 9,002 oz of gold doré. In the year ended December 31, 2022, we produced 28,707 oz of gold doré. In the year ended December 31, 2023, we produced 40,239 oz of gold doré.

Tailings Management Facilities

We have five tailings structures and facilities, three (including two inactive) in Manitoba, one at the Copper Mountain mine in British Columbia and one at the Constancia mine in Peru. The FFTIA is the only one with partial construction using the upstream construction design method. More recent dam expansions at the FFTIA have been constructed using the downstream method. Our Anderson tailings management facility in Snow Lake uses subaqueous deposition of tailings (and we have submitted a permit application to transition to subaerial deposition to improve operating efficiency). In order to accommodate ongoing production from our Lalor mine, in 2022, we raised the dam around Anderson using the downstream method. Our Constancia tailings facility was constructed utilizing a downstream method which created a solid rockfill platform foundation. This foundation supports ongoing centerline construction which will continue until the end of the operating life of the structure.

We established an Independent Technical Review Board ("ITRB") for our Constancia tailings facility in 2012 and extended this to our Manitoba Business Unit's facilities in 2017 and our British Columbia Business Unit in 2023. In 2018, we developed a Tailings Governance Charter to further strengthen our internal governance processes related to tailings management. The charter details existing controls, including a Tailings Management System at the site or business unit that supports day-to-day activities such as planning, monitoring, risk identification and reporting. We conduct independent external reviews, which may include Engineer of Record inspections, ITRB reports and compliance audits.

We require our business units to maintain a level A or higher rating for the protocol. In the latest Mining Association of Canada's Towards Sustainable Mining ("TSM") program, our Manitoba and South America Business Units received level "A" ratings across all five indicators and our British Columbia Business Unit received level "AA" ratings for all indicators. Manitoba and Peru's ratings decreased from previous assessments due to an amendment to the protocol requiring an external audit. Both the Business Units expect to revisit the protocols in 2024. In addition to maintaining a minimum of an "A" rating on all five TSM tailings indicators, we also ensure tailings facilities are constructed following the Canadian Dam Safety Guidelines. We believe following these well-established standards provides effective equivalence to the recently introduced Global Tailings Standard.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 30

At our Manitoba Business Unit, where some of our tailings storage facilities were built 80 years ago, we have worked with our engineer of record, with input from our ITRB, to identify opportunities to proactively upgrade facilities to increase the factor of safety of the structures, particularly in areas previously constructed using the upstream method. After completing three years of significant investment, in 2023, we spent approximately $654,000 to complete planned improvements at Anderson (approximately $18 million in 2022) and approximately $1.35 million to complete planned improvements at the FFTIA (approximately $20 million in 2022), and continued to increase the safety factor of each of these tailings facilities.

Tailings Reprocessing

During 2023, we continued to evaluate the economic feasibility of reprocessing the tailings in the FFTIA, which holds more than 100 million tonnes of tailings that have been deposited over approximately 90 years. Recent drilling programs indicate high zinc, copper, and silver grades.

We also advanced metallurgical test work and evaluated metallurgical technologies, including the signing of a test work co-operation agreement with Cobalt Blue Holdings ("COB") examining the use of COB technology to treat Flin Flon tailings. Initial results from preliminary test work were encouraging in converting more than 90% of pyrite into pyrrhotite and elemental sulphur. Final test work results will support the development of an overall flowsheet. Hudbay expects to continue these metallurgical activities throughout 2024 as it assesses the economic viability of the various metallurgical technologies. Included in our evaluation to move forward with the reprocessing opportunity is the possibility to more efficiently manage the environmental risks associated with the existing tailings in the FFTIA and simplify the closure process.

Additionally, the Anderson tailings impoundment area at our Snow Lake operation also contains significant amounts of gold deposited over many years. Given our enhanced gold processing capacity in Snow Lake, we intend to conduct a similar evaluation of reprocessing the Anderson tailings.

Exploration

As of the date of this AIF, Hudbay has an exploration portfolio of owned or optioned mineral properties which consists of approximately 790,000 hectares across Canada, Peru, the United States and Chile. Exploration expenditures are expected to increase in 2024 as Hudbay looks to execute a large exploration program in Manitoba, which is being partially funded by the proceeds from the Flow-Through Offering (as defined below) and the Marubeni Option Agreement. Total exploration expenditures are expected to increase to $43 million in 2024, a 35% increase from 2023 spending, primarily due to the extensive drilling program underway in the Snow Lake region, as further described below.

In December 2023, Hudbay successfully completed a critical minerals premium flow-through private placement financing transaction for aggregate gross proceeds of approximately C$20 million (the "Flow-Through Offering"). Pursuant to the Flow-Through Offering, Hudbay issued 1,310,000 exploration flow-through common shares ("CEE Shares") at a subscription price of C$11.50 per CEE Share and 650,000 development flow-through common shares ("CDE Shares") at a subscription price of C$7.71 per CDE Share. Hudbay expects to use the proceeds from the CEE Shares to fund certain exploration activities and related initiatives in Manitoba. Hudbay expects to use the proceeds from the CDE Shares to fund the development of infrastructure to be utilized by the Company for optimization and mining activities in Manitoba.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 31

Peru

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. We commenced early exploration activities at the Maria Reyna and Caballito properties after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. A drill permit application was submitted for the Maria Reyna property in November 2023, and a similar application for the Caballito property is planned for the first half of 2024. In parallel, Hudbay continues to advance community engagement activities. Surface mapping and geochemical sampling confirm that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

Manitoba

In Manitoba, Hudbay continues to conduct drilling activities in the Snow Lake area and infill drilling at the Lalor mine.

Hudbay's 2024 exploration program in Manitoba is currently underway with plans to continue testing the deep extensions of the gold and copper zones at Lalor and complete follow up drilling at the Lalor Northwest target. Hudbay's 2024 exploration program will also explore the newly acquired Cook Lake claims and the former Rockcliff claims located within trucking distance of Hudbay's existing Snow Lake processing infrastructure. Both the Cook Lake and former Rockcliff claims were acquired by the company as part of transactions completed in 2023. A majority of the Cook Lake and former Rockcliff claims have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. Hudbay's 2024 exploration program also includes a large geophysics program consisting of surface electromagnetic surveys using cutting-edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. We are exploring our newly expanded land package in hopes of finding a new anchor deposit to maximize and extend the life of the Snow Lake operations beyond 2038.

We also expect to advance a development and exploration drift at the 1901 deposit located within 1,000 metres of the haulage ramp to Lalor. Such plans are expected to take place over 2024 and 2025 with the development of an access drift, drill platforms and diamond drilling to further confirm the optimal mining method to extract the base metal and gold lenses and to convert the inferred mineral resources in the gold lenses to mineral reserves.

Strategic Investments

As at December 31, 2023, we held minority equity positions in seven junior exploration companies (nine as at December 31, 2022), representing investments with a fair market value of approximately C$8.5 million (approximately C$13 million as at December 31, 2022), as part of our strategy to populate a pipeline of projects with the potential for exploration and development. Our early-stage opportunity pipeline consists of minority interests in junior exploration companies with projects in Canada, the United States, Ecuador and Peru. We are continuing to evaluate new projects and potential investments to add to our portfolio and will seek to dispose of investments when the underlying projects are no longer consistent with our strategy.

Cash and Cash Equivalents

Our cash and cash equivalents as of December 31, 2023 were approximately $249.8 million, and are held in low risk liquid investments and deposit accounts pursuant to our investment policy.

OTHER INFORMATION

Products and Marketing

Our principal products are copper concentrate, which contains payable copper, gold and silver, zinc concentrate, gold and silver doré and molybdenum concentrate.

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In 2023, we produced 131,691 tonnes of contained copper in concentrate (100,487 tonnes in Peru, 12,154 tonnes in Manitoba and 19,050 tonnes in British Columbia[1]), 310,429 ounces of gold (114,218 ounces in Peru, 187,363 ounces in Manitoba and 8,848 ounces in British Columbia), 3,575,234 ounces of silver (2,505,229 in Peru, 851,723 in Manitoba and 218,282 in British Columbia), 34,642 tonnes of contained zinc in concentrate (all produced in Manitoba), and 1,566 tonnes of contained molybdenum concentrate (all produced in Peru).

In 2023, copper sales represented approximately 62% (57% in 2022), gold sales represented approximately 27% (22% in 2022), and zinc sales represented approximately 4% (15% in 2022) of our total gross consolidated revenue (which excludes non-cash streaming arrangement items, mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays).

Our 2023 revenue breakdown by commodity type is illustrated in the chart below:

2023 REVENUE BREAKDOWN

1. Revenue for the full year ended December 31, 2023. Gold and silver revenues include cash payments applicable to precious metals stream sales.

2. This number excludes treatment and refining charges.

3. Revenue from "Other" includes molybdenum and silver.

In 2023, our copper concentrate production was sold through a mix of benchmark related sales, and spot sales. Manitoba copper concentrate production was sold for delivery to a smelter in Canada, Peru copper concentrate production was primarily sold for delivery to smelters in Asia, and British Columbia copper concentrate production was sold to MMC pursuant to a concentrates sale and purchase agreement previously entered into by Copper Mountain and MMC prior to the CMMC Transaction.

Molybdenum concentrate production in 2023 was sold to customers under one-year contracts and was delivered to roasters in South America and North America.

Zinc concentrate production in 2023 was sold mainly to smelters in Europe under a multi-year agreement.

Gold/silver doré production from the New Britannia mill is sent to a refinery in Canada and the outturned precious metals are sold to Canadian financial institutions. In addition, we sell gold and silver equal to the deliverable portion of payable gold and silver produced from our Constancia mine to Wheaton Precious Metals pursuant to the terms of the precious metals stream agreement in respect of our Constancia mine.

______________________________________
1 All production results from the Copper Mountain mine in British Columbia represents the period from the June 20, 2023 acquisition date through to the end of the fourth quarter of 2023. Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine.
ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 33

Commodity Markets

In addition to our production volumes, our financial performance is directly affected by a number of factors, including metals prices, foreign exchange rates, and input costs, including energy prices. 2024 is expected to be an uncertain year for the copper price due to significant volatility on both supply and demand sides of the market as well as economic uncertainty related to the timing of interest rate reductions and geopolitical turmoil. For more information, please refer to our market analysis of copper, zinc and gold prices on pages 34 and 35 of our management's discussion and analysis for the year ended December 31, 2023, a copy of which has been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Specialized Skill and Knowledge

The success of our operations depends in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining and mineral processing industries in the geographic areas in which we operate. For additional information, see "Risk Factors - Recruitment, Retention and Labour Relations".

Competitive Conditions

The mining industry is intensely competitive and we compete with many companies in the search for and acquisition of attractive mineral properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties.

Economic Dependence

We do not have any contracts upon which our business is substantially dependent, as our principal products, copper concentrate, zinc concentrate and gold/silver doré are widely traded commodities and we may enter into contracts for the sale of such products with a variety of potential purchasers.

Environmental Protection

Our activities are subject to environmental laws and regulations, and our own internal environmental objectives. We manage our conformance through certified management systems in place at our producing operations in Manitoba and Peru. At our newly acquired producing operations in British Columbia, the assessment of the existing management system remains in progress, following which we expect the management system to become certified. Environmental laws and regulations are evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For additional information, see "Risk Factors - Governmental and Environmental Regulation".

Our goal is to continue to improve our environmental performance and we have an environmental management program and systems directed at environmental protection and compliance to achieve our goal and address these regulatory changes. For additional information, see "Tailings Management Facilities" above and "Sustainability" and, in particular, our commitment to follow the TSM program of the Mining Association of Canada at all of our operating locations and our adoption of greenhouse gas ("GHG") emission reduction targets.

Employees

As at December 31, 2023, we had 76 employees at our Toronto-based corporate head office, 972 employees in Manitoba, 567 employees in British Columbia, 1048 employees in Peru and 45 employees in the United States. As at December 31, 2023, unionized workers represented approximately 70% of our employees in Manitoba and approximately 53% of our employees in Peru.

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We have a collective bargaining agreement in place with the union at our Peru operations, which expired in the fourth quarter of 2023 and is currently being renegotiated. If a strike or work stoppage occurred at Constancia, while we believe we could continue operating, we would have a reduced workforce, and it may adversely affect our production efficiency in Peru. We also have collective bargaining agreements in place with all six unions in Manitoba, which are all set to expire on June 30, 2024. We expect to begin negotiating new collective bargaining agreements in Manitoba in the second quarter of 2024. See "Risk Factors - Recruitment, Retention and Labour Relations".

Hudbay maintains a profit sharing plan pursuant to which 10% of the after-tax profit of the Manitoba Business Unit (excluding provisions or recoveries for deferred income and mining tax) for any given year is distributed among eligible employees in Hudbay's Manitoba operations, with the exception of executive officers and key management personnel.

In accordance with Peruvian law, Hudbay distributes 8% of the after-tax profit of the Peru Business Unit amongst all employees in Peru, including executive officers and key management personnel.

SUSTAINABILITY

At Hudbay, we view responsible corporate behaviour as integral to the successful execution of our business strategy. In particular, we pride ourselves on maintaining a good relationship with our regulators, communities and other stakeholders and being able to bring that good reputation to new communities and jurisdictions when we embark on new projects. Our mission includes that the regions and communities in which we operate benefit from our presence, meaning that we create benefits and opportunities that contribute to their economic and social wellbeing, and that we protect our natural environment. We also commit to maintaining a safe and healthy work environment for our employees. As described below, we have adopted a number of voluntary codes and other external instruments that we consider particularly relevant to our business, including Environmental Management System Standard ISO 14001, Occupational Health and Safety Management System Standard ISO 45001, the Voluntary Principles on Security and Human Rights and our commitment to follow the TSM program of the Mining Association of Canada at all of our operating locations. For over a decade we have reported Scope 1 and Scope 2 GHG emissions across our operations and pursued improvements in our energy efficiency. In 2022, we announced our commitment to achieve net zero GHG emissions by 2050 and the adoption of interim 2030 GHG reduction targets to support this commitment. In 2023, we advanced these GHG-related commitments by identifying specific potential projects at each of our operating locations.

HEALTH, SAFETY AND ENVIRONMENTAL POLICIES

Among our core values are protecting the health and welfare of our employees and contractors and reducing the impact of our operations on the environment. Our producing operations in Manitoba and Peru currently have management systems certified to Safety and Environmental Management System Standards ISO 45001 and ISO 14001. In British Columbia, we are in the process of conducting an internal assessment of the management system and currently expect it to become certified to the appropriate Safety and Environmental Management System Standards within the next three years.

We believe that ongoing improvement in the safety of our workplace assists in maintaining healthy labour relations and that our ability to minimize recordable injuries (Medical Aid, Restricted Work and Lost Time injuries) and comply with environmental requirements are significant factors in maintaining social license to operate and realizing opportunities to improve overall operational efficiency. Our safety management systems also focus on identifying and mitigating fatal risks, including implementing critical controls addressing fatal risks and also on thoroughly investigating any incidents that represent a potential fatality regardless of the actual outcome of the incident. We classify injuries across our company using the International Council on Mining and Metals ("ICMM") criteria. Based on the ICMM criteria, in 2023, our recordable injury frequency per 200,000 hours worked was 1.2, which is a year-over-year improvement (1.3 in 2022).

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Our environmental management program consists of a corporate environmental policy, and at each site, comprehensive environmental management plans and procedures that are integrated with operating procedures, employee training, regular internal and external audits, and emergency response systems. Appropriate water stewardship plays an important role in the development and operation of our projects, particularly the Copper World project.

We maintain a company wide information system for recording, managing and tracking environmental, health, safety and community incidents. We did not have any material environmental non-compliances in 2023.

CLIMATE CHANGE INITIATIVES

The Board's EHSS Committee provides oversight of our GHG Reduction Roadmap, and regularly receives reports from management on our progress. In 2021, drawing on many years of data on our GHG footprint, we began work on a 10-year GHG Reduction Roadmap, to identify our best options for approaching and achieving sustainable GHG emission reductions. While our operations are well-positioned in the lower half of the global GHG emissions curve for copper operations, we recognize our role in mitigating climate change and that copper and the metals Hudbay produces play an important role in the world's transition to a greener future.

In 2022, we then announced our commitment to a GHG emissions reduction plan that includes the following initiatives:

  Pursuing a 50% reduction in absolute Scope 1 and Scope 2 GHG emissions (as of 2021) from our existing operations by 2030;
  Achieving net zero total emissions by 2050;
  Reporting on material Scope 3 emissions in the near-term;
  Assessing acquisitions and new projects against corporate emissions targets;
  Continuing to be transparent with GHG performance data disclosure, including reporting total GHG emissions and GHG intensity; and
  Evaluating new technologies as they become commercially available and economically viable.

In 2023, we made additional progress towards our ultimate climate change goals by taking the following steps:

  During the first quarter of 2023, Hudbay signed the Power Purchase Agreement in Peru for 100% renewable energy supply. As a result, total Scope 1 and Scope 2 GHG emissions company-wide at Hudbay's current operations (other than Copper Mountain) are expected to decline by 40% during the life of the contract (as compared to our 2021 baseline), positioning Hudbay well to achieve its 50% reduction target by 2030;
  In September 2023, Hudbay commissioned a new Komatsu PC8000 electric shovel at the Copper Mountain mine, which reduces carbon intensity by displacing existing diesel shovel production;
  Hudbay tested the use of renewable diesel in two of its non-trolley assist haul trucks at the Copper Mountain mine in an effort to further reduce GHG emissions. The test results were promising and Hudbay subsequently entered into renewable diesel contracts for approximately 80% of the expected fuel to be purchased in 2024; and,
  In the first quarter of 2023, Hudbay initiated the trial of an electric Epiroc scooptram ST14 SG at the Lalor mine, which reduces carbon intensity by lowering emissions and reduces the temperature in the lower areas of the mine to improve ventilation. The trial was successful and, in the third quarter, a second electric scooptram was added to the fleet.

HUMAN RIGHTS POLICY

Our Human Rights Policy articulates our commitments to human rights and addresses topics such as business and labour practices (including our commitment to prevent forced, compulsory and child labour in our sphere of influence), community participation and security measures. Our Corporate Standards for Supplier Due Diligence, Stakeholder Engagement, Community Giving and Investment, Local Procurement and Employment and Security Management provide our business units with additional corporate direction on minimum standards with respect to meeting the commitments we set out in our Human Rights Policy.

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The Voluntary Principles on Security and Human Rights provide important guidance for our security and community relations practices in locations with higher potential for social conflict and, in Peru, we regularly audit security policies and practices and conduct gap analyses against the Voluntary Principles.

SUSTAINABILITY REPORTING

Each year we publish an Annual Sustainability Report that presents and discusses our environmental, social, health and safety performance in the context of our overall business performance. This report is prepared pursuant to the Global Reporting Initiative guidelines, the SASB Metals and Mining Standard, and the recommendations of the Task Force on Climate Related Financial Disclosure. We also publicly respond to the CDP climate, water and forests questionnaires. Previous Annual Sustainability Reports are available on our website at https://hudbayminerals.com/disclosure-centre/default.aspx. Our 2023 Annual Sustainability Report is expected to be released in the second quarter of 2024.

RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by investors and prospective investors. In addition to the risk factors described elsewhere in this AIF, the risk factors that impact us and our business include, but are not limited to, those set out below. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem less material may also impair our business. Any one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the value of our securities.

METALS PRICES AND FOREIGN EXCHANGE

Commodity prices are a key driver of our financial and operational results. As a result, our profit or loss and financial condition depend upon the market prices of the metals we produce, which are cyclical and which can fluctuate widely with demand. The profitability of our current operations is directly related and sensitive to changes in the market price of copper, gold and zinc and, to a lesser extent, that of silver and molybdenum (see "Sensitivity Analysis" on page 36 of our management's discussion and analysis for the year ended December 31, 2023). Market prices of metals can be affected by numerous factors beyond our control, including the overall state of the economy and expectations for economic growth, geopolitical events, general levels of supply and demand for a broad range of industrial products, the substitution of new or different products in critical applications for existing products, the level of industrial production, expectations with respect to the rate of inflation, foreign exchange rates and the investment demand for commodities, interest rates and speculative activities. Such external economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments.

The Chinese market is a significant source of global demand for commodities, including copper and zinc. Chinese demand has been a major driver in global commodities markets for many years. A slowing in China's economic growth could result in lower prices and demand for our products and negatively impact our results. We could also experience these adverse effects if demand in China slowed for other reasons, such as trade disputes, increased self-sufficiency, increased reliance on other suppliers to meet demand or a prolonged market disruption event, including as a result of geopolitical events and/or global conflicts. Prices are also affected by the overall supply of the metals we produce, which can be affected by the start-up of major new mines, production disruptions and closures of existing mines. Depending on hedging practices, future metal price declines could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants). If such price declines were significant, there could be a material and adverse effect on our cash flow from operations and our ability to finance our projects and satisfy our debt service obligations (see "Liquidity, Access to Capital and Indebtedness" below).

In addition to adversely affecting our mineral reserve estimates and the Company's financial condition, declining metals prices can impact operations by requiring an assessment or reassessment of the feasibility of a particular project. We may also curtail or suspend some or all of our exploration and development activities, with the result that our depleted reserves are not replaced.

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In addition, since our core operations are located in Canada and Peru, many of our costs are incurred in Canadian dollars and Peruvian soles. However, our revenue is tied to market prices for copper, gold, zinc and other metals we produce, which are typically denominated in United States dollars. If the Canadian dollar or Peruvian sol were to appreciate in value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations. In addition, commodity hedging strategies may cap our revenues from selling certain metal products if there are significant price increases. For more information, see "Financial Risk Management - Metals Price Strategic Risk Management" and "Financial Risk Management - Interest Rate and Foreign Exchange Risk Management" on pages 55 and 56 of our management's discussion and analysis for the year ended December 31, 2023.

POLITICAL AND SOCIAL RISKS

In any jurisdiction in which we operate, a change in government, government policy, the declaration of a state of emergency or the implementation of new or the modification of existing laws and regulations affecting our operations and other mineral properties could have a material adverse impact on us and our projects. Such laws or events could involve restrictions on businesses, the expropriation of property, implementation of exchange controls and price controls, increases in production royalties and income and mining taxes, refusal to grant or renew required permits, licenses, leases or other approvals or requiring unfavourable amendments to or revoking current permits and licenses, and enacting environmental or other laws that would make contemplated operations uneconomic or impractical. The risk exists that further government limitations, restrictions or requirements not presently foreseen, will be implemented. In addition, policy changes that alter laws regulating the mining industry could have a material adverse effect on us. We are at a heightened risk of having this occur whenever there is a change in government in the countries or regions in which we operate. Any prolonged disruption to our mining and mineral processing infrastructure that may result from such changes in policy could cause us to temporarily shut down our operations, which could have an adverse effect on our financial results and cash flows.

Political or social unrest and instability in Peru, in particular, could adversely affect our ability to operate the Constancia mine and the Pampacancha satellite deposit and commence exploration activities at Maria Reyna and Caballito. Such adverse effects could result in positions or actions that may be taken by the national government or at the regional, community or local levels by government or non-governmental actors, including demanding payments, encroaching on our land, challenging the boundaries of such land or our rights to possess and operate on such land, protesting against our operations, impeding project activities through roadblocks or other public manifestations and attacking project assets or personnel. In recent years, certain mining projects in Peru have been the target of political and community protests, including after former President of Peru, Pedro Castillo, was removed from office in December 2022. While there have been some initiatives in respect of the Constancia mine, including attempts to restrict access and trespassing by workers and members of the surrounding communities, those initiatives have been limited and have not significantly disrupted the project's development or operations. There is the risk that more significant opposition may be mounted that may affect our ability to operate or to carry out our intentions to explore Maria Reyna and Caballito. The risk of disruptions from such opposition tends to increase with national, regional and local elections in Peru and changes to the general political and social climate in the area where we operate. We continue to seek to constructively engage with all our stakeholders in the Constancia region, and we continue to actively monitor Peru's social risks and political landscape.

In addition, while we carry out due diligence on our customers, the majority of our copper concentrate production from Constancia is delivered to smelters in China, and there is a risk that geopolitical events could lead to market disruptions, trade disputes or government restrictions that could adversely affect our ability to sell our metal production.

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COMMUNITY RELATIONS AND INDIGENOUS RIGHTS

Our relationships and reputation, particularly with the communities in which we operate in Manitoba, British Columbia, Chumbivilcas (Peru), Arizona and Nevada are critical to the success of our existing operations and the construction and development of future projects. There is an increasing level of public attention and advocacy relating to the real and perceived effect of mining activities on the environment and communities impacted by those activities. Publicity adverse to us, our operations, or extractive industries generally, including as a result of anti-mining protests or publications, could have an adverse effect on us and may impact our reputation and relationship with the communities in which we operate, including the communities surrounding our key projects and other stakeholders.

Although we have entered into life of mine agreements with the two local communities directly affected by the Constancia mine and the one local community directly affected by the development of the Pampacancha deposit, and have a number of agreements in place with other local communities and governments in the area, there can be no assurance that disputes will not arise with these local communities or governments or that other communities or governments in the region with whom we do not have an agreement in place will demand an impact benefit, community investment agreement or will otherwise assert their rights in some form.

In situations where we have acquired mineral rights, we may be unable to secure the required surface rights. Any inability to secure required surface rights or take possession of areas for which we hold surface rights could render us unable to carry out planned exploration, development and mining activities. Relations with local communities may be strained by real or perceived detrimental effects of our activities or those of other mining companies. Those strains may impact our ability to enforce our existing community agreements or obtain necessary permits and approvals to operate the Constancia mine. Further, communities and other groups in Peru and elsewhere that self-identify as Indigenous people may assert rights to be consulted and a right to free, prior and informed consent over project decisions. In Peru, this requires compliance with the Consulta Previa law. Specifically in respect of Maria Reyna and Caballito, our existing surface rights agreement during the exploration phase is for a limited term only and we will need to negotiate an exploitation agreement with the applicable stakeholders in the future to commence construction and operations if desirable to do so. There can be no assurance that an exploitation agreement with the applicable stakeholders will be reached at all or in a timely manner and it may be an expensive negotiation process.

Additionally, the Company acknowledges that its British Columbia operations may affect the communities of the Upper Similkameen Indian Band ("USIB"), the Lower Similkameen Indian Band ("LSIB") and other potential stakeholders. Hudbay has current agreements in place with each of the USIB and LSIB in respect of the Copper Mountain mine and is committed to transparent and meaningful engagement with the USIB and LSIB to discuss amending such agreements, as needed, to reflect Hudbay's updated life of mine plan and to address any concerns that may arise from time to time, including with respect to the permitting and proposed development of New Ingerbelle. However, there can be no assurance that such engagement will result in all of the USIB's and/or the LSIB's concerns being fully resolved, that disputes will not arise between Hudbay and the USIB and/or the LSIB, as applicable, or that such issues will not adversely affect our development plans or schedule for New Ingerbelle.

The reconciliation process with Indigenous peoples in Canada, including the Government of Canada's intention to implement the United Nations Declaration on the Rights of Indigenous Peoples ("UNDRIP"), may result in new such regulations being introduced in Canada. Although we work to engage with and provide opportunities to Indigenous communities near our operations in Manitoba and British Columbia, the asserted rights of Indigenous peoples may adversely affect our ability to operate. In addition, the Government of British Columbia has adopted the Declaration on the Rights of Indigenous Peoples Act (2019) ("DRIPA") to implement UNDRIP in British Columbia. The legislation commits to a systematic review of British Columbia provincial laws for alignment with UNDRIP principles, while also encouraging new agreements with Indigenous groups that are intended to address outstanding governance questions around the nature of Indigenous rights and title interests in British Columbia.

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In addition, from time to time, our operations may be adversely affected by protests and social activism broadly related to Indigenous rights and the reconciliation process in Canada.

While we are committed to operating in accordance with applicable laws and in a socially responsible manner, there can be no assurance that our efforts in this respect will fully mitigate this potential risk.

RECRUITMENT, RETENTION AND LABOUR RELATIONS

The success of our operations and development projects depends in part on our ability to attract and retain geologists, engineers, metallurgists and other required personnel in the geographic areas in which we operate. The success of our mining operations in Snow Lake, Manitoba, Princeton, British Columbia and southern Peru, in particular, depends in part on our ability to attract new personnel to work for us in these geographic areas.

We also depend on a number of key management and operating personnel, and our success will largely depend on the efforts of these individuals and our ability to retain them. The conduct of Hudbay's business and the execution of our strategy and development plans depend on the abilities, experience and efforts of our management team. In addition, we also compete for the technical expertise and labour to find, develop, and operate such properties. The loss of services from key employees or members of management could adversely impact our prospects and financial condition.

We currently have a collective bargaining agreement in place with the union at our Peru operations, which expired in the fourth quarter of 2023 and is currently being renegotiated. We also have collective bargaining agreements in place with all six unions in Manitoba, which are all set to expire on June 30, 2024. We expect to begin negotiating new collective bargaining agreements in Manitoba in the second quarter of 2024.

There can be no assurance that our business will not suffer from a work stoppage at any location where we operate. At Constancia, just over 50% of our workforce is unionized, and while we do not currently believe any labour discussions will result in a prolonged work stoppage, there can be no assurance that such events will not occur in the near term or from time to time and our ability to avoid a strike or work stoppage will depend on our ability to successfully renegotiate collective bargaining agreements with such labour unions as required, which cannot be guaranteed. If a strike or work stoppage occurred at Constancia, while we believe we could continue operating, we would have a reduced workforce, and it may adversely affect our production efficiency in Peru.

In addition, from time to time, we may temporarily suspend or close certain of our operations, and we may incur significant labour and severance costs due to a suspension or closure. Further, temporary suspensions and closures may adversely affect our future access to skilled labour, as laid-off employees may seek employment elsewhere.

LIQUIDITY, ACCESS TO CAPITAL AND INDEBTEDNESS

As at December 31, 2023, we had cash and cash equivalents of approximately $249.8 million and approximately $323.9 million in undrawn availability under our Credit Facilities. While we expect that our current liquidity and future cashflows will be sufficient to meet our obligations in the coming year, there can be no assurances that this will be the case given our exposure to a potential deterioration in metals prices and other similar risks discussed in this AIF.

To fund growth, secure our future reclamation obligations, and in difficult economic times, to ensure continued operations, we may need to secure necessary capital through equity, loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and our projects and, in the case of the Credit Facilities, the financial maintenance covenants contained therein. Financing may not be available when needed or, if available, may not be available on terms acceptable to us. Failure to obtain or maintain any financing necessary for our capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of our properties, including our potential plans to develop future growth projects.  With respect to our current development strategies in particular, there can be no certainty that there will be sufficient financing or other transactions available on acceptable terms to achieve our 3-P plan and fund the construction of Copper World. See "Development of New Projects" below.

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If we cannot make scheduled payments on our debt, or if we breach any of the covenants under our Credit Facilities, the indentures governing the Senior Unsecured Notes or our other debt instruments, we will be in default and holders of our debt could declare all outstanding principal and interest to be due and payable, causing a potential cross-acceleration or cross-default under certain of our other debt agreements and our other creditors could foreclose against the collateral securing our obligations and we could be forced into bankruptcy or liquidation.

Additionally, to the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. To the extent that we commit to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our consolidated income statements. At December 31, 2023, approximately $211.2 million of our cash was held in US dollars, approximately $36.0 million of our cash was held in Canadian dollars, and approximately $2.6 million of our cash was held in Peruvian soles.

We have a significant amount of indebtedness. As of December 31, 2023, we have a total long-term debt of approximately $1.288 billion. As a result, we have a substantial annual interest expense on long-term debt, amounting to approximately $76.2 million in 2023.

Specifically, our substantial level of indebtedness could have significant consequences, including:

• limiting our ability to access capital to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

• requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

• increasing our vulnerability to general adverse economic and industry conditions;

• exposing the Company to the risk of increased interest rates for those borrowings that are at variable rates of interest;

• limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

• placing the Company at a disadvantage compared to other less leveraged competitors; and

• increasing our cost of additional borrowings.

Subject to the limits contained in the indentures governing the Senior Unsecured Notes and any limits under our other debt instruments existing from time to time, we may incur additional debt (including under our Credit Facilities) to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our level of indebtedness could intensify and there can be no assurance that the interest rate on any future debt will be as favourable as the Senior Unsecured Notes or any of our other existing debt.

Our ability to make scheduled payments on, repay in full or refinance our debt obligations, including the Senior Unsecured Notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, most importantly, metals prices. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium if any, and interest on our indebtedness, including the Senior Unsecured Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the Senior Unsecured Notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The indentures governing the Senior Unsecured Notes restrict our ability to dispose of assets and use the proceeds from those dispositions. They may also limit our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

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In addition, the indentures governing the Senior Unsecured Notes contain a number of restrictive non-financial covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including limitations on our ability to:

• incur additional indebtedness;

• pay dividends or make other distributions or repurchase or redeem capital stock;

• prepay, redeem or repurchase certain debt;

• make loans and investments;

• sell assets;

• incur liens;

• enter into transactions with affiliates;

• alter the businesses we conduct;

• enter into agreements restricting our subsidiaries' ability to pay dividends; and

• consolidate, amalgamate, merge or sell all or substantially all of our assets.

BUSINESS INTEGRATION RISK WITH COPPER MOUNTAIN

The ability to realize the benefits of the Copper Mountain transaction will depend in part on building relationships with key stakeholders, developing and implementing operating systems, and successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. It will also depend on Hudbay's ability to realize its updated mine plan and the anticipated synergies from integrating Copper Mountain's business, as well as its ability to ensure Copper Mountain's disclosure controls and procedures and internal controls over financial reporting are as thorough and effective as those required by securities laws currently applicable to Hudbay.

The process of designing and implementing and maintaining effective internal controls for Copper Mountain has required and is expected to continue to require significant resources of the Company. If the Company is unable to establish or maintain appropriate internal financial controls and procedures, it could cause the Company to fail to meet its reporting obligations on a timely basis, result in material misstatements in its consolidated financial statements, and harm its operating results.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, the Company may identify deficiencies and may encounter problems or delays in completing the remediation of any deficiencies. The existence of deficiencies in internal control over financial reporting may require management to devote significant time and incur significant expense to remediate any such deficiencies.

If the Company fails to design and implement and maintain effective internal controls over financial reporting for Copper Mountain in the required timeframe, it may be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE and could also restrict the Company's future access to the capital markets.

Successfully completing the business integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to Hudbay and from operational matters during this process. There can be no assurance that management will be able to implement the required processes, procedures and controls, complete the integration of the operations of Copper Mountain's business successfully and realize the anticipated operational and financial benefits.

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INFORMATION TECHNOLOGY AND OPERATIONS TECHNOLOGY SYSTEMS

Our operations depend, in part, on information technology ("IT") and operations technology ("OT") systems. While we regularly monitor the security of our IT and OT systems, they remain vulnerable to disruption, damage or failure from a variety of sources, including but not limited to errors by employees or contractors, computer viruses, cable cuts, natural disasters, terrorism, power loss, vandalism, cyber-attacks including phishing, ransomware and similar malware, misappropriation of data by outside parties, and various other threats.

Prior to the CMMC Transaction, Copper Mountain was subject to a ransomware attack on December 27, 2022 that affected its internal IT systems at the Copper Mountain mine and at its corporate head office. As a result, Copper Mountain isolated operations and switched to manual processes, where possible, and the mill was preventatively shut-down to determine the effect on its control system. On January 1, 2023, Copper Mountain resumed operations of the primary crusher at the Copper Mountain mine and, on January 4, 2023, the mill was at full production. Throughout the outage, all environmental management systems at the Copper Mountain Mine were operational, and there were no environmental incidents or injuries to personnel.

Although Hudbay was aware of the above-mentioned ransomware attack at the time of the CMMC Transaction and, to date, Hudbay has not itself experienced any material losses relating to IT or OT system disruptions, failure or damage, cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses or experience similar events in the future.

Any of these and other events could result in IT system or OT system failures, operational delays, production downtimes, security breaches, destruction or corruption of data, and equipment failure that could cause other risks to be realized, such as but not limited to, inaccurate recordkeeping, disclosure of confidential information, or other improper use of our IT and OT systems and networks. Any of these events could have an adverse effect on our reputation, results of operations, financial reporting and financial condition.

While we employ IT and OT governance practices over our information, data and networks, including implementing systems to monitor and detect threats, information security training for employees with access to sensitive information and data, the use of multi-factor encryption on all personal devices, the implementation of a formal cyber security awareness, training and testing online platform, the implementation of a layered approach to protect our industrial control systems and the performance of periodic audits and penetration testing, we cannot be certain that it will be successful in securing our information and data from cyber-attacks, phishing attacks or other similar events. There may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data. Our exposure to this risk cannot be fully mitigated because of, among other things, the evolving nature and frequency of these threats and the effects and consequences of vulnerable third parties. The techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and as a result, we may be unable to detect efforts to disrupt our data and systems in advance. As such threats continue to evolve and occur more frequently, we may be required to expend additional resources to continue to change or improve protective measures and to investigate and remediate any security vulnerabilities.

DEVELOPMENT OF NEW PROJECTS

Our ability to successfully develop future growth projects is subject to many risks and uncertainties, including the ability to generate sufficient free cash flows and secure adequate financing to fund the projects, including from potential joint venture partners; obtaining and maintaining essential permits and approvals from governmental authorities; successful resolution of administrative and legal challenges against permits that have been issued to us and those permits that may be issued in the future (particularly in the case of the Copper World project in Arizona and New Ingerbelle expansion in British Columbia); obtaining surface rights agreements, if needed; construction, commissioning and ramp-up risks; scheduling and cost-overrun risks; developing and maintaining good relationships with neighbouring communities, local governments and other stakeholders; and other political and social risks.

Significant amounts of capital will be required to construct and operate a new mine, such as the Copper World project. Our capital and operating cost assumptions may be affected by a variety of factors, including project scope changes, supply chain constraints, and general cost escalation common to mining projects globally. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, including contracts in respect of project infrastructure, and shortages of capital, may also delay or prevent the completion of construction or commencement of production or require the expenditure of additional funds. Moreover, further delays may be caused by additional administrative and legal challenges to the permits for our projects (including the Copper World project in Arizona and New Ingerbelle expansion in British Columbia), which may impact our mine plan and development timelines.

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In addition, once a construction decision is made for a major capital project, construction costs and timelines can be impacted by various factors, many of which are beyond our control. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate materials required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates, global capital cost inflation, local in-country inflation and availability of accommodations for the workforce.

Many major mining projects constructed in recent years have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no certainty that there will be sufficient financing or other transactions available on acceptable terms to achieve our 3-P plan and fund the construction of Copper World and, should Copper World be brought into construction, any cost overruns and any related delays could have a significant detrimental impact on the near-term cash flows we realize from the project and the economic assumptions that supported our decision to commence construction.

DEPLETION OF RESERVES AND VIABILITY OF OPERATIONS

Subject to any future expansion or other development, production from existing operations at our mines will typically decline over the life of the mine and the risk of the extraction of mineral reserves becoming uneconomic increases. As a result, despite the completion of the CMMC Transaction in 2023 which added an operating mine to our portfolio of assets, our ability to maintain our current production or increase our annual production of base and precious metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire new deposits, bring new mines into production successfully and to expand mineral reserves and production at existing mines. While exploration and development of mineral properties involves significant financial risk, the success of our exploration and development plans is crucial to our future operations.

Very few properties that are explored are later developed into operating mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure; current and future expectations for metal prices; political and social stability; the cost of any required surface rights, particularly in the regions where we operate in Peru; obtaining and maintaining a social license to operate; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and the cost of any legal or administrative challenges related thereto. Even if we identify and acquire what we believe to be an economically viable ore body, several years may elapse until first production.

During this time, we may incur significant expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. We cannot provide assurance that our exploration or development efforts, including those at our Copper World project, at New Ingerbelle, at our mineral properties in Flin Flon and Snow Lake, and Maria Reyna and Caballito, will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

PROCESSING, TAILINGS AND INSURANCE

Mining operations, including exploration, development and production of mineral deposits and tailings disposal, generally involve a high degree of risk and are subject to conditions and events beyond our control. Our operations are subject to all of the hazards and risks normally encountered in the mining industry, including adverse environmental conditions; industrial and environmental accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to weather conditions, as well as intentional acts by individuals or groups who intend to harm or disrupt our operations. These risks could result in the destruction of mines or processing facilities, the failure of tailings management facilities and damage to infrastructure, causing partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, monetary losses and potential legal liability. Although we conduct extensive maintenance and monitoring and incur significant costs to maintain our mines, equipment and infrastructure, including our tailings management facilities, unanticipated failures or damage may occur that cause injuries, production loss or environmental pollution and resulting legal and economic liability, which may be significant. We may be at a heightened risk of such anticipated failures or damage in Manitoba, where some of our mines, equipment and infrastructure, including our tailings management facilities, were built over 80 years ago and, in the case of FFTIA, were based on the upstream construction design method.

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As part of our risk management process for tailings, Hudbay has established an Independent Technical Review Board and developed a Tailings Governance Charter to oversee the governance and management of our tailings facilities (see the "Tailings Management Facilities" section in this AIF).

Likewise, as processing facilities go through a stabilization and optimization phase, such as our Copper Mountain mill, the risk of unexpected shutdowns and reduced availability increases. Any inability to provide adequate feed to our processing facilities or maintain the availability of our processing facilities could adversely impact our profitability and impair the viability of our operations.

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable to an extent, no assurance can be given that such insurance will continue to be available or that we will be able to maintain insurance to cover these risks at economically feasible premiums. Insurance against risks such as non-sudden or non-accidental emissions pollution due to exploration and production is not generally available to us on acceptable terms. Business interruption due to pandemics, strikes, riots or other similar disruptive events is generally not covered by business interruption insurance. Losses from uninsured events may cause us to incur significant costs.

RECLAMATION AND MINE CLOSURE COSTS

The ultimate timing and costs for future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on updated closure plans, amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure, in whole or in part, future reclamation and restoration obligations in such jurisdictions based on the approved closure plans. Changes to the amounts required, as well as the nature of the collateral to be provided, including as a result of updated closure plans, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Any capital resources we utilize for this purpose will reduce the resources available for our other operations and commitments. Although we accrue for future closure costs based on current disturbance, we do not necessarily reserve cash for these obligations or otherwise fund these obligations in advance or immediately upon the commencement of closure. By way of example, to preserve flexibility for potential future operations, our closure plans for Flin Flon involved putting certain assets on care and maintenance for a period of time, thereby deferring certain closure costs. As a result, we will have significant cash expenditures when we close and restore our metallurgical complex in Flin Flon completely. The financial assurance we are required to provide in the meantime may increase in the future.

As of December 31, 2023, on an undiscounted basis, the total estimated environmental obligations related to our Flin Flon operations were approximately $288.2 million.

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GOVERNMENTAL APPROVALS, PERMITTING AND ENVIRONMENTAL REGULATION

Our activities are subject to various laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances, protection of the environment and other matters. Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits will be required in the future. Specifically, our ability to develop the Copper World project in Arizona depends on, among other things, the receipt of all required state permits and our ability to develop the New Ingerbelle deposit in British Columbia requires permit amendments and consultation with potentially affected First Nations.

The success of our efforts to obtain and maintain permits is contingent upon many variables outside of our control, including the public consultation process undertaken by regulatory agencies and the adequacy of government consultation with First Nations. Obtaining and complying with governmental permits may increase costs and cause delays. There can be no assurance that all necessary permits will be obtained and, if obtained, that the time and costs involved will not exceed our estimates or that we will be able to maintain such permits as a result of, among other things, conditions imposed or legal challenges. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed, or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties. Currently, the greatest risk of this occurring is in connection with our Copper World project in Arizona.

Environmental regulation continues to evolve, requiring stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There can be no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control and, in some cases, on neighbouring properties, that may result in remediation requirements, fines and personal injury or natural resource damage claims, which could result in material costs. We could be held responsible for investigative-cleanup costs relating to presently unknown contamination on our properties. We may also acquire properties with environmental risks. Any investigative and remediation costs for known or unknown contamination or future releases of hazardous or toxic substances at our properties or related to our activities could be material.

Although we believe that our operations are currently carried out in material compliance with applicable laws and regulations, no assurance can be given that new laws and regulations will not be enacted or that existing laws and regulations will not be amended or applied in a manner that could have a material adverse effect on our business, financial condition and results of operations, including laws governing our tailings storage facilities. Any failure to comply with such laws and regulations may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage relating to mining activities, and we may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations, which costs could be material.

ENERGY AND OTHER CONSUMABLE PRICES AND AVAILABILITY

Our mining operations and facilities are intensive users of electrical energy, diesel fuel and other consumables (such as steel and metallurgical reagents) that are essential to our business. The prices and availability of energy and other consumables can be affected by numerous factors beyond our control, including general cost inflation, global and regional supply and demand, political, social and economic conditions, supply chain constraints (including as a result of geopolitical events and/or global conflicts) and applicable regulatory regimes.

The prices of various sources of energy we rely on may increase significantly from current levels due to the current geopolitical environment, and any carbon-based energy we use may become subject to new or increased carbon taxes; any such significant increase or punitive tax could have an adverse effect on our profitability. As a result of these cost pressures, particularly the current inflationary environment, the operating and capital cost assumptions in our previously published NI 43-101 technical reports may no longer be accurate, which could have an adverse effect on the projected economics of our operations.

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TRANSPORTATION AND INFRASTRUCTURE

At our mines in northern Manitoba and Saskatchewan, we are dependent upon a single railway and certain short-line rail networks to transport products from the Flin Flon metallurgical complex for further processing or to our customers. In Peru, concentrate production from the Constancia mine must travel approximately 450 kilometres by road to the Port of Matarani and in British Columbia concentrate production must travel approximately 300 kilometres by road to the Port in Vancouver. The method and route of ore and concentrate transportation to our processing facilities and for sale give rise to a number of risks, including road safety and community and environmental risks. See "Energy and Other Consumable Prices and Availability" above.

We may have similar dependencies at future mining and processing operations. Inability to secure reliable and cost-effective transportation and other infrastructure, or disruption of these services due to community or political protests, weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products is or becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs, relative to our competitors, could make our operations less competitive and could adversely affect our profitability.

CLIMATE CHANGE

Governments and regulatory bodies at the international, national, regional and local levels have introduced or may introduce legislative changes to respond to the potential impacts of climate change, and it appears there is an increased commitment by the Canadian federal government to do so. Additional government actions in different jurisdictions to regulate (and price) climate change related measures, including regulations on carbon emissions and energy and water use to achieve net-zero emissions by 2050, as well as the achievement of our own internal greenhouse gas reduction targets, could increase the direct and indirect costs of our operations and may have a material adverse effect on our business. Potentially, additional rules or regulations in the United States at the state or federal level may be forthcoming with respect to greenhouse gas emissions and/or "cap and trade" legislation and could impact the economics of our future projects. If metal consuming economies implement carbon border adjustments, the relative competitiveness of our operations and the direct customer for our concentrates could be impacted.

In addition, there is increased investor attention on climate change, sustainability and environmental, social and governance ("ESG") issues more generally. Notwithstanding our commitment to conducting our business in a socially responsible manner and to adopt a greenhouse gas reduction strategy, to the extent mining companies fall out of favour with some investors due to the industry's real or perceived impacts on climate change and we are unable to achieve our greenhouse gas reduction targets, this could negatively affect our shareholder base and access to capital.

In addition, our operations are subject to the physical risks of climate change, which may include, among other factors:

  Increased extreme weather events: Our current operations are located in geographical areas where typical weather can be hazardous. The Constancia mine is situated in an area susceptible to seismic activity and El Niño and La Niña weather systems and the Copper World project is vulnerable to extreme dry heat.  Our Manitoba operations are predisposed to cold temperatures, heavy snowfall and the inherent risks associated with sudden and drastic changes in temperature. Our Manitoba and British Columbia operations are both situated in regions where potential forest fires may take place at times when drought-like conditions exist. An increase in extreme weather events at our operations, including increased frequency and severity of storms, winds and changes in precipitation and temperatures, could result in unanticipated challenges and may adversely affect our operations.
  Rising sea levels: A change in sea level can disrupt supply shipping channels, impacting both the transportation of equipment and resources to our operations and the delivery of our products to smelters and other purchasers.
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  Water availability: Climate change may adversely affect water availability in arid locations, including the Southwestern United States (where our Copper World and Mason projects are located). Water scarcity and shortage can lead to pressure and government action to reduce industrial water consumption, which may restrict the use of existing water rights.

Despite efforts to anticipate and mitigate the hazards and risks of climate change, the above risks and other factors may impact production forecasts, results of operations, financial condition, corporate strategy and share price, and, in the case of Copper World, impact our ability to develop and bring it into operation.

JOINT VENTURE RISKS

We may conduct certain of our operations through joint ventures from time to time, including our Copper Mountain Mine (BC) Ltd. joint venture with MMC, which may lead to disagreements and other negative impacts to the joint venture and our business. We may enter into additional joint ventures in the future. Any current or future joint venture partners may have interests that are different from Hudbay's interests and which may result in conflicting views as to the conduct of the business of the joint venture. In the event that we have a disagreement with a joint venture partner as to the resolution of a particular issue to come before the joint venture, or as to the management or conduct of the business of the joint venture in general, we may not be able to resolve such disagreement in our favour and such disagreement could have a material adverse effect on our interest in the joint venture or the business of the joint venture in general. In addition, we are contemplating a process to bring in a joint venture partner at Copper World in order to reduce the financing risk associated with the project. Any inability to enter into such an arrangement with a potential joint venture partner, or if such an arrangement is entered into on terms that are less favourable than expected, it could impact our ability to develop Copper World and bring it into production, or it could cause us to pursue other, less favourable financing arrangements. See "Liquidity, Access to Capital and Indebtedness."

PUBLIC HEALTH THREATS

An outbreak of infectious disease, a pandemic or a similar public health threat, or a fear of any of the foregoing, could cause operating, supply chain and project development stoppages and delays and disruptions, labour shortages, reduced product demand, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). The possibility of a global recession arising from an infectious disease, a pandemic or a similar public health threat and attempts to control it may impact metals demand and prices and could reduce available liquidity options. As a result, we may experience production below estimated levels, increased costs or significantly reduced revenue. This can lead to a material adverse effect on the financial performance, liquidity and results of operations.

TITLE TO MINERAL PROPERTIES

Although we believe we have taken reasonable measures to ensure valid title to our properties, there can be no assurance that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, and aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of our properties by governmental authorities.

In addition, a portion of the Copper World project and certain other of our mining properties in the United States are located on unpatented mine and millsite claims located on U.S. federal public lands. The right to use such claims is granted under the United States General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. While we believe there are no material defects in title of the applicable portion of the Copper World project lands, there can be no assurance that all of our unpatented mine and millsite claims (including those forming part of the Copper World project) will remain valid and available for development.

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ANTI-BRIBERY LEGISLATION

We are subject to the U.S. Foreign Corrupt Practices Act ("FCPA"), which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. We are also subject to Canada's Corruption of Foreign Public Officials Act ("CFPOA"), which prohibits corporations and individuals from giving or offering to give a benefit of any kind to a foreign public official, or any other person for the benefit of the foreign public official, where the ultimate purpose is to obtain or retain a business advantage. Our Peru-based operations are also subject to local anti-bribery and anti-corruption laws including without limitation Law No. 30424, which imposes criminal liability for local and foreign bribery, money laundering, terrorism financing and related crimes, and Legislative Decree No. 1385 which sanctions private corruption.

Our international activities, including our Constancia mine and exploration activities elsewhere in South America, create the risk of unauthorized payments or offers of payments by our employees, consultants or agents to foreign persons. While we have implemented safeguards that are intended to prevent these practices, our existing safeguards and any future improvements to such safeguards may not be completely effective, and our employees, consultants or agents may engage in conduct for which we might be held responsible. Any failure to comply with the FCPA, the CFPOA and applicable laws and regulations in Peru and other foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on us and our share price.

MINERAL RESOURCE AND RESERVE ESTIMATES

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources and the future cash flows that might be derived from their production. Estimates of mineral reserves and mineral resources, and future cash flows necessarily depend upon a number of variable factors and assumptions, including, among other things, ability to achieve anticipated tonnages and grade, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metals prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral resources will be converted into mineral reserves and that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. This is heightened in the case of Lalor, which has substantial inferred mineral resources. For these reasons, estimates of our mineral reserves and mineral resources in our public disclosure, and any estimates of future cash flows may vary substantially from our actual results.

Failure to achieve production, cost or life-of-mine estimates could have an adverse impact on our future cash flows, profitability, results of operations and financial condition. Likewise, the failure to produce marketable mineral concentrates from our operations, or the presence of deleterious elements in our mineral concentrate products, may adversely impact our ability to generate revenues from our production. We are at an increased risk of this at our Constancia operations, where the presence of lead and zinc in certain parts of the ore body requires us to blend production in order to sell marketable copper concentrate. Our actual production, costs and the productive life of a mine may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, revisions to mine plans, risks and hazards relating to mining and availability of and cost of labour and materials. As a mine matures, the risks that may cause actual production to vary from previous estimates increases and the extraction of mineral reserves may become uneconomic.

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There are a number of potential indicators that could trigger non-financial asset impairment or reversal of impairment in the future. One such potential indicator is a change to the life of mine ("LOM") plan for an asset. LOM plans incorporate management's best estimates of key assumptions which include future commodity prices, the value of mineral resources not included in the LOM plan, production based on current estimates of recoverable reserves, discount rates, future operating and capital costs and future foreign exchange rates.

REPUTATIONAL RISK

As a result of the increased usage and reach of social media and other internet platforms used to create and publish user-generated content, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Publicity adverse to us, including as a result of such user-generated content, could result from the actual or perceived occurrence of any number of events (for example, with respect to the handling of environmental matters, community relations or litigation), whether true or not. Although Hudbay seeks to mitigate this risk through a number of measures, there can be no assurance that the Company's reputation will not be harmed. Reputation loss may lead to increased challenges in developing and maintaining community relations and decreased investor confidence and could ultimately have a material adverse impact on Hudbay.

POST-RETIREMENT OBLIGATIONS

We have assets in defined benefit pension plans which accumulate through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans. Our liabilities under defined benefit pension plans are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material. We also have substantial commitments for post-retirement health and other benefits for which no specific funding arrangements are in place.

CREDIT RISK

We mitigate credit risk relating to customers of our copper, zinc and precious metals by carrying out credit evaluations on our customers and making a significant portion of sales on the basis of financial letters of credit. If customers default on the credit extended to them our liquidity and cash flows could be materially adversely affected. Further, we may enter into offsetting derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we are further exposed to credit risk.

CREDIT RATINGS

The credit rating agencies which rate Hudbay could re-evaluate their current credit ratings or outlooks at any time. There can be no assurance that the credit ratings assigned to Hudbay will be affirmed or remain in effect for any given period of time and ratings may be upgraded, downgraded, or placed under review by an applicable credit ratings agency at any time. Negative changes in our credit ratings or outlooks may increase the cost of borrowing for us. In addition to higher interest rates, rating downgrades could also potentially adversely impact our access to capital, cost of capital and financial flexibility, as well as the value of our securities. See "Credit Ratings" in this AIF for additional information regarding our current credit ratings and outlooks.

DIVIDEND PAYMENTS

The Senior Unsecured Notes impose certain restrictions on our ability to make restricted payments, including common dividends. Our ability to make future dividend payments will be subject to compliance with the covenants contained in our debt agreements along with other liquidity considerations. At all times, the declaration of dividends is subject to the discretion of our Board of Directors and our Board of Directors may determine to cease our past practice of making dividend payments at any time.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 50

MARKET PRICE OF COMMON SHARES & DILUTION

Our share price may be significantly affected by changes in commodity prices or in our financial condition or results of operations. Other factors unrelated to our performance that may have an effect on the price of our common shares include a lessening in trading volume, shareholder activism and general market interest in our securities and the size of our public float. As a result of any of these factors, the market price of our common shares may fall and otherwise may not accurately reflect our long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities (including in the context of shareholder activism campaigns) and issuers listed on U.S. stock exchanges (as we are), in particular, have been subject to increasing shareholder litigation. We may in the future be the target of similar litigation.

The Company cannot predict the size or nature of potential future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of our common shares. Sales or issuances of substantial numbers of common shares or other securities that are convertible or exchangeable into common shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of our common shares. With any additional sale or issuance of common shares or other securities that are convertible or exchangeable into our common shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of our common shares may decrease due to the additional amount of common shares available in the market.

GROWTH STRATEGY AND ACQUISITION INTEGRATION

We evaluate growth opportunities and continue to consider potential acquisitions and dispositions of exploration, development and operating properties and other mineral assets to achieve our strategy. We, from time to time, engage in discussions in respect of both acquisitions and dispositions, and other business opportunities, but there can be no assurance that any such discussions will result in a successfully completed transaction. In addition, in the event of any such acquisition, there can be no assurance that the acquired business will be successfully integrated into our current operations. For a specific discussion of the risks related to ongoing integration and optimization of Copper Mountain into Hudbay's business, please see "Business Integration Risk with Copper Mountain" above.

"PASSIVE FOREIGN INVESTMENT COMPANY" UNDER THE U.S. INTERNAL REVENUE CODE

We do not believe we are a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code ("PFIC") for the current taxable year. If we derive 75% or more of our gross income from certain types of ''passive'' income (such as rents, royalties, interest, dividends, and other similar types of income), or if the quarterly average value during a taxable year of our ''passive assets'' (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us, then the PFIC rules may apply to U.S. taxpayers that hold our common shares (regardless of the extent of their ownership interest in us). Several ''look-through'' rules apply in determining PFIC status, including that a 25% or more owned subsidiary corporation's income and assets will be deemed those of its parent for purposes of the PFIC rules. Thus, a sufficiently active subsidiary may allow a parent corporation to avoid PFIC status, depending on the circumstances. Whether we are considered a PFIC for a specific taxable year is a factual determination that must be made annually at the end of that taxable year. As a result, our status in the current and future years will depend on the composition our gross income, our assets and activities in those years and our market capitalization as determined on the end of each calendar quarter, and there can be no assurance that we will or will not be considered a PFIC for any taxable year.

If we are classified as a PFIC during any portion of a U.S. taxpayer's holding period for our common shares, as determined for U.S. federal income tax purposes, such taxpayer would be subject to adverse U.S. federal income tax consequences under the PFIC rules. In such case (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three- year period or shorter holding period for our common shares) and realized gain on the sale, exchange or other disposition of our common shares will be treated as ordinary income and generally will be subject to tax as if (a) the excess distribution or gain had been realized rateably over the U.S. taxpayer's holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would generally be subject to tax at the U.S. taxpayer's regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Where a company that is a PFIC meets certain reporting requirements, a U.S. taxpayer may be able to mitigate certain adverse PFIC consequences described above by making a "qualified electing fund" ("QEF") election to be taxed currently on its proportionate share of the PFIC's ordinary income and net capital gains. If we determine that we are a PFIC for any taxable year, we will determine at that time whether we will comply with the necessary accounting and record keeping requirements that would allow a U.S. taxpayer to make a QEF election with respect to us. We have no obligation to determine whether we are a PFIC and may not make any such determination.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 51

DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES

We are authorized to issue an unlimited number of common shares, of which there were 350,910,040 common shares issued and outstanding as of March 26, 2024 (being the final trading day prior to the date of this AIF).

Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive, on a pro-rata basis, such dividends, if any, as and when declared by our board of directors at its discretion from funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive, on a pro-rata basis, our net assets after payment of debts and other liabilities, in each case, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PREFERENCE SHARES

We are authorized to issue an unlimited number of preference shares, none of which were issued and outstanding as of March 26, 2024 (being the final trading day prior to the date of this AIF).

Preference shares may from time to time be issued and the Board of Directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of preference shares. Preference shares shall be entitled to preference over the common shares and over any other of our shares ranking junior to the preference shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs. Preference shares may be convertible into common shares at such rate and upon such basis as the Board of Directors in their discretion may determine. No holder of preference shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of preference shares will be entitled to one vote in respect of each preference share held. Holders of preference shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized preference shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the preference shares, exchange, reclassify or cancel preference shares, or create a new class of shares equal to or superior to the preference shares.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 52

SENIOR UNSECURED NOTES

On September 23, 2020, we issued $600 million aggregate principal amount of 6.125% senior unsecured notes due 2029 (the "2029 Notes"). The proceeds of this offering were used to redeem $400 million of our outstanding 7.250% senior unsecured notes due 2023 (the "2023 Redeemed Notes") and to pay any related premium, costs, and expenses for general corporate purposes. The 2029 Notes have extended maturity dates, significantly reduced interest costs and a more flexible covenant structure as compared to the 2023 Redeemed Notes.

On March 8, 2021 we issued $600 million aggregate principal amount of 4.50% senior unsecured notes due 2026 (the "2026 Notes"). The proceeds of this offering were used to redeem $600 million of our outstanding 7.625% senior unsecured notes due 2025 (the "2025 Redeemed Notes"). The 2026 Notes have extended maturity dates, significantly reduced interest costs and a more flexible covenant structure as compared to the 2025 Redeemed Notes.

The 2026 Notes and the 2029 Notes (together, the "Senior Unsecured Notes") are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than Copper Mountain Mine (BC) Ltd., our subsidiaries associated with our development projects in the United States and certain newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. The Senior Unsecured Notes contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to our financial performance, there are transaction-based restrictive covenants that limit our ability to incur additional indebtedness and make restricted payments in certain circumstances.

At any time (in the case of the 2026 Notes), or effective as of April 1, 2024 (in the case of the 2029 Notes) we may redeem the Senior Unsecured Notes, at our option in whole or in part, at the redemption prices (expressed as percentages of the principal amount of such series of the Senior Unsecured Notes to be redeemed) set forth below, plus accrued and unpaid interest to the applicable date of redemption, if redeemed during the twelve-month period beginning on April 1 of each of the years indicated below:

2026 Notes		2029 Notes
Year	Percentage	Year	Percentage
2024	101.125%	2024	103.063%
2025 and thereafter	100.000%	2025	102.042%
		2026	101.021%
		2027 and thereafter	100.000%

CREDIT RATINGS

The following table sets out the latest credit ratings received from Standard and Poor's Ratings Services ("S&P"), Moody's Investors Services ("Moody's"), and from Fitch Ratings ("Fitch").

Credit Rating Organization
	S&P	Moody's	Fitch
Corporate Credit Rating	B	B1	BB-
Senior Unsecured Notes	B	B2	BB-

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 53

S&P

In April 2023, S&P affirmed its issuer credit and issue-level ratings of 'B' for Hudbay, affirmed its '3' recovery rating and affirmed its outlook of stable.

S&P's corporate credit rating (or issuer rating) is a forward-looking opinion about an obligor's overall creditworthiness in order to pay its financial obligations. This opinion focuses on the obligor's capacity and willingness to meet its financial commitments as they come due. It does not apply to any specific financial obligation.

S&P's corporate credit ratings are on a rating scale that ranges from AAA (highest quality) to D (lowest quality). The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, an issuer rated 'B' currently has the capacity to meet its financial commitments, but adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments. A 'B' rating is the sixth highest of ten categories in S&P's rating system.

Regarding the issue-level rating, according to S&P's rating system, S&P's issue credit ratings are based, in varying degrees, on its analysis of the following considerations: (i) likelihood of payment; (ii) nature of and provisions of the financial obligation; and (iii) protection afforded by, and relative position of, the obligation in the event of bankruptcy or reorganization. S&P's issue-level ratings are similarly on a rating scale that ranges from AAA (highest quality) to D (lowest quality), with the ratings from 'AA' to 'CCC' having plus (+) or minus (-) modifiers. According to S&P's rating system, an issue rated 'B' indicates that the obligor has the capacity to meet its financial commitments on the obligation, but adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments on the obligation. A 'B' rating is the sixth highest of ten categories in S&P's rating system.

S&P's recovery ratings focus solely on expected recovery in the event of a payment default of a specific issue, and utilize a numerical scale that runs from 1+ to 6. The recovery rating is not linked to, or limited by, the corporate credit rating or any other rating, and provides a specific opinion about the expected recovery. A '3' recovery rating indicates S&P's expectations of meaningful (50%-70%) recovery in the event of default.

Moody's

In August 2023, Moody's affirmed our corporate family rating of 'B1', our of 'B2' for our Senior Unsecured Notes, and our probability of default rating of 'B1-PD'. Moody's also affirmed our speculative grade liquidity rating of 'SGL-2', and our Stable outlook.

Moody's issuer and issue-level credit ratings are on a rating scale that ranges from Aaa (highest quality) to C (lowest quality). Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks on the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. According to Moody's credit rating system, obligations rated 'B' are considered speculative and are subject to higher credit risk. A 'B' rating is the sixth highest of nine categories in Moody's rating system.

Moody's speculative grade liquidity ratings are on a rating scale that ranges from SGL-1 (best liquidity) to SGL-4 (weakest liquidity). According to Moody's speculative grade liquidity rating system, an issuer with an SGL-2 rating possesses good liquidity and is likely to meet its obligations over the coming 12 months through internal resources but may rely on external sources of committed financing. According to the system, the issuer's ability to access committed sources of financing is highly likely based on Moody's evaluation of near-term covenant compliance.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 54

Moody's corporate family ratings are long-term ratings that reflect the likelihood of a default on a corporate family's contractually promised payments and the expected financial loss suffered in the event of default. A corporate family rating is assigned to a corporate family as if it had a single class of debt and a single consolidated legal entity structure.

A probability of default rating is a corporate family-level opinion of the relative likelihood that any entity within a corporate family will default on one or more of its long-term debt obligations.

Moody's long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Moody's speculative grade liquidity ratings are opinions of an issuer's relative ability to generate cash from internal resources and the availability of external sources of committed financing, in relation to its cash obligations over the coming 12 months.

Fitch

In April 2023, Fitch Ratings affirmed Hudbay's Long-Term Issuer Default Rating of 'BB-' and affirmed our Rating Outlook as Stable. Fitch also affirmed our rating of 'BB-'/'RR4' for our Senior Unsecured Notes.

Fitch's credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings relating to securities and obligations of an issuer can include a recovery expectation. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested.

Fitch defines "investment grade" and "speculative grade" as shorthand to describe the categories 'AAA' to 'BBB' (investment grade) and 'BB' to 'D' (speculative grade), respectively, in-line with general industry practice. Investment grade categories indicate relatively low to moderate credit risk, while ratings in the speculative categories either signal a higher level of credit risk or that a default has already occurred. Credit ratings express risk in relative rank order, which is to say they are ordinal measures of credit risk and are not predictive of a specific frequency of default or loss.

Fitch's credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. However, in terms of payment obligation on the rated liability, market risk may be considered to the extent that it influences the ability of an issuer to pay upon a commitment. Ratings nonetheless do not reflect market risk to the extent that they influence the size or other conditionality of the obligation to pay upon a commitment (for example, in the case of index-linked bonds).

Fitch Long-Term issuer default ratings, as well as issue-level ratings, are on a rating scale that ranges from AAA (highest quality) to C (lowest quality). Within rating categories, Fitch may use modifiers. The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to 'AAA' ratings and ratings below the 'CCC' category.

The instrument rating for an issuer's debt (whether secured, senior unsecured, or subordinated) is notched from the issuer's or guarantor's IDR. Rated entities with IDRs of 'BB–' and above usually have senior unsecured instrument ratings at the same level as the IDR, reflecting average (around 40%) rates of recovery across all sectors. For entities rated 'B+' and below, Fitch undertakes a 'bespoke' analysis of recovery upon default for each instrument. The resulting instrument rating reflects the Recovery Rating ("RR") (graded from 'RR1' to 'RR6'), and is notched from the IDR accordingly. Fitch divides the spectrum of recovery percentages from 0% to 100% within the six categories of RRs.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 55

The credit ratings and stability ratings we received from S&P, Moody's and Fitch are not a recommendation to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by any such credit rating organization. S&P, Moody's and Fitch each charged us a fee in respect of the credit ratings service they provided.

DIVIDENDS

Since September 2013, we have paid a semi-annual dividend of C$0.01 per share in March and September of each calendar year. At all times, the declaration of dividends is subject to the discretion of our Board of Directors.

MARKET FOR SECURITIES

PRICE RANGE AND TRADING VOLUME

Our common shares are listed on the TSX and the NYSE under the symbol "HBM". The volume of trading and the high and low trading price of our common shares on the TSX and NYSE during the periods indicated are set forth in the following table.

Trading of Common Shares on TSX				Trading of Common Shares on NYSE
Period (2023)	High (C$)	Low (C$)	Volume (common shares)	High ($)	Low ($)	Volume (common shares)
January	8.47	6.82	31,384,544	6.34	5.02	71,350,565
February	7.71	6.04	27,409,020	5.80	4.30	44,929,590
March	7.41	5.89	27,525,333	5.44	4.26	57,888,932
April	7.35	6.60	33,858,867	5.49	4.86	68,282,262
May	7.14	5.61	33,177,391	5.35	4.12	40,354,626
June	6.99	5.83	34,305,442	5.22	4.31	37,370,388
July	7.92	6.04	40,857,488	6.01	4.52	62,476,642
August	7.83	6.27	27,088,716	5.90	4.61	58,176,449
September	6.98	6.13	28,958,891	5.15	4.53	50,986,701
October	6.58	5.81	23,921,829	4.84	4.20	43,790,826
November	6.61	5.46	27,386,113	4.83	3.94	52,374,024
December	7.60	6.13	19,281,499	5.76	4.51	35,681,599

On March 26, 2024 (being the final trading day prior to the date of this AIF), the closing prices of our common shares on the TSX and NYSE were C$9.18 and $6.74 per common share, respectively.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 56

PRIOR SALES

The following table summarizes the issuance of unlisted securities by Hudbay in the most recently completed financial year.

Date Issued	Type of Security	Amount Issued(1)(6)(7)	Exercise Price
January 15, 2023	Hudbay DSUs(2)	47,729	N/A
February 28, 2023	Hudbay PSUs(3)	580,275	N/A
February 28, 2023	Hudbay RSUs(4)	873,371	N/A
February 28, 2023	Hudbay Options(5)	801,661	$6.75
March 24, 2023	Hudbay PSUs(3)	1,777	N/A
March 24, 2023	Hudbay RSUs(4)	2,834	N/A
March 24, 2023	Hudbay DSUs(2)	2,140	N/A
April 15, 2023	Hudbay DSUs(2)	52,318	N/A
July 15, 2023	Hudbay DSUs(2)	47,741	N/A
September 22,2023	Hudbay PSUs(3)	1,782	N/A
September 22, 2023	Hudbay RSUs(4)	2,760	N/A
September 22, 2023	Hudbay DSUs(2)	2,299	N/A
October 15, 2023	Hudbay DSUs(2)	58,245	N/A

Notes:

(1) Where partial Hudbay DSUs, Hudbay RSUs or Hudbay PSUs have been issued on the dates listed in the table above, the "Amount Issued" for each such partial issuance of units has been rounded to the nearest whole number.

(2) Hudbay DSUs are issued to members of the Hudbay board of directors from time to time as equity-based compensation. Hudbay DSUs are vested at the time of the applicable grant, but they are not paid out until after a director departs the Hudbay board of directors, at which time they are paid out in cash equal to the number of Hudbay DSUs held multiplied by the price of the Hudbay common shares ("Hudbay Shares") at the time the Hudbay DSUs are paid. When dividends are paid on Hudbay Shares, holders of Hudbay DSUs receive dividend equivalents, which entitle the holder to the number of additional Hudbay DSUs equal to the number of Hudbay DSUs held multiplied by the per share amount of the dividend, divided by the price of Hudbay Shares at the time the dividend is paid.

(3) All Hudbay PSUs are notional units that are each redeemable for a Hudbay Share or a cash amount equal to the value of a Hudbay Share at the vesting date. Hudbay PSUs vest after three years and have performance-based conditions based on a mix of relative total shareholder return, as to 75% of the applicable grant, and return on invested capital, as to 25% of the applicable grant.

(4) All Hudbay RSUs are notional units that are each redeemable for a Hudbay Share or a cash amount equal to the value of a Hudbay Share at the vesting date. All Hudbay RSUs listed in the chart above vest after three years.

(5) All Hudbay Options vest in equal installments over three years and remain exercisable for seven years.

(6) In connection with the CMMC Transaction, Hudbay issued replacement options to former holders of CMMC options in accordance with the terms of the CMMC Transaction, all of which were settled in cash shortly after issuance and none of which remain outstanding. As a result, such replacement options are not reflected in the chart above.

(7) Additionally, after completion of the Rockcliff Transaction, each holder of certain pre-existing Rockcliff warrants became entitled to receive Hudbay Shares in lieu of Rockcliff common shares and are not reflected in the chart above. If exercisable in accordance with their terms, the number of Hudbay Shares that each such holder is entitled to receive is equal to the number of Hudbay Shares that would have been received if such holder exercised its pre-existing Rockcliff warrants immediately prior to the effective time of the Rockcliff Transaction. As of December 31, 2023, warrants exercisable for up to 457,617 Hudbay Shares remain outstanding.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 57

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Carol T. Banducci Mississauga, Ontario, Canada	Director since: May 4, 2017 Committee membership: • Audit Committee (Chair) • Compensation and Human Resources ("CHR") Committee

Ms. Banducci retired as Executive Vice President and Chief Financial Officer of IAMGOLD Corporation on March 31, 2021. She joined IAMGOLD in July 2007, and, as EVP and CFO she was involved with developing and driving strategy and capital allocation and oversaw all aspects of the company's finance, information technology and investor relations functions. She is currently a corporate director.

Igor Gonzales London, England	Director since: July 31, 2013 Committee memberships: • Environmental, Health, Safety and Sustainability ("EHSS") Committee • Technical Committee

Mr. Gonzales has more than 30 years of experience in the mining industry. He joined Appian Capital as Chief Operating Officer in June 2020 following over three years as President and CEO of Sierra Metals. Prior to that, he was with Compañia de Minas Buenaventura S.A.A. from November 2014 to May 2017, serving as Vice President of Operations and Barrick Gold Corporation from 1998 to 2013, serving as President of Barrick Gold South America for seven years, and later as Executive Vice President and Chief Operating Officer.

Jeane L. Hull Rapid City, South Dakota, United States	Director since: June 20, 2023 Committee memberships: • EHSS Committee • Technical Committee

Ms. Hull has more than 35 years of mining operational leadership and engineering experience, most notably holding the positions of Chief Operating Officer for Rio Tinto plc at the Kennecott Utah Copper Mine and Executive Vice President and Chief Technical Officer of Peabody Energy Corporation.  She also held numerous management, engineering and operations positions with Rio Tinto affiliates.  Prior to joining Rio Tinto, she held positions with Mobil Mining and Minerals and has additional environmental engineering and regulatory affairs experience in the public and private sectors. She is currently a corporate director and was previously on the board of directors of Copper Mountain prior to the CMMC Transaction in June 2023.

Sarah B. Kavanagh Toronto, Ontario, Canada	Director since: July 31, 2013 Committee memberships: • EHSS Committee (Chair) • Corporate Governance and Nominating ("CGN") Committee

Ms. Kavanagh is a corporate director and a former Commissioner at the Ontario Securities Commission, where she served from June 2011 through May 2016. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc. She has also held senior financial positions in the corporate sector.

Carin S. Knickel Golden, Colorado, United States	Director since: May 22, 2015 Committee memberships: • CHR Committee (Chair) • EHSS Committee

Ms. Knickel served as Corporate Vice President, Global Human Resources of ConocoPhillips from 2003 until her retirement in May 2012. She joined ConocoPhillips in 1979 and held various senior operating positions in wholesale marketing, refining, transportation and commercial trading as well as leadership roles in planning and business development throughout her career in the U.S. and Europe. She is currently a corporate director.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 58

Peter Kukielski Toronto, Ontario, Canada	Director since: May 7, 2019 Committee memberships: • None

Mr. Kukielski was appointed President and Chief Executive Officer in January 2020 after serving as Interim Chief Executive Officer since July 2019. Mr. Kukielski was President and Chief Executive Officer of Nevsun Resources Ltd. from May 2017 until its acquisition in December 2018. From 2013 to 2017, Mr. Kukielski was Chief Executive Officer of Anemka Resources and from 2008 to 2013, he was the Chief Executive, Mining for ArcelorMittal. From 2006 to 2008, Mr. Kukielski was the Chief Operating Officer of Teck Resources. From 2001 to 2006, he was with Falconbridge (originally Noranda) in senior roles, including Chief Operating Officer.

George E. Lafond Victoria, British Columbia, Canada	Director since: May 10, 2022 Committee memberships: • EHSS Committee • CGN Committee

Mr. Lafond was appointed to Hudbay's Board of Directors in May 2022 and is currently an independent strategic advisor. He is a citizen of the Saskatchewan Muskeg Lake Cree Nation in Treaty Six Territory and was appointed by the Government of Canada as the Treaty Commissioner of Saskatchewan. Mr. Lafond currently advises the Saskatchewan Indian Institute of Technology. In 2016, he received the Saskatchewan Order of Merit and in 2022, he received Queen Elizabeth II's Platinum Jubilee Medal.

Stephen A. Lang Columbia, Missouri, United States	Director since: October 3, 2019 Committee memberships: • CHR Committee • Technical Committee

Mr. Lang was appointed Chair of Hudbay's Board of Directors in October 2019. He was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019. Mr. Lang has also held positions at Stillwater Mining Company, Barrick Gold Corporation, Rio Algom Limited and Kinross Mining Corporation. He is currently a corporate director.

Daniel Muñiz Quintanilla Madrid, Spain	Director since: May 7, 2019 Committee memberships: • Audit Committee • Technical Committee

Mr. Muñiz Quintanilla was a member of the Board of Directors and Executive Vice President of Southern Copper, previously acted as Executive President & Chief Executive Officer of Industrial Minera Mexico S.A. de C.V. and also acted as Chief Financial Officer of Grupo Mexico. He is currently a corporate director.

Colin Osborne Burlington, Ontario, Canada	Director since: May 2018 Committee memberships: • Technical Committee (Chair) • CHR Committee

Mr. Osborne is President and Chief Executive Officer of Samuel Son & Co. Limited, a $5 billion company focused on providing metal solutions to a variety of end markets. He joined Samuel Son & Co. in August 2015 and was recently elected to its board of directors. From October 2007 through June 2015, Mr. Osborne was Chief Executive Officer and President of Vicwest Inc., and prior to that he was Chief Operating Officer at Stelco Inc. where his duties included overseeing mining operations.

Paula C. Rogers North Vancouver, British Columbia, Canada	Director since: June 20, 2023 Committee memberships: • CGN Committee • Audit Committee

Ms. Rogers has more than 25 years of experience working with Canadian-based international public companies in the areas of corporate governance, treasury, mergers and acquisitions, financial reporting and tax strategy.  Ms. Rogers has served as an officer of several public companies including Vice-President, Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd.  Previous to those roles, she held various senior finance positions in corporate reporting, tax and treasury at Finning International Inc. over a period of nine years.  Ms. Rogers is currently a corporate director and was previously on the board of directors of Copper Mountain prior to the CMMC Transaction in June 2023.

David S. Smith West Vancouver, British Columbia Canada	Director since: May 7, 2019 Committee memberships: • CGN Committee (Chair) • Audit Committee

Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers. He is currently a corporate director.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 59

The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company.

Our executive officers as at the date of this AIF are listed below.

EXECUTIVE OFFICERS

Peter Kukielski Toronto, Ontario, Canada President and Chief Executive Officer	For biographical information for Mr. Kukielski, refer above to the heading "Board of Directors".
Eugene Lei Toronto, Ontario, Canada Chief Financial Officer

Mr. Lei was appointed Chief Financial Officer in October 2022 and is responsible for providing strategic financial and capital markets leadership to the Company. Since joining Hudbay in 2012, Mr. Lei has progressed through several senior management roles and executive responsibilities, most recently serving as Senior Vice President, Corporate Development and Strategy. Prior to joining Hudbay, Mr. Lei was Managing Director, Mining at Macquarie Capital Markets Canada, working as an advisor on global and domestic mergers and acquisitions and equity capital markets offerings.

André Lauzon Toronto, Ontario, Canada Chief Operating Officer

Mr. Lauzon was appointed Chief Operating Officer on January 4, 2022. Mr. Lauzon was previously Vice President, Arizona Business Unit from 2018 to 2021, following almost two years in the role of Vice President, Manitoba Business Unit. Mr. Lauzon has experience with both open pit and underground mines. He has worked in and supported projects and mines in a wide range of challenging locations and conditions, including Voisey's Bay in Newfoundland, Turkey, Alaska, Australia, Indonesia, Brazil, northern Ontario and the United States.

Patrick Donnelly Oakville, Ontario, Canada Senior Vice President, Legal and Organizational Effectiveness

Prior to being appointed to his current role as Senior Vice President, Legal and Organizational Effectiveness effective May 30, 2022, Mr. Donnelly served as Vice President, General Counsel for eight years. Prior to joining Hudbay in 2008, Mr. Donnelly practiced corporate and securities law at Osler, Hoskin & Harcourt LLP.

Javier Del Rio Tucson, Arizona, United States Senior Vice President, South America and USA

Mr. Del Rio was appointed Senior Vice President, South America and USA in March 2023. Mr. Del Rio previously served as Vice President, South America and USA, following over five years as Vice President, South America Business Unit from 2017 to 2022. Mr. Del Rio also previously served as Executive Director, Business Development - South America from 2010 to 2017. Mr. Del Rio has over 30 years of mining experience and has held management positions in business planning, optimization process, and business analysis with Newmont Mining Corporation in the United States and Peru.

Olivier Tavchandjian Canmore, Alberta, Canada Senior Vice President, Exploration and Technical Services

Mr. Tavchandjian was appointed Senior Vice President, Exploration and Technical Services in March 2023. Mr. Tavchandjian joined Hudbay in September 2017 and prior to his current role, served as Hudbay's Vice President, Exploration and Technical Services. Mr. Tavchandjian brings 30 years of experience in mineral resource and mineral reserve estimation and reporting, exploration, strategic and life of mine planning, technical support to operations and corporate development. Prior to joining Hudbay, Mr. Tavchandjian was VP, Resource Evaluation for Anemka Resources, the mining portfolio company of a large private investment firm.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 60

Peter Adamek Toronto, Ontario, Canada Vice President, Finance

Mr. Adamek was appointed Vice President, Finance in May 2019, responsible for overseeing financial reporting and information systems and technology. Since joining Hudbay in 2010, Mr. Adamek has held several progressively senior management roles, most recently as CFO for the Arizona Business Unit. Mr. Adamek has over 20 years of experience in a broad range of fields including corporate finance, capital markets, equity research and public audit. Prior to joining Hudbay, Mr. Adamek worked in equity research with RBC Capital Markets.

Robert Carter Burlington, Ontario, Canada Vice President, Manitoba Business Unit

Mr. Carter was appointed Vice President, Manitoba Business Unit in April 2022. Prior to his current role, Mr. Carter served as the General Manager of our Manitoba mines since 2018 and previously held various other positions with the Company, including Manager of the Lalor mine in Manitoba and Director of Business Development and Technical Services in our corporate office. He has nearly 30 years of mining industry experience in technical, operational and senior leadership roles.

Mark Gupta Toronto, Ontario, Canada Vice President, Corporate Development

Mr. Gupta was appointed Vice President, Corporate Development in 2022. Since joining Hudbay in 2014, he has served in various corporate development roles. Mr. Gupta left Hudbay briefly in 2021 to serve as Lead Principal, Business Development at BHP, but returned to Hudbay in 2022 as Executive Director, Capital Planning and Operations Strategy before being appointed to his current role. Prior to first joining Hudbay in 2014, Mr. Gupta worked in various investment banking roles and holds a Chartered Financial Analyst designation.

John Ritter Princeton, British Columbia, Canada Vice President, British Columbia Business Unit

Mr. Ritter joined Hudbay in January 2024. Mr. Ritter brings a strong diverse expertise with over 30 years of mining industry experience in technical, operational and senior leadership roles. He has experience working for top-tier global mining companies, including Teck and Newmont. Most recently, he held the role as the General Manager of the New Afton mine near Kamloops, British Columbia.

Luis Santivañez Lima, Peru Vice President, South America Business Unit

Mr. Santivañez was appointed Vice President, South America Business Unit in November 2023. He first joined Hudbay in 2018 and was promoted to General Manager of the South America operations in 2022. With more than 25 years of experience in the mining industry, he has performed senior management and engineering roles across mining operations in Australia and Latin America. Prior to joining Hudbay in 2018, Mr. Santivañez was the Technical Services Manager and the Mining Manager at the Meandu and Boggabri mines in Australia and he also previously held mining engineering roles for BHP and Anglo American in open pit operations in Queensland, Australia.

As of March 26, 2024 (the final trading day prior to the date of this AIF), our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 655,144 common shares, representing approximately 0.19% of the total number of issued and outstanding common shares.

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

Stephen A. Lang was a director of Hycroft Mining Corporation ("Hycroft"), (formerly Allied Nevada Gold Corp.) which, on March 10, 2015, together with certain of its direct and indirect subsidiaries, filed voluntary petitions of relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Delaware Bankruptcy Court"). On October 8, 2015, Hycroft's Plan of Reorganization was approved by the Delaware Bankruptcy Court, and effective October 22, 2015, Hycroft completed its financial restructuring process and emerged from Chapter 11 bankruptcy.

Jeane Hull was the Executive Vice President and Chief Technical Officer of Peabody Energy Corporation ("Peabody") from April 2011 until her retirement on July 31, 2015. Peabody filed for Chapter 11 bankruptcy protection on April 13, 2016 and emerged from Chapter 11 protection on April 2, 2017.

Ms. Hull was also a director of Cloud Peak Energy Inc. ("Cloud Peak") from July 6, 2016 to October 24, 2019. Cloud Peak filed for Chapter 11 bankruptcy protection on May 10, 2019, received court approval for its plan to exit bankruptcy on December 5, 2019 and emerged from bankruptcy on December 17, 2019.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 61

Ms. Hull was also a director of Trevali Mining Corporation ("Trevali") from January 2021 to September 2022. Trevali obtained an initial order from the Supreme Court of British Columbia under the Companies' Creditors' Arrangement Act (Canada) in August 2022. Trevali indicated that its financial position deteriorated significantly in 2022 due to a number of events and challenges which impacted operations and production. On September 6, 2022, Trevali's shares were delisted from the Toronto Stock Exchange. On June 28, 2023, a court-appointed monitor was granted enhanced powers in the proceedings with respect to Trevali's business and affairs.

Carin S. Knickel was a director of Whiting Petroleum Corp. ("Whiting") which, on March 31, 2020, together with certain of its subsidiaries, commenced voluntary Chapter 11 cases under the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (the "Texas Bankruptcy Court"). On September 1, 2020, Whiting announced that it has successfully completed its financial restructuring and emerged from Chapter 11 protection. Whiting officially concluded its reorganization after completing all required actions and satisfying the remaining conditions to its Plan of Reorganization.

Igor Gonzales and Daniel Muñiz Quintanilla are directors of Gatos Silver, Inc. ("Gatos"). On April 1, 2022, the Ontario Securities Commission issued a management cease trade order against the CEO and CFO of Gatos ordering each such executive officer to cease trading in the securities of Gatos until Gatos completed its annual continuous disclosure filings for the year ended December 31, 2021 as required by Ontario securities laws. Additional management cease trade orders were issued by the Ontario Securities Commission on April 12, 2022 and July 7, 2022 in connection with certain other delays in Gatos' financial reporting. On July 5, 2023, Gatos announced that, effective July 4, 2023, the Ontario Securities Commission fully revoked the management cease trade orders previously granted, as described further above.

CONFLICTS OF INTEREST

To the best of our knowledge, there are no known existing or potential conflicts of interest among or between us, our subsidiaries, our directors, officers or other members of management, as a result of their outside business interests, except that certain of our directors, officers, and other members of management serve as directors, officers, promoters and members of management of other entities and it is possible that a conflict may arise between their duties as a director, officer or member of management of Hudbay and their duties as a director, officer, promoter or member of management of such other entities.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the CBCA, and such individuals are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. In addition, our Code of Business Conduct and Ethics requires our directors and officers to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and our interests.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents, monitoring the performance and independence of our external auditors, monitoring the performance of our internal audit function and the design and ongoing review of our risk management system. The Audit Committee is also responsible for reviewing our annual audited consolidated financial statements, unaudited consolidated quarterly financial statements and management's discussion and analysis of results of operations and financial condition for annual and interim periods prior to their approval by the full board of directors. There was no instance in the year ended December 31, 2023 where our board of directors declined to adopt a recommendation of the Audit Committee.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 62

The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to our board of directors. A copy of the current Audit Committee charter is attached hereto as Schedule C.

COMPOSITION

As at December 31, 2023, the Audit Committee consisted of Carol T. Banducci (Chair), Daniel Muñiz Quintanilla, Paula C. Rogers and David S. Smith.

Relevant Education and Experience

Each member of the Audit Committee is independent and financially literate within the meaning of NI 52-110 and has experience as a Chief Financial Officer or Treasurer of a publicly traded company. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member.

Ms. Banducci retired as Executive Vice President and Chief Financial Officer of IAMGOLD Corporation on March 31, 2021. She joined IAMGOLD in July 2007, and, as EVP and CFO, she was involved with developing and driving strategy and capital allocation and oversaw all aspects of the company's finance, information technology and investor relations functions. From 2005 to 2007, Ms. Banducci was Vice President, Financial Operations of Royal Group Technologies. Previous executive finance roles include Chief Financial Officer of Canadian General-Tower Limited and Chief Financial Officer of Orica Explosives North America and ICI Explosives Canada & Latin America. Ms. Banducci has also completed the Institute of Corporate Directors, Directors Education Program. Ms. Banducci has extensive finance experience in capital markets, statutory and management reporting, audit, budgeting, capital programs, treasury, tax, acquisitions and divestments, pension fund management, insurance and information technology. She holds a Bachelor of Commerce degree from the University of Toronto.

Mr. Muñiz Quintanilla was a member of the Board of Directors and Executive Vice President of Southern Copper, previously acted as Executive President & Chief Executive Officer of Industrial Minera Mexico S.A. de C.V. and also acted as Chief Financial Officer of Grupo Mexico. In the past, he worked at the Law Firms Cortes, Muniz y Nunez Sarrapy, Mijares, Angotia Cortes y Fuentes, and Baker & McKenzie. He holds a Masters degree in Business Administration from Instituto de Empresa and a Masters degree in Financial Law from Georgetown University.

Ms. Rogers has more than 25 years of experience working with Canadian-based international public companies in the areas of corporate governance, treasury, mergers and acquisitions, financial reporting and tax strategy.  Ms. Rogers has served as an officer of several public companies including Vice-President, Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd.  Previous to those roles, she held various senior finance positions in corporate reporting, tax and treasury at Finning International Inc. over a period of nine years.  Ms. Rogers holds a Bachelor of Commerce degree from the University of British Columbia and holds a Chartered Professional Accountant, Chartered Accountant designation.

Mr. Smith has more than 35 years of experience in financial and executive leadership roles, including by serving as the Chief Financial Officer and Executive Vice President of Finning International Inc. ("Finning") from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers. Mr. Smith holds a Bachelor of Science degree in Business Administration, Accounting from California State University, Sacramento and has completed the Institute of Corporate Directors, Directors Education Program.

POLICY REGARDING NON-AUDIT SERVICES RENDERED BY AUDITORS

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the policy requires that proposals seeking approval by the Audit Committee for routine and recurring non-audit services describe the terms and conditions and fees for the services and include a statement by the independent auditor and Chief Financial Officer that the provision of those services could not be reasonably expected to compromise or impair the auditor's independence. The Audit Committee may pre-approve non-audit services without the requirement to submit a specific proposal, provided that any such pre-approval on a general basis shall be applicable for twelve months. The Chair of the Audit Committee has been delegated authority to pre-approve, on behalf of the Audit Committee, the provision of specific non-audit services by the independent auditor where (a) it would be impractical for the services to be provided by another firm; or (b) the estimated fees associated with such services are not expected to exceed C$50,000. Any approvals granted under this delegated authority are to be presented to the Audit Committee at its next scheduled meeting.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 63

REMUNERATION OF AUDITOR

The following table presents, by category, the fees billed by Deloitte LLP as external auditor of, and for other services provided to, the Company for the fiscal years ended December 31, 2023 and 2022, respectively.

Category of Fees	Fiscal 2023	Fiscal 2022
Audit fees	C$3,285,283	C$2,417,063
Audit-related fees	C$134,286	C$114,396
Tax fees	-	-
All other fees	C$110,000	C$97,500
Total	C$3,529,569	C$2,628,959

"Audit fees" include fees for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by the auditor in connection with our statutory and regulatory filings.

"Audit-related fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees", including audit work related to our pension, benefit and profit-sharing plans.

"All other fees" are fees for services other than those described in the foregoing categories. Management presents regular updates to the Audit Committee of the services rendered by the auditors as part of the Audit Committee's oversight regarding external auditor independence and pre-approved service authorizations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

LEGAL PROCEEDINGS

Hudbay is subject to three claims in the Ontario Superior Court in connection with its previous ownership of the Fenix project in Guatemala through its subsidiary at the time, Compañía Guatemalteca de Níquel S.A. ("CGN").

The first action was served in 2010. The plaintiff, Angelica Choc, asserts a claim of negligence against Hudbay and wrongful death, among other claims, against CGN in connection with the death of her husband Adolfo Ich Chaman on September 27, 2009. The plaintiff claims that the head of CGN security shot and killed Mr. Chaman during a confrontation between members of local communities, who were unlawfully occupying CGN property, and CGN personnel. The aggregate amount of the claim is C$12 million.

In the second action, served in 2011, eleven plaintiffs claim that they were victims of sexual assault committed by CGN security and members of the Guatemalan police and army during court ordered and state implemented evictions in January 2007 (before the project was acquired by Hudbay). These claims are asserted against Hudbay and its subsidiary at the time HMI Nickel Inc. The aggregate amount of the claims is C$55 million.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 64

The plaintiff in the third action, German Chub Choc, claims that he was shot and permanently injured by the head of CGN security during the same events that gave rise to the claim brought by Ms. Choc. This action was served in October 2011. The aggregate amount of the claim is C$12 million.

We believe that all of the claims with respect to the Fenix project are without merit.

We are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would reasonably be expected to be material to our financial condition or results of operations.

REGULATORY ACTIONS

We have not: (a) received any penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the financial year; (b) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (c) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as may be otherwise disclosed in this AIF, since January 1, 2021, none of our directors, executive officers or 10% shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is TSX Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of our business, the following are the material contracts we entered into (i) within the last financial year or (ii) between January 1, 2002 and the beginning of the last financial year, which are still in effect:

1. the Precious Metals Purchase Agreement dated August 8, 2012, as amended, with Wheaton Precious Metals (previously Silver Wheaton), whereby we agreed to sell a portion of the precious metals production from our 777 mine to Wheaton Precious Metals;

2. the Amended and Restated Precious Metals Purchase Agreement dated November 4, 2013, as amended, with Wheaton Precious Metals (International) Ltd. ("Wheaton International", previously Silver Wheaton (Caymans) Ltd.), whereby we agreed to sell 100% of the silver production and 50% of the gold production from our Constancia mine to Wheaton International;

3. the Amended and Restated Precious Metals Purchase Agreement, dated as of February 8, 2019 between HudBay Arizona (Barbados) SRL, Hudbay, Wheaton International and Wheaton Precious Metals;

4. the Indenture dated as of September 23, 2020 with U.S. Bank National Association, as trustee, governing the Senior Unsecured Notes expiring in 2029;

5. the Indenture dated as of March 8, 2021 with U.S. Bank National Association, as trustee, governing the Senior Unsecured Notes expiring in 2026;

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 65

6. the Fifth Amended and Restated Credit Facility with the lenders party thereto from time to time and the Canadian Imperial Bank of Commerce, as administrative agent, dated as of October 26, 2021, as amended, providing for a four-year $300 million revolving credit facility;

7. the Third Amended and Restated Credit Facility with the lenders party thereto from time to time and the Canadian Imperial Bank of Commerce, as administrative agent, dated as of October 26, 2021, as amended, providing for a four-year $150 million revolving credit facility; and

8. Shareholders' Agreement made as of July 31, 2009 between Copper Mountain, MMC and Copper Mountain Mine (BC) Ltd., as amended.

QUALIFIED PERSONS

The scientific and technical information contained in this AIF has been approved by Olivier Tavchandjian, P.Geo., our Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

INTERESTS OF EXPERTS

Olivier Tavchandjian, P.Geo., our Senior Vice President, Exploration and Technical Services, is an expert who has prepared certain technical and scientific reports for Hudbay. As at March 26, 2024 (being the final trading day prior to the date of this AIF), to our knowledge, Mr. Tavchandjian beneficially owns, directly or indirectly, less than 1% of our outstanding securities and has no other direct or indirect interest in our Company or any of its associates or affiliates.

The auditor of the Company is Deloitte LLP. Deloitte LLP is independent with respect to the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our management information circular dated April 3, 2023. Additional financial information is provided in our financial statements and management's discussion and analysis for the fiscal year ended December 31, 2023.

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 66

SCHEDULE A: GLOSSARY OF MINING TERMS

The following is a glossary of certain mining terms used in this annual information form.

"mineral reserves"	That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term "mineral reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the categories of proven mineral reserves and probable mineral reserves.

"preliminary economic assessment"	Means a study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources;

"proven mineral reserves"	That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"probable mineral reserves"	That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"mineral resources"	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the categories of measured mineral resource, indicated mineral resource and inferred mineral resource.

"measured mineral resource"	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"indicated mineral resource"	That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"inferred mineral resource"	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 A1

SCHEDULE B: MATERIAL MINERAL PROJECTS

CONSTANCIA MINE

Project Description, Location and Access

We own a 100% interest in the Constancia mine in southern Peru. Constancia includes the Constancia and Pampacancha deposits and is located approximately 600 kilometres southeast of Lima. Geographic coordinates at the centre of the property are longitude 71° 47' west and latitude 14° 27' south.

We acquired Constancia in March 2011 through our acquisition of all of the outstanding shares of Norsemont Mining Inc. ("Norsemont"). We own a 100% interest in the 66 mining concessions (covering an area of 43,536 hectares) that comprise Constancia, all of which are duly registered in the name of our wholly-owned subsidiary, HudBay Peru S.A.C. Most of the known mineralization is located in the claims Katanga J, Katanga O, Katanga K, and Peta 7, though small mineralized outcrops are common throughout the area. All the mining concessions are currently in good standing. The annual concession fee payments of $3.00 per hectare are due on June 30 each year.

We have entered into life-of-mine agreements with the neighboring communities of Chilloroya and Uchucarcco. These agreements provide us the surface rights required for operations at both the Constancia and Pampacancha mine sites and specify our commitments to these local communities over the course of the mine life. In particular, the community agreements contemplated cash payments for the land access rights, as well as funds for facilitation of development projects and investment for local enterprises. The agreements also outline ongoing annual investments in community development including medical, educational and agricultural services and contemplate a bi-annual review of certain of the social development terms.

Hudbay has obtained approval of a third amendment to the Environmental and Social Impact Assessment (ESIA) (ESIA MOD III) that will allow for the optimization of the water balance and management plan, an alternate road for transportation of the concentrate, improvements to the TMF dike design criteria and other benefits. With the ESIA MOD III approved, the specific permitting processes and mine closure plan amendments will commence.

The Ministry of Energy and Mines authorized the start of the exploitation activities for the Pampacancha pit in December 2020.

Constancia and Pampacancha are subject to the following tax regime and agreement concerning mineral production:

1.  Peruvian Tax Regime

Constancia is subject to the Peruvian tax regime, which includes the mining tax, mining royalty, 8% labour participation, corporate tax and IGV/VAT. The Special Mining Tax ("SMT") and the Mining Royalty ("MR") were introduced in late-2011 for companies in the mineral extractive industries. Both the SMT and the MR are applicable to mining operating income based on a sliding scale with progressive marginal rates. The effective tax rate is calculated according to the operating profit margin of the Company. Based on Constancia's expected life-of-mine operating profit margin, the effective SMT and MR tax rates are projected to be 2.90% and 2.90% of operating income over the life of the mine. The MR is subject to a minimum of 1% of sales during a given month.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 B1

2.  Precious Metals Stream Agreement

100% of the silver production and 50% of the gold production from Constancia and Pampacancha is subject to our stream agreement with Wheaton Precious Metals, as described in this AIF.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Constancia and Pampacancha are accessible from Lima by flying to either Arequipa or Cusco and then proceeding by paved and gravel highway to the mine site, which in each case takes approximately seven hours. The closest town is Yauri (population 23,000), which is approximately 80 kilometres by road from the mine site. Copper concentrate is transported via Yauri to the Matarani port, which is approximately 460 kilometres by road from the mine site.

The climate of the region is typical of the Peruvian altiplano in which the seasons are divided into the wet season between October and March with slightly higher temperatures and a dry season during April to September with colder temperatures. Temperatures can dip below -10° Celsius and rise to 20° Celsius. The sun can be very strong with high ultraviolet readings being common during the mid-day period. There is a climate monitoring station installed at the mine site.

Elevations on the property range from 4,000 to 4,500 metres above sea level with moderate relief and grass-covered altiplano terrain. Slopes are typically covered with grasses at lower elevations. At higher elevations, talus cover is common with very little vegetation. The grasslands are used as pasture for animals and at lower elevations for some limited subsistence agriculture. Water resources are readily available from a number of year-round streams near the mine site.

The infrastructure includes the waste rock facility, tailings management facility, water management system, electrical power supply and transmission and improvements to the roads and port. The primary road to the site consists of a 70 kilometre sealed road (National Route PE-3SG) from Yauri to the Livitaca turn-off and approximately 10 kilometres of unsealed road (CU-764) from the Livitaca turn-off to site. These roads (and bridges) have been upgraded, as necessary, to meet the needs for construction and life of mine use.

The combined maximum demand for electricity by Constancia and Pampacancha is estimated to be 96 MW with an average load of 85 to 90 MW in the next 5 years. Electricity is supplied via the 220 kV Tintaya substation located about 70 kilometres from the mine site and a dedicated transmission line from this substation to Constancia.

Copper concentrate is shipped from the Constancia site via road (~490 kilometers) and arrives at the Matarani port in trucks. These trucks are equipped with a hydraulically operated covered-box hinged at the rear, the front of which can be lifted to allow the concentrate to be deposited in the concentrate shed assigned to Hudbay by TISUR, the port operator. These trucks can load up to 37 tonnes of Cu Concentrate.  All concentrates are dumped into an enclosed receiving system specially designed for Hudbay. This receiving system includes sampling platforms, dump and screening hoppers, dust scrubbers, car wash system and a conveyor underground system that leads into an existing stacking system.  Pier C has been assigned to Hudbay and has a 75 thousand tonne capacity, with a minimum of 30kt guaranteed.  A chute from the shed will feed a conveyor system in a tunnel below. This feeds a tubular conveyor with a capacity of 1200 metric tonnes per hour capacity. The same conveyor and ship loading equipment is shared with other copper concentrate exporters.

History

The original Constancia property, consisting of 13 concessions, was obtained by Norsemont pursuant to an option agreement with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"). Norsemont acquired an initial 51% interest in the property from Rio Tinto in November 2007 and in March, 2008, Norsemont acquired the remaining 19% interest held by Rio Tinto. Norsemont acquired the 30% interest in the project from Mitsui Mining and Smelting Company Limited Sucursal Del Peru ("Mitsui") and 23 additional concessions were obtained by Norsemont in 2007 and 2008.

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The San Jose prospect (which forms part of the Constancia deposit) was explored by Mitsui during the 1980s. Exploration consisted of detailed mapping, soil sampling, rock chip sampling, and ground magnetic and induced polarization surveys with several drill campaigns. Drilling was mainly focused on the western and southern sides of the prospect. Mitsui completed 24 drill holes (4,200 metres) and Minera Katanga completed 24 shallow close-spaced drill holes at San Jose (1,200 metres).

In 1995, reconnaissance prospecting by Rio Tinto identified evidence for porphyry style mineralization exposed over an area 1.4 x 0.7 kilometres, open in several directions, with some copper enrichment below a widespread leach cap developed in both porphyry and skarn.

In May 2003, Rio Tinto revisited the area and the presence of a leached cap and the potential for a significant copper porphyry deposit were confirmed.

The Rio Tinto exploration activities consisted of geological mapping, soil, and rock chip sampling, and surface geophysics (magnetics and induced polarization). Rio Tinto completed 24 diamond drill holes for a total of 7,500 metres.

Geological Setting, Mineralization, and Deposit Types

The Constancia deposit is a porphyry copper-molybdenum system which includes copper-bearing skarn mineralization. This type of mineralization is common in the Yauri-Andahuaylas metallogenic belt where several porphyry Cu-Mo-Au prospects have been described but not exploited. Multiple phases of monzonite and monzonite porphyry have intruded a sequence of sandstones, mudstones and micritic limestone of Cretaceous age. Structural deformation has played a significant role in preparing and localising the hydrothermal alteration and copper-molybdenum-silver-gold mineralization, including skarn formation. The skarn component of the mineralization is more prevalent along the Yanak fault on the western margin of the Constancia deposit. Recent drilling conducted in 2019-2020 has confirmed a 300m extension of both high grade skarn and shallow porphyry mineralization to the north of deposit into the Constancia North area. In 2021, Hudbay completed an internal positive scoping study which resulted in an inferred mineral resource estimate of 6.5 million tonnes at 1.2% copper in two high grade skarn lenses located below the open pit in the Constancia Norte area. The study concluded these two lenses could be mined by underground methods once the open pit has reached its final configuration in this area..

The Pampacancha deposit is a porphyry related skarn system, with copper-bearing skarn mineralization. This type of mineralization is common in the Yauri-Andahuaylas metallogenic belt where several skarn deposits have been developed, including Corocohuayco in the Tintaya District and Las Bambas.

The Constancia porphyry copper-molybdenum system, including skarn, exhibits five distinct deposit types of mineralization:

1. Hypogene fracture-controlled and disseminated chalcopyrite mineralization in the monzonite (volumetrically small);

2. Hypogene chalcopyrite (rare bornite) mineralization in the skarns (significant);

3. Supergene digenite-covellite-chalcocite (rare native copper) in the monzonite (significant);

4. Mixed secondary sulphides/chalcopyrite in the monzonite (significant); and

5. Oxide copper mineralization (volumetrically small).

Molybdenite, gold and silver occur within all these mineralization types.

Two areas of porphyry-style mineralization are known within the project area, Constancia and San José. At Constancia, mineralization is deeper than that observed at San José which occurs at surface. The mineralized zone extends about 1,200 metres in the north-south direction and 800 metres in the east- west direction.

The Pampacancha deposit is located approximately three kilometers southeast of the Constancia porphyry. The stratigraphy unit in the area is the massive, gray micritic limestone of Upper Cretaceous Ferrobamba Formation; this unit in contact with the dioritic porphyry generates a magnetite skarn, hosts economic mineralization of Cu-Au-Mo.

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The intrusive rocks are Oligocene age unmineralized basement diorite. Diorite porphyry is recognized as the source for skarn mineralization, which in turn is cut by mineralized monzonite intrusions which provide minor local increases in Cu-Au mineralization. Skarn Cu-Au mineralization is best developed at the upper and lower margins of the limestone body.

Epithermal mineralization of the low sulphidation quartz-sulphides Au + Cu style, accounts for common supergene enriched Au anomalies, and along with other features such as hydrothermal alteration and veins typical of near porphyry settings.

Exploration

A geophysical Titan-24 survey was completed in July 2011 to the south of the Constancia deposit. In late 2013, an aeromagnetic and radiometric helicopter geophysical survey was carried out over an area of 80 square kilometers near Constancia.

A mapping and geochemical sampling program was completed between 2007 to 2014, where 20,789 hectares were mapped. Of the 20,789 hectares, 8,905 were mapped on Hudbay mining concessions, which represent 80% of the mining rights in the area.

Future exploration efforts are anticipated to focus on the Maria Reyna, Caballito and Kusiorco prospective satellite properties located within trucking distance of the Constancia mill, as described in this AIF. In August 2022, Hudbay executed an exploration agreement with the community of Uchucarco which allowed the company to start exploration activities over the Caballito property and a large portion of the Maria Reyna and Kusiorco properties.

Drilling

Extensive drilling has been conducted at the Constancia and Pampacancha deposits since the early 2000s. The most recent drilling programs were completed by Hudbay, with prior drilling programs conducted by Rio Tinto and Norsemont Mining. The various drilling campaigns conducted at Constancia and Pampacancha totaled 235,000 meters of drilling with approximately 95% of the drilling being conducted by diamond drilling (coring) methods and only 5% done by reverse circulation (RC).

Sampling and Analysis and Security of Samples

The sample preparation, analysis, security procedures and data verification processes used in the exploration campaigns on the Constancia mine prior to our acquisition were reviewed through the documentation available in previously filed technical reports and we have determined that the sampling methodology, analyses, security measures and data verification processes were adequate for the compilation of data at Constancia and Pampacancha and such processes continue to be used by us.

1,555 and 633 bulk density measurements were respectively used for the resource block models of Constancia and Pampacancha. These measurements were conducted at ALS Chemex, Certimin and Bureau Veritas laboratories using the paraffin wax coat method. These measurements are representative of the different rock and mineralization domains recognized to date.

During the Hudbay drilling campaigns conducted between 2011 and 2015, blanks were inserted into the sample stream as per geologist instruction at approximate intervals of every 30 samples. Standard references were prepared with material obtained from the Constancia and Pampacancha deposits by us and were analyzed and certified by Acme labs. Duplicates were obtained by splitting half core samples, obtaining two quarter core sub-samples, one quarter representing the original sample and the other quarter representing the duplicate sample. Duplicates were inserted approximately every 30 samples.

Between 2017 and 2019, 14% of blanks and 5% of standards were inserted at site, prior to dispatching the core boxes to Certimin, Bureau Veritas or SGS laboratories. In addition, 10% of all the pulps samples and 6% of all the coarse reject samples were reclaimed. 50% were resent to the initial laboratory and the other 50% were sent to an umpire lab for duplicate analysis. 5% of blanks, 5% of standards and 5% of duplicates were added to the re-analysis streams.

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During the 2019-2020 drilling campaign, all the samples were prepared at the Constancia mine laboratory and dispatched to Bureau Veritas for ICP analysis. 15% blanks and 5% standards were inserted at site, before samples preparation and after samples preparation, to monitor both the sample preparation and the assaying. Finally, coarse and pulp rejects were reclaimed and re-assayed at Bureau Veritas Lima. Selected pulps were also dispatched to an umpire lab (SGS Lima). The inserted blanks and standards analyzed by Bureau Veritas and SGS were submitted as "blind".

During the 2021-2023 drilling campaigns, the samples were mostly prepared at the Constancia mine laboratory and only a small part was sent to Certimin laboratory due to time constraints. 87% of the samples were assayed at the Constancia mine laboratory which is operated by Bureau Veritas while the remaining 13% were assayed at Certimin. 11% blanks and 4% standards were inserted at site, before samples preparation and after samples preparation, to monitor both the sample preparation and the assaying. 4% of coarse and 4% of pulp rejects were reclaimed and re-assayed at Bureau Veritas Lima and Certimin (i.e,. umpire lab). Inserted blanks and standards analyzed by Bureau Veritas Lima were submitted as "blind".

Assay data was delivered in digital form by the laboratories. Checks for inconsistent values were made by the senior geologist before data was uploaded.

All lithological, alteration, geotechnical and mineralization data was logged on paper logs that were later entered in spreadsheets from where they were imported into the database. The data entry spreadsheets have a number of built-in logical checks to improve the validity of the database. We checked collar positions visually on plans and down-hole surveys were validated by examining significant deviations.

In 2017, 17 holes representing over 4,167 metres of sampling previously drilled by Norsemont and Hudbay and covering the full extent of the Constancia reserve pit were twined in order to further investigate the impact of suspected losses of fine material in the original drilling both on grade estimation and on the metallurgical model. The 2017 twin hole program evidenced an under-estimation bias in the copper grade in the historical drilling for the supergene portion of the Constancia deposit. A robust correction was developed to address this grade bias.

In 2020, Hudbay conducted a systematic revalidation of the drillhole database used in the MineSight software for resource modeling by comparing 5% of the entire database to the original laboratory certificates. From the 4089 samples tested, only 4 samples were found to have different values than in the original certificates representing 0.09% of the total and therefore the database can be considered very reliable. A comparison with the previous version of the resource modelling database used between 2014 and 2019 evidenced that element precision had been truncated to the second decimal place in the past resulting in an under-estimation in gold grade in the 2019 database and no significant differences for the other metals of economic interest. The under-estimation in gold grade is close to 10% and has been corrected, contributing to an improvement in the gold grade in the updated mineral resource and mineral reserve estimates.

Mineral Processing and Metallurgical Testing

The metallurgical responses of Constancia ore (ex: Hypogene, Supergene, Skarn, Mixed and High Zinc) is acceptable in terms of treatment rate, recovery and molybdenum and copper concentrate grades. For example, the copper grade in the final concentrate is higher than 26%, with acceptable levels of zinc, lead, iron, etc. The molybdenum concentrate produced is over 47% molybdenum with low contents of copper, lead, iron, etc. Metallurgical test work performed at laboratory and plant levels with Hypogene, Skarn, Supergene, High Zinc and Mixed ore from different polygons have enabled the operator to identify different reagents which show better performance according to each type of ore treated. Engineering studies continue to evaluate the addition of Pebble Crushers to the comminution circuit to address the increase in ore hardness of the hypogene ore.

Metallurgical testwork was finalized in 2021 for the Pampacancha ore and has confirmed the ore recovery and throughput assumptions currently used in the Life of Mine plan. Ore hardness (100 samples) and flotation response (40 samples) variability testing was completed on samples distributed throughout the mineable reserve.

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For the production year 2023, the Constancia plant achieved an average copper recovery of 84.3%. Copper recoveries over the remaining life of mine are expected to range between 85% and 88% with an average of 85.5%, with variation based on ore type following the processing plant flow sheet improvements that have been successfully implemented in 2023, i.e. upgrade of the center launders in the flotation cells.

Mineral Resource and Mineral Reserve Estimates

The mineral resource and mineral reserve estimates for the Constancia and Pampacancha properties are effective January 1, 2024. Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

Resource estimations for the Constancia and Pampacancha deposits are based on the most up to date geological interpretations and geochemical results from the drilling data currently available. Multi pass ordinary kriging interpolation setup was used to interpolate the grades in the block model while honouring the geology.

In 2023, a reconciliation between the reserve model and the reported production from the Constancia and Pampacancha mines credited by the mill showed excellent alignment on both copper and gold grade but with a reduction in tonnage of approximately 10% mostly due to unexpected waste zones not intersected from diamond drilling. Local adjustments were made to the mineralized envelopes used to construct the 2023 reserve model in order to better reflect these reconciliation results. Incorporating these changes reflected in the updated mineral reserve estimates, the reconciliation with production results was brought within very close limits on both tonnage and grade.

The component of the mineralization within the block model that meets the requirements for reasonable prospects of economic extraction was based on the application of a Lerchs-Grossman cone pit algorithm.

The updated mine production plan at Constancia and Pampacancha contains 705 million tonnes of waste and 548 million tonnes of ore, yielding a waste to ore stripping ratio of 1.3 to 1.0. Waste tonnage includes approximately 20 million tonnes of mineral resources not converted to mineral reserves as there is no room left in the tailings storage facility to continue to operate the mill using current design. This material constitutes an opportunity to further extend mine life and reduce the strip ratio to 1.2 to 1.0. An average life of mine mining rate of 71 million tonnes per annum, with a maximum of 83.0 million tonnes per annum through the first 17 years, will be required to provide the assumed nominal process feed rate of approximately 31 million tonnes per annum. The ore production schedule for the life of mine shows average grades of 0.264% Cu, 82 g/t Mo, 0.048 g/t Au and 2.69 g/t Ag.

Reconciliation of Reserves and Resources

Both the Constancia and Pampacancha resource models were updated in 2023 to incorporate results from the 2023 infill drill programs for each pit and to reflect reconciliation results between the reserve model and mill credited production for the mine. The mine plan was adjusted to incorporate an expansion of the Constancia pit resulting in the addition of a tenth phase of mining as well as local additions at the Pampacancha pit totaling 98 million tonnes of ore at 0.224% copper while also accounting for the 2023 mining depletion, delays in stripping at Pampacancha due to road blockades and other minor adjustments.

The reductions in measured, indicated and inferred open pit mineral resource estimates reflect the conversion to mineral reserve estimates. The underground inferred mineral resource estimates for Constancia Norte remain unchanged.

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A year-over-year reconciliation of the estimated mineral reserves and resources at Constancia and Pampacancha is presented in the tables below.

Constancia & Pampacancha - January 1, 2024 (1)(2)(3)(4)(5)(6)
Mineral Reserve Reconciliation (Proven & Probable)	Tonnes	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu (t)
A 2023 Mineral Reserve	492,100,000	0.299	85	2.99	0.060	1,473,000
B 2023 Production / Depletion (from Reserve)	(32,000,000)	0.485	140	3.69	0.165	(155,000)
C (A-B) = Depleted Reserve	460,100,000	0.286	81	2.95	0.053	1,318,000
D Reserves adjusted for new resource model	449,700,000	0.274	78	2.82	0.050	1,231,000
E Mine Planning Gain/(Loss)	98,000,000	0.222	79	2.08	0.039	217,000
F 2024 Mineral Reserve (D+E) including stocks	547,700,000	0.265	78	2.69	0.048	1,449,000

Mineral Resource Reconciliation (Exclusive of Mineral Reserves) Measured & Indicated	Tonnes	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu (t)
G 2023 Mineral Resource	268,400,000	0.222	69	2.18	0.045	597,000
H 2023 Depletion (conversion to Reserve)	0	0.000	0	0.00	0.000	0
I (G-H) = Depleted Resource	268,400,000	0.222	69	2.18	0.045	597,000
J Economic re-evaluation Gain/(Loss)	(96,900,000)	0.228	46	2.35	0.054	(221,000)
K 2024 Mineral Resource (I+J)	171,500,000	0.219	83	2.08	0.039	376,000

Mineral Resource Reconciliation (Exclusive of Mineral Reserves) Inferred	Tonnes	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu (t)
L 2023 Mineral Resource	57,600,000	0.268	83	1.88	0.045	154,000
M 2023 Mineral Resource (Depletion)	0	0.000	0	0.00	0.000	0
N (L-M) = Depleted Resource	57,600,000	0.268	83	1.88	0.045	154,000
O Economic re-evaluation Gain/(Loss)	(27,200,000)	0.309	99	1.10	0.030	(84,000)
P Constancia Norte underground resource	6,500,000	1.200	69	8.62	0.140	78,000
Q 2024 Mineral Resource (N+O+P)	36,900,000	0.402	68	3.65	0.072	148,000

Mineral Resource Reconciliation (Underground) Inferred	Tonnes	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu (t)
R 2023 Mineral Resource	6,500,000	1.200	69	8.62	0.140	78,000
S 2024 Mineral Resource	6,500,000	1.200	69	8.62	0.140	78,000

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

3. Mineral resource estimates are based on resource pit design and do not include factors for mining recovery or dilution.

4. The open pit mineral resources are estimated using a minimum NSR cut-off of $6.40 per tonne and assuming metallurgical recoveries (applied by ore type) of 86% for copper on average for the life of mine, while the underground inferred resources at Constancia Norte are based on a 0.65% copper cut-off grade.

5. Mineral reserves are estimated using a minimum NSR cut-off of $6.40 per tonne at Pampacancha, $7.30 per tonne at Constancia and assuming metallurgical recoveries (applied by ore type) of 86% for copper on average for the life of mine.

6. Long term metal prices of $4.00 per pound copper, $12.00 per pound molybdenum, $1,700 per ounce gold, and $23.00 per ounce silver were used to confirm the economic viability of the mineral reserve estimates and to estimate mineral resources.

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Mining Operations

The Constancia mine is a traditional open pit shovel/truck operation with two deposits: Constancia and Pampacancha. The operation consists of open pit mining and flotation of sulphide minerals to produce commercial grade concentrates of copper and molybdenum. Silver and a small quantity of payable gold reports to the copper concentrate. The Pampacancha deposit exhibits higher grades of copper and gold.

To match the production requirements, operations are conducted from 15 metre high benches using large-scale mine equipment, including: 10-5/8-inch-diameter rotary blast hole drills, 27 cubic metre class hydraulic shovels, 19 cubic metre front-end loaders, and 240 ton off-highway haul trucks.

Processing and Recovery Operations

In 2023, the processing plant achieved its nominal throughput capacity of 90,000 tonnes per day of ore (31 million tonnes per annum at 94% plant availability). The primary crusher, belt conveyors, thickeners, tanks, flotation cells, mills and various other types of equipment are located outdoors and are not protected by buildings or enclosures. To facilitate the appropriate level of operation and maintenance, the molybdenum concentrate bagging plant, copper concentrate filters and concentrate storage are housed in clad structural steel buildings.

The processing plant has been laid out in accordance with established good engineering practice for traditional grinding and flotation plants. The major objective is to make the best possible use of the natural ground contours by using gravity flows to minimize pumping requirements and to reduce the height of steel structures.

An instrumentation plan has enhanced the processing plant's performance with various initiatives implemented at different sub-process levels. These initiatives include video cameras at the apron feeder and belts, froth cameras at the flotation cells and a particle-size analyzer, all of which have been installed and commissioned. These initiatives were part of an overall automation plan integrated into the processing plant system.

Capital and Operating Costs

Growth capital expenditures include several projects at the mine and process plant while sustaining capital expenditures include capital required for major mining equipment acquisition, rebuilds, and major repair. The cost also includes site infrastructure expansion (Tailings Management Facility, Waste Rock Facility, etc.) and process plant infrastructure.

The forecasted life of mine capital and operating costs are set out in the Constancia Technical Report. Cost inflation, changes to the mine plan and other factors may cause these costs to fluctuate over the life of mine and, as such, Hudbay provides three year production guidance each year based on current assumptions. A guidance range for capital and operating costs is provided on an annual basis and the 2024 cost guidance was set out in Hudbay's news release dated February 23, 2024.

The information presented in this section is forward looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

Exploration, Development and Production

The Constancia mine commenced initial production in the fourth quarter of 2014 and achieved commercial production in the second quarter of 2015 while the Pampacancha mine achieved commercial production in the third quarter of 2021.

In addition, as described in the AIF, we acquired a large, contiguous block of mineral rights to explore for mineable deposits within trucking distance of the Constancia processing facility in 2018. Community agreements have been concluded with the community of Uchucarco in 2022 and with the community of Quehuincha in 2018 allowing Hudbay to start exploration activities on significant portions of the highly prospective Caballito, Maria Reyna and Kusiorco properties. The activities included necessary archeological, environmental and geological base line studies to support the drill permit application submitted for the Maria Reyna property and planned for submission for the Caballito property in the first half of 2024.

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LALOR AND OTHER SNOW LAKE ASSETS

Project Description and Location

Lalor is a gold, zinc and copper mine near the town of Snow Lake in the province of Manitoba. Lalor is located approximately 200 kilometres mostly by paved highway east of Flin Flon, Manitoba. Lalor commenced initial ore production from the ventilation shaft in August 2012 and commenced commercial production from the main shaft in the second half of 2014.

The town of Snow Lake is a full-service community with available housing, hospital, police, fire department, potable water system, restaurants and stores. To house non-local employees during their work rotations, the Company provides a camp located in town which services Hudbay employees and contractors for the mine and mill operations. Other infrastructure in the area includes provincial roads, a 115 kV Manitoba Hydro power grid within four kilometres of Lalor and Manitoba Telecom land line and cellular phone service.

As described in this AIF, Hudbay operates two processing facilities in the Snow Lake area that process ore production from the Lalor mine The Stall concentrator produces zinc and copper concentrates and our recently refurbished New Britannia mill produces copper concentrate and gold/silver doré.

Following the closure of the Flin Flon zinc plant in mid-2022, the zinc concentrates produced from the Stall mill are sold to market.

In February 2019, Hudbay announced the discovery of the 1901 deposit located less than 1,000 metres from the existing ramp between the former Chisel mine and Lalor and benefiting from the proximity of existing infrastructure. In 2020 and 2021, Hudbay conducted infill drilling, metallurgical testing and a pre-feasibility study that confirmed the technical and economic viability of the indicated and measured portion of the mineral resource estimates at 1901 and highlighted the exploration potential to increase both the mineral resource and mineral reserve estimates through the discovery of a copper-gold rich feeder lens.

The WIM deposit was acquired by Hudbay in 2018 for approximately C$0.5 million. WIM is a copper-gold deposit that starts from surface and is located approximately 15 kilometres by road north of the New Britannia mill. Access is currently via a winter road, and so a year-round gravel road is required for accessing WIM from New Britannia. Powerlines along the access road will also be required to feed the underground electrical distribution system.

The New Britannia mine is a former producing gold mine that produced approximately 600,000 ounces between 1949 and 1958 and an additional 800,000 ounces between 1995 and 2005. Significant mineral resources remain accessible at New Britannia as well as in the nearby Birch and 3 Zone with some investment in the existing mining infrastructure, such as rehabilitating the existing portal and ramp development at 3 Zone.

3 Zone is currently accessible via road and located approximately 3 kilometres (by road) northwest of New Britannia mill. Like WIM, 3 Zone requires powerlines along the access road, and year-round maintenance to the access road to site. Other surface infrastructure needed to support mining activities at WIM and 3 Zone include maintenance and warehouse facilities, fuel farms and storage tanks, and a mine safety and crew lineup space and changehouse. It is envisaged that the main administration offices will be centralized at either the New Britannia mill or Lalor mine site.

Pen II is a low tonnage and high-grade zinc deposit that starts from surface and is located approximately 6 kilometres by road from the Lalor mine. Access is currently via winter road, with potential for an all-weather road to be established north of Lalor mine.

The Watts deposit is located approximately 100 kilometres by road from the Stall mill and is near existing Manitoba Hydro powerlines. It is between 50 and 900 metres below surface, and in 2019 Hudbay conducted a limited drill program which successfully extended the known high grade copper mineralization along the strike of the ore body.

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For all the properties mentioned above, Hudbay owns a 100% interest. Aside from a 1.5% royalty on 3 Zone, there are no other royalties payable other than those potentially payable to the province. Surface rights are held under general permits and are sufficient for purposes of our development plans.

On September 14, 2023, Hudbay successfully completed its acquisition of Rockcliff. Rockcliff was one of the largest landholders in the Snow Lake area, with approximately 1,800 square kilometres across all its properties. Prior to the transaction, Rockcliff was Hudbay's 49% joint venture partner of the Talbot deposit. The Talbot deposit and the additional Rockcliff exploration properties provide further optionality and potential future feed sources for the Stall and New Britannia mills. In 2023, Hudbay also completed the acquisition of mineral claims in the Cook Lake area, which is also located within trucking distance of the existing Snow Lake processing infrastructure and which forms part of Hudbay's 2024 exploration strategy.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

At Lalor, the current project infrastructure includes a 3.5 kilometre main access road that was constructed in 2010 from provincial road 395 and provides access from the Chisel North mine site to the Lalor site. This access road includes a corridor with freshwater/discharge pipelines, tailings/discharge pipelines for the Paste Plant and a main hydro line. Access to the site is off paved provincial highway 392, which joins the town of Snow Lake and provincial highway 39 and provides access to Flin Flon.

The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters. Climate generally has only a minor effect on local exploration and mining activities. The project area is approximately 300 metres above sea level, consisting of ridged to hummocky sloping rocks with depressional lowlands, and has gentle relief that rarely exceeds 10 metres. The area of Lalor and surrounding water bodies (Snow, File, Woosey, Anderson and Wekusko lakes) are located in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict.

We commissioned a 2,000 US gallon per minute water treatment plant in 2008 at Chisel Lake, approximately eight kilometres from Lalor, where water from the Lalor mine is treated in the Water Treatment Plant along with water from the Chisel Open Pit.

Tailings production associated with the Lalor mine is impounded in the Anderson Tailings Impoundment Area ("TIA") and a capacity expansion has been approved to accommodate our planned future operations.

Power for the site is being transmitted at 25 kV from the Lalor substation located at the Chisel North minesite via a 3.5 kilometre transmission line.

History

The Snow Lake area has a long exploration and mining history. Exploration in the Lalor-Chisel area has been occurring since the 1950s and the Chisel Basin area has hosted four past producing mines. This basin is also the host of the Lalor deposit. Lalor commenced initial ore production from the ventilation shaft in August 2012, only five years after its initial discovery hole and achieved commercial production from the main shaft in the third quarter of 2014.

Gold was first discovered in 1914 approximately 20 kilometres to the southeast of Snow Lake and in 1917, the Moose Horn-Ballast claims produced the first gold in Manitoba. First mine construction at the New Britannia site started in 1945 and in March 1949, the mine was opened as the Nor-Acme mine. Production continued until 1958. 4.9 million tonnes were mined at an average grade of 4.4 g/t and Nor-Acme mill recovered approximately 610,000 ounces of gold during this production period. TVX and High River formed a joint venture to reopen the mine and TVX became the operator. Full production from the main shaft was achieved in August 1996. Through various transactions, Kinross became the operator of the New Britannia mine-mill complex. Production ceased at the end of September 2004 and the mill was put on care and maintenance in 2005 due to a low gold price environment after producing 1.6 million ounces of gold.

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Geological Setting

The Snow Lake deposits including Lalor are all located within the Trans-Hudson Orogen of the Flin Flon Greenstone Belt. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks.

The volcanogenic massive sulphide (VMS) deposits located near the town of Snow Lake have been subdivided into two different groups: Cu-Zn-rich (Cu-Zn, Cu-Zn-Au) and Zn-Cu-rich (Zn-Pb-Cu-Ag) types. The Cu-Zn-rich deposits mainly occur in the Anderson sequence and the Zn-Cu-rich deposits occur in the Chisel sequence. The Watts and Talbot deposits, located east-southeast of the town of Snow Lake lies in the eastern portion of the Flin Flon-Snow Lake Greenstone belt and is a stratabound accumulation of sulphides that precipitated in a depositional environment similar to the base metal deposits of the Snow Lake mining camp.

Mineralization of the lode-gold vein-type deposits are hosted in the Amisk group mafic and felsics volcanic rocks which are structurally controlled and associated with shear zones, faults, fold hinges and axial planes that host simple to complex vein systems. The mineralization is associated with lithological contacts of contrasting properties in the sequence of interlayered volcanic and volcaniclastic rocks.

Drilling

At Lalor, over 5,674 drill holes totaling more than 826,089 metres have been included in the Lalor database to support the 2024 mineral resource and mineral reserve estimates.

Drilling supporting the 1901, Watts, Pen II and Wim mineral resource and mineral reserve estimates totals 85,448 metres, 25,000 metres, 2,000 metres and 43,000 metres, respectively.

For the New Britannia resource estimates including the 3 Zone and Birch zones, over 730,000 metres of drilling completed after 1995 was used. Drilling at all properties is a combination of NQ and BQ diamond drill holes, surveyed with either Reflex downhole tools or Gyro for deeper/longer holes.

Mineralization

The Lalor deposit and its associated 1901 satellite zone are interpreted as a gold enriched volcanogenic massive sulphide ("VMS") deposit that precipitated at or near the seafloor in association with contemporaneous volcanism, forming a stratabound accumulation of sulphide minerals. The depositional environment for the mineralization is similar to that of present and past producing base metal deposits in felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The deposit appears to have an extensive associated hydrothermal alteration pipe.

The Lalor VMS deposit is isoclinaly folded and flat lying, with zinc mineralization beginning at approximately 600 metres from surface and extending to a depth of approximately 1,400 metres. The mineralization trends about 320° to 340° azimuth and dips between 30° and 45° to the northeast. It has a lateral extent of about 1,400 metres in the north-south direction and 780 metres in the east-west direction. Sulphide mineralization is pyrite, sphalerite and chalcopyrite. The current interpretation suggests the deeper copper-gold lens tends to have a much more linear trend to the north than the rest of the zones. Gold and silver enriched zones occur near the margins of the sulphide lenses and in local silicified footwall alterations. These silicified areas often correlate with disseminated stringer chalcopyrite, pyrrhotite and pyrite, whether together or independent of each other. This footwall gold mineralization is typical of VMS footwall feeder zones with copper-rich disseminated and vein style mineralization overlain by massive zinc-rich zones. The gold bearing lithologies remain open down plunge to the north and northeast.

The WIM deposit comprises a stratabound, semi-massive to massive sulphide lens with an adjacent stringer/disseminated sulphide zone. Mineralization is characterized by disseminated to massive, recrystallized and medium to coarse grained pyrite, pyrrhotite, chalcopyrite and minor sphalerite. The VMS mineralization extends from surface to 720 m below surface with a strike length of 725 m with an average thickness of 10 m. The WIM deposit is conformable to stratigraphy, trends to the northwest at a N310º azimuth, a 40-45º dip towards the northeast and a plunge of 40º to the north.

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The Snow Lake Gold Properties including No. 3 and Birch zones belong to the quartz-carbonate vein gold subtype of orogenic lode gold deposits. This subtype of gold deposits consists of simple to complex quartz carbonate vein systems associated with brittle-ductile rock behaviour, corresponding to intermediate depths within the crust, and compressive tectonic settings.

At Watts, sulphide intersections can be up to 23m in core length, with a lateral extent of approximately 1,200m. Diamond drilling has intersected mineralization at depths of 850m below surface. Mineralization was intersected and interpreted as three lenses; Main Lens, Main Footwall Lens, and East Lens comprised of coarse-grained pyrite, pyrrhotite, chalcopyrite, sphalerite, and minor galena. The sulphides have generally been recrystallized to a coarse grain size, but sections of finer grained sulphides do occur.

The Pen II deposit comprises a stratabound, semi-massive to massive sulphide lens with an adjacent stringer/disseminated sulphide zone. Mineralization is characterized by disseminated to massive, recrystallized and medium to coarse-grained sphalerite, pyrite, pyrrhotite and minor chalcopyrite. The mineralization extends from surface to 500 m below surface. The current strike length of the deposit is 400 m with an average thickness of 4 m. The deposit is conformable to stratigraphy, trends to the northeast at a N40º azimuth, a 45-65º dip towards the northwest.

Sampling Methods

As per Hudbay's standard procedures in Snow Lake, drill core is logged, sample intervals selected and marked clearly on the core. The majority of exploration core is cut in half with a diamond saw and a representative portion of the hole is kept. Definition and delineation core is whole core sampled. All samples are placed in a plastic bag with its unique sample identification tag. The average length for the sample intervals is 0.9 metres. The core was photographed before samples were split and bagged for shipment before dispatch to the laboratories.

Sampling and Analysis

Sample preparation has been conducted at three different laboratories over time. Prior to 2016, a total of 160,804 drill core samples were analyzed at the Hudbay laboratory in Flin Flon. Copper, zinc, and silver were digested in aqua regia and analyzed by ICP-OES. Gold was determined by lead-collection fire assay fusion, for total sample decomposition, followed by atomic absorption spectroscopy (AAS) analysis. Fire assays were performed on 15 to 30g subsample pulps to avoid problems due to potential nuggetty gold. All samples with gold values (AAS) > 10 g/t were re-assayed using a gravimetric finish.

Since September 2016, nearly all samples are prepared and assayed at Bureau Veritas in Vancouver. All drill core samples have been sent for analysis at Bureau Veritas while the SGS laboratory in Vancouver was used as the umpire laboratory for quality control purposes. Copper, zinc and silver were digested in aqua regia and analyzed by inductively coupled plasma optical emission spectrometry (ICP-OES) and more recently in 2016 by inductively coupled plasma mass spectrometry (ICP-MS). Samples with copper and zinc over the upper limit of detection (ULD) were analyzed by titration, whereas those samples with silver values over the ULD were analyzed by fire assay and gravimetric finish. Gold was determined by fire assay followed by atomic absorption spectroscopy (AAS).

The sampling methodology, analyses and security measures used by the previous owners at New Britannia have been documented in the Technical Report produced by Genivar for Alexis Resources in 2011 and available on SEDAR. Most of the drill cores and chips assays from 1995 to 2003 from the New Britannia mine were completed at the on-site mill laboratory using a fire assay/atomic absorption finish (FA/AA) method. Standard, blank and duplicate assay samples were added to each batch of 21 samples for drill core and to each batch of 24 samples for chip samples. The sampling and analytical procedures conformed to the industry standards at the time, and these were adequate to ensure a representative determination for the type of gold mineralization identified on the property. In 2019, 6 holes drilled by Hudbay at 3 Zone confirmed previous drilling results.

As of January 1, 2024, a total of 112,341 density measurements were collected by Hudbay. These measurements were performed at the Flin Flon laboratory, Bureau Veritas laboratory or at Hudbay logging facility, using a non-wax-sealed immersion technique to measure the weight of each sample in air and in water and pycnometry methods.

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Quality Assurance and Quality Control

Quality Assurance and Quality Control samples were inserted into the sample stream. Hudbay's practice in Lalor involves insertion of the following every 100 samples; 2 blanks, 5 duplicates, 5 standards. The exploration team in 1901 inserts 5 blanks, 5 duplicates and 5 standards per 100 samples.

Results from the QA/QC program for standards, blanks, duplicates and external checks show that the program has been working effectively for the Lalor, 1901, Watts, Pen II and Wim properties, meeting industry standards and the data used provides a representative and unbiased basis for resource modeling purposes.

Security of Samples

Security measures taken to ensure the validity and integrity of the samples collected consist of a chain of custody of drill core from the drill site to the core logging area. All facilities used for core logging and sampling are located on the mine site and all sample splitting and shipping activities are conducted by technicians under the supervision of Hudbay geologists. The sample results are stored on a secure mainframe based Laboratory Information Management System (LIMS). The diamond drill hole database is stored on the secure Hudbay network, using the acQuire database management system with strict access rights.

Mineral Processing and Metallurgical Testing

The Stall concentrator is an operating plant running at steady state and, as a result, several of the initial metallurgical test results and assumptions have been revised to reflect the recent operating experience and performance of the plant in processing the ore produced from the Lalor mine. The Stall concentrator is producing a copper concentrate grade of 18 to 20% copper at 83 to 85% recovery with gold and silver as co-products with historical recoveries of approximately 55 and 60% and a zinc concentrate grade of 51% zinc at 90 to 93% recovery also containing less than 5% of the gold in the mill feed.

In 2023, Hudbay proceeded to a significant investment at Stall including several improvements to the flowsheet resulting in uplift in the recovery of copper and gold in the copper concentrate to respectively 92% and 62%. The main changes to the flowsheet included the addition of Jameson cells to increase copper rougher and cleaner capacity, the addition of a talc pre-flotation circuit, an increase in the zinc circuit cleaning capacity and froth washing and an increase in recovery of free gold through the addition of a Knelson gravity concentrator on the copper regrind cyclone underflow.

Over the life of the Lalor mine, copper, gold and silver grade will increase and the average zinc grade will decrease. This trend will partially be offset in 2027, when the 1901 deposit is expected to enter production in a meaningful proportion to feed Stall with zinc rich mineralization.

In 2020 a metallurgical testwork program was conducted by Blue Coast Research to cover composites representing low grade, medium grade and high grade of the two zinc rich lenses of the 1901 deposit. A subsample of each of the composite samples was ground to a p80 of 100µm and submitted for mineralogical analysis. Mineralogical analysis and flotation tests were completed on each of the six composites and confirmed that the metallurgical performance of the Stall concentrator for the Lalor base metal lenses was applicable to the 1901 deposit, including the potential benefit of a lead recovery stage in the flotation circuit.

Commissioning of the New Britannia mill commenced in July 2021 and achieved commercial production in November 2021. Initial problems with the rod mill liner package and cyanide destruction circuit reduced plant availability until field rectifications were completed. After rectification work was completed, the New Britannia mill achieved and exceeded the steady state design throughput of 1,500 tonnes per day with copper, gold and silver recoveries meeting designed targets.  Going forward, a throughput of 1,800 tonnes per day is assumed without negative impact on metal recovery.

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Metallurgical testwork conducted in 2019 on WIM and 3 zone has confirmed that this mineralization is also amenable to successful beneficiation at the New Britannia mill. Four composites were created for each deposit and submitted for mineralogical, comminution and flotation as well as leach test work and gravity concentration in the case of 3 Zone. These tests have been used to confirm the copper, gold and silver recoveries applied in the life of mine plan for these two satellite deposits.

Mineral Resource Estimates

The mineral resource and mineral reserve estimates for the Lalor mine and all the other Snow Lake deposits are effective January 1, 2024. Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

The mineral resources for Lalor, 1901, Watts, WIM, 3 Zone and Pen II are estimated either as base metal lenses or gold zones and classified as Measured, Indicated or Inferred resources, as described in the most recent technical report.

The construction of the mineralized envelopes was based on the type of mineralization intersected.

The resource is based on integrated geological and assay interpretation of information recorded from diamond drill core logging and assaying and underground mapping and is comprised of the following steps: exploratory data analysis, high-grade capping (when required), and estimation and interpolation parameters consistent with industry standards.

The block models were updated using both infill and exploration drilling conducted up until July 2022 using the methodology documented in the March 2021 Lalor and Snow Lake Operations Technical Report and validated to ensure appropriate honouring of the input data by the following methods:

  Visual inspection of the ordinary kriging ("OK") block model grades in plan and section views in comparison to composites grade;

  Comparison between the nearest neighbour and the OK methods to confirm the absence of global bias in the model; and

  Smoothing correction to remove the smoothing effect of the grade interpolation where necessary.

Hudbay uses a stringent approach to establish the potential for economic extraction of its resource reporting for underground deposits. With this approach, the potential for economic extraction of the mineral resource estimates are reported within the constraint of a 'stope optimization envelope'. This excludes small isolated individual blocks above the economic cut-off criteria from the resource estimate and includes some 'geological dilution' that would need to be included in the economic envelope to maintain minimum spatial continuity requirements to define mineable shapes.

The parameters used as input to define the stope optimization envelope cover all the relevant technical and economic constraints including minimum stope and waste pillar dimensions and a NSR value calculation for each block based on anticipated metal recoveries, long-term metal price forecast and operating and capital costs based on the 2023 Lalor mine and Stall and New Britannia concentrator budgets. Two NSR values are calculated for each block to assess and compare the value of the blocks going to the Stall mill (no material difference between the two) or going to the new Britannia mill. The mineral resource estimates are reported to ensure that each potential stope would cover all its associated operating mining and milling costs.

For the former New Britannia, mine and its satellite gold deposits, the historical resource estimates performed by Kinross and by Alexis Minerals followed a conventional and industry standard approach and have been independently validated in 2018 by WSP Engineering ("WSP"). The cut-off grades for the resource have been estimated over a 6-ft. minimum true width with a variable cut-off by zone. The variation in the cut-off grade is related to new mining versus remnant mining.  Given that WSP had to rely on historical documentation for some of the technical information supporting the estimation of the mineral resource estimates, the tonnes and grades previously estimated by Kinross and Alexis Minerals as measured and indicated resources were downgraded to an inferred category. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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Mineral Reserve Estimates

The current mineral reserves were estimated based on a life of mine ("LOM") plan prepared using Deswik mine design software that generated mining inventory based on stope geometry parameters and mine development sequences. Appropriate dilution and recovery factors were applied based on cut and fill and longhole open stoping mining methods with a combination of paste and unconsolidated waste backfill material.

The following steps were followed in developing the reserve estimates at Lalor, 1901, WIM and 3 Zone:

  Calculate two payable (NSR) values for each individual block in the resource model depending on whether processing would occur at the Stall concentrator or at the New Britannia concentrator, using long-term metal prices, concentrator recoveries, metal payability and downstream smelter treatment and refining costs assumptions.

  Design stopes in the Deswik Stope Optimizer, considering depleted mineral resources, existing workings, resource categories and mine and mill operations costs. Dilution and recovery are estimated and applied at this step. Stopes are designed for both the Stall concentrator option and the New Britannia concentrator option.

  Considering grades, value and location in the mine, assign stopes to either Stall or New Britannia concentrator.

  Establish stope economics using a secondary NSR calculation where, along with mine and mill operations costs, mine capital, waste development and offsite administration costs are applied to each stope.

  Assign whether stopes can be upgraded to mineral reserves based on resource classification.

  Design ore development required for mining the reserves. Deplete development from the stopes. Interrogate grades of designed development for inclusion in mineral reserves. Sequence and schedule development and stope production for input to a financial Life of Mine (LOM) study to support mineral reserve economics.

The above methodology takes into consideration the different ore types and the milling options for the mine's future production and considers the various ore types found at these deposits.

The mineral reserve estimates exclude the mined out mineral resources, non-recoverable pillars (rib, post and sill) within mined out areas, mineral resources that are sterilized or not recoverable due to previous mining and stopes based on inferred mineral resource estimates.

Reconciliation of Reserves and Resources

Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

The 2024 reserve estimates of 13.6 Million tonnes remains almost unchanged from 2023 after accounting for mining depletion of mineralization mined in 2023 grading above average reserve grade. High grade resource to reserve conversions and exploration gains have offset reductions related to the optimization of the mine plan through removal of lower grade dilution and low value reserves requiring significant development. The 2024 inferred mineral resource estimates reflect a reduction loss of approximately 2 million tonnes due to resource to reserve conversion and reduction of low value resources in base metal lenses.

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Lalor Mine and 1901 - January 1, 2024 (1)(2)(3)(4)(5)(6)(7)(8)(9)
Mineral Reserve Reconciliation (Proven & Probable)	Tonnes	Au (oz)	Zn (t)	Cu (t)	Ag (oz)
A 2023 Mineral Reserve	15,300,000	1,857,000	506,000	94,000	13,668,000
B 2023 Production (from Reserve)	1,520,000	232,000	46,000	13,000	1,200,000
C (A-B) = Depleted Reserve	13,780,000	1,625,000	461,000	81,000	12,468,000
D 2024 Reserve update	13,570,000	1,649,000	423,000	91,000	11,969,000
E (D-C) Gain/(Loss)	(210,000)	23,000	(37,000)	10,000	(499,000)

Mineral Resource Reconciliation Base Metal (Inferred)	Tonnes	Au (oz)	Zn (t)	Cu (t)	Ag (oz)
F 2023 Mineral Resource	2,260,000	122,000	127,000	7,000	2,327,000
G 2024 Resources update	1,040,000	57,000	57,000	3,000	1,053,000
H (G-F) Gain/(Loss)	(1,220,000)	(66,000)	(70,000)	(4,000)	(1,274,000)

Mineral Resource Reconciliation Gold Zones (Inferred)	Tonnes	Au (oz)	Zn (t)	Cu (t)	Ag (oz)
I 2023 Mineral Resource	5,360,000	881,000	15,000	77,000	4,047,000
J 2024 Resources update	4,580,000	695,000	12,000	64,000	3,315,000
K (J-I) Gain/(Loss)	(780,000)	(186,000)	(3,000)	(13,000)	(732,000)

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

3. Mineral resources do not include factors for mining recovery or dilution.

4. Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator while gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5. Long-term metal prices of $1,700 per ounce gold, $1.25 per pound zinc, $4.00 per pound copper and $23.00 per ounce silver with an exchange rate of 1.33 C$/US$ were used to confirm the economic viability of the mineral reserve estimates.

6. Long-term metal prices of $1,900 per ounce gold, $1.25 per pound zinc, $4.00 per pound copper and $23.00 per ounce silver with an exchange rate of 1.33 C$/US$ were used to estimate mineral resources.

7. Lalor mineral reserves and resources are estimated using a NSR cut-off ranging from C$146 to C$173 per tonne assuming a long hole mining method and depending on mill destination.

8. Individual stope gold grades at Lalor were capped at 10 grams per tonne. This capping method resulted in an approximate 3% reduction in the overall gold reserve grade at Lalor.

9. 1901 mineral reserves and resources are estimated using a minimum NSR cut-off of C$166 per tonne

The mineral reserve and resource estimates presented in this AIF for WIM, 3 Zone, Pen II, Watts, New Britannia Mine and Talbot remain unchanged from the prior year and are effective January 1, 2024. As a result, a detailed reconciliation has been omitted.

Mining Operations: Mine Planning

Lalor mine is a multi-lens, flat lying orebody with ramp access from surface and shaft access to the 955 metre level. Internal ramps located in the footwall of the orebody provide access between mining levels, with the mine currently developed to the 1,260 meters level in the Copper Gold lens 27. Stopes are accessed by cross-cuts from the major mining levels.

Power is provided to the mine via power cables located in the production shaft. The Chisel North mine ventilation system in sequence with the Lalor mine Downcast Raise, the Access Ramp and the Lalor mine Production Shaft provide a total of 955,000 cfm for ventilation purposes. Mine ventilation air is heated by direct fired propane heaters located at each of the intakes. Lalor mine's fresh water source is Chisel Lake. Mine water reports to the water treatment plant at Chisel Lake where it is treated and released. All water within the mine is collected in intermediary collection sumps and proceeds to the main collection areas via drain lines, drain holes or drainage ditches.

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In 2023, Lalor achieved a total of 1.5 million tonnes of production while the mine continued ramp-up activities and Hudbay transitioned personnel and equipment from Flin Flon to Snow Lake following the closure of the 777 mine in June 2022.The life of mine plan continues to be based on steady state mine production of 5,300 tpd and gradually replacing 600tpd of trucking by hoisting 100% of the mine's production

Mining is done using mobile rubber tired diesel equipment. Load haul dump ("LHD") units vary from 8 to 10 cubic yards. Trucks are currently 42 to 65 tonne units that haul both ore and waste. Autonomous operation of a LHD loader underground is also completed from surface by tele-remote monitoring. Ore is directed to rock breakers located near the production shaft at the 910 metre level, where it is sized to 0.55 metre and conveyed to the shaft for hoisting to surface by two 16 tonne capacity bottom dump skips in balance.

Lateral advance is made in 4 m long segments (rounds), with typical dimensions of 6 metre wide by 5 metre high. Lateral drilling is completed with two boom electric hydraulic jumbo drills, each round requires approximately 80 holes. Following mucking, standard ground support is installed. Mine services, including compressed air, process water and discharge water pipes, paste backfill pipeline, power cables, leaky feeder communications antenna and ventilation duct are installed in main levels and stope entrances.

Two main mining methods are used at Lalor mine, cut and fill and longhole open stoping. Cut and fill methods include: mechanized cut and fill, post pillar cut and fill and drift and fill. Longhole open stoping methods include: transverse, longitudinal retreat and uppers retreat. Each mining area is evaluated to determine the most economic stoping method. In general where the dip exceeds 35° and the orebody is of sufficient thickness, longhole open stoping is used and lateral cut and fill mining methods are used in flatter areas. Approximately 80% of the mineral reserves are to be mined using the longhole open stoping methods, 15% through the cut and fill methods and 5% via development in ore. All stope mining is done using emulsion explosives.

The production is supported by a hoisting plant capable of 6,000 tonnes per day, transitioning to more bulk mining methods with additional mining fronts and implementing technology and automation processes to improve mining efficiencies, developing ore passes and transfer raises to reduce truck haulage cycle times from the upper portions of the mine. In addition, a paste backfill plant was commissioned in 2018.

Ore is received at the Stall concentrator, approximately 16 kilometres east of Lalor mine, and offloaded onto a dedicated stockpile at the mill depending on ore type. Ore is crushed in campaigns through a two-stage external crushing plan where the final product size is less than 19 millimeters. Ore crushed for processing through the Stall concentrator is directly conveyed to the fine ore bins or stockpiled. Ore crushed for processing through New Britannia is stockpiled ahead of haulage to the New Britannia concentrator.

Crushed ore is conveyed to Stall's two sequential rod and ball mill combinations operating parallel with each other. The mills feed a sequential flotation process where a bulk rougher copper concentrate is floated first. The copper rougher concentrate is reground, followed by three stages of cleaning producing a concentrate grading approximately 21% copper. The copper concentrate is either thickened and filtered to remove water, and is conveyed to concentrate storage onsite, or is pumped to the New Britannia filtration circuit. The stored copper concentrate is then loaded on to semi-tractor trailer trucks for transport to Flin Flon for transport by rail to third party smelters.

The tails from the copper circuit feed the zinc flotation circuit which produces a zinc rougher concentrate. This is followed by three stages of zinc cleaning which produces a concentrate grading approximately 51% zinc. Zinc concentrate is thickened and filtered and is conveyed to concentrate storage.  After the Flin Flon zinc plant closure in mid-2022, Hudbay commenced selling the zinc concentrates produced from the Stall mill to market. Like the copper concentrate, the zinc concentrate is loaded on to semi-tractor trailer trucks for transport to Flin Flon for transport by rail to customers. Final tails from the Stall concentrator are currently pumped to the Anderson Tailings Impoundment Area ("TIA") for permanent disposal.

Crushed ore that is hauled to the New Britannia concentrator is side dumped into a loading pocket and conveyed to the fine ore bin. No stockpiling capacity is present at the New Britannia site. The crushed ore is conveyed to the single rod and ball mill line. The mill feeds a single flotation circuit where a copper concentrate is produced. The copper concentrate is thickened and filtered to remove water and is dropped into the concentrate storage on site. The tails from the flotation circuit feeds the tails leach circuit which produces a gold silver doré. The tails leach circuit utilizes a carbon-in-pulp flowsheet from which the tailings are treated to remove residual cyanide before pumping to the Anderson Tailings Impoundment Area ("TIA") for permanent disposal.

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The paste plant is located northeast of the existing headframe complex at the Lalor mine and delivery capacity of the paste can achieve 165 tonnes per hour solids (tails) or 93 cubic metres per hour paste. The paste plant is designed to fill voids left by mining of approximately 4,500 tonnes per day. Taking into account waste generated from development in the LOM and the plan not to hoist waste from underground the combined paste/waste backfilling capacity is approximately 6,000 tonnes per day. The paste plant is capable of varying the binder content in the paste to provide flexibility in the strength gain of the paste where higher and early strength may be required depending on mining method.

Tails required for paste are diverted to the Anderson booster pump station. Capacity of the pumping station range from 110 to 130 tonnes per hour to allow for some variation in the output of tailings from the concentrator. The tailings are directed into the Anderson TIA when not required for the paste plant.

Two pipelines are installed between the Anderson booster pump station and the paste plant located at Lalor mine site, approximately a 13 kilometre distance. Paste is delivered underground via one of two - nominal 8 inch diameter, cased boreholes from surface to the 780 metre level the mine. Only one borehole is required during normal operation, with the second borehole available as a spare in the event of a plug or excessive wear on the primary hole.

A network of underground lateral piping and level to level boreholes transfer the paste from the base of the discharge hopper to the required underground locations.

Permitting and Environmental

The permits required for the current Lalor operation, including the Lalor mine, Stall concentrator, New Britannia concentrator and Anderson tailings facility have all been issued and remain valid.

At this time, there are no known environmental concerns which could adversely affect Hudbay's ability to operate the Lalor mine. Since the mine site is nearby existing facilities in the Snow Lake area, the Lalor mine was able to utilize infrastructure, services, and previously disturbed land associated with permitted, pre-existing and current mining operations in the Snow Lake area. The Lalor mine and associated projects are designed to minimize the potential impact on the surrounding environment by keeping the footprint of the operations as small as possible and by using existing licensed facilities for the withdrawal of water and disposal of wastes.

Initial proposals for baseline work at WIM have been prepared by AECOM. Once complete these environmental studies will form the basis of the required approvals needed to advance this project should it be deemed viable.

3 Zone is part of the New Britannia site. Significant environmental studies of the area are available, and additional environmental assessments would be utilized to augment our understanding of the property and any potential offsite impacts. Approvals to advance this project would be through Provincial regulators as part of an alteration of the existing Environment Act Licence for the property.

The 1901 deposit would leverage all existing surface and underground development near Lalor operations. Significant environmental baseline work has recently been conducted by AECOM and in conjunction with the significant amount past studies will be used to gain approvals for this development should it prove viable.

Based on Hudbay's long-term (more than 50 years) mining experience in the Snow Lake region, and baseline studies to date, there is no known First Nation or Aboriginal hunting, fishing, trapping or other traditional use of the land in the zone of potential influence for the Lalor mine and associated facilities. Post closure, all water quality and earthen structures will be monitored and inspected in order to ensure the sites' conditions meet the applicable regulatory requirements.

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Capital and Operating Costs

The capital expenditures required to execute the LOM plan at Lalor and 1901 includes pre-production mine development for 1901, and the sustaining capital required to continue capitalized mine development activity and to replace/acquire mining equipment. The 1901 mine development plan is scheduled to start in 2024, followed by ramp-up to the maximum production rate in 2026. It is also envisaged that additional synergies with Lalor will exist and so reductions in mine equipment costs and personnel requirements are factored into the cost profile.

Other remaining capitalized expenditures included in the LOM plan relate to milling and environmental activities and growth projects such as the Stall mill recovery improvement program (discussed under "Mineral Processing and Metallurgy" above).

The forecasted life of mine capital and operating costs are set out in the Snow Lake Technical Report. Cost inflation, changes to the mine plan and other factors may cause these costs to fluctuate over the life of mine and, as such, Hudbay provides an annual guidance range each year based on current assumptions. The 2024 cost guidance is set out in Hudbay's news release dated February 23, 2024.

The information presented in this section is forward looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

Exploration, Development and Production

Since 2014, one exploration drift and one exploration ramp were developed at Lalor for a total of 1,891 metres. The development was undertaken to establish underground platforms to conduct exploration drilling on targets that could not be drilled from existing mine infrastructure.

Since 2017, exploration drilling at Lalor has both focused on adding and converting inferred mineral resource estimates with a strong emphasis on confirming the continuity of the gold mineralization.

Hudbay commenced a winter drill program in January 2024 with six drill rigs testing the down-dip gold and copper extensions of the Lalor deposit and one additional drill rig is following up on a mineralized intercept from the 2022 exploration drill program located within 400 metres of existing Lalor underground infrastructure.

With the inclusion of the New Britannia mill, net revenue at Lalor will shift from primarily zinc to primarily gold, positioning Lalor as a primary gold mine with significant zinc, copper and silver by-products. Revenue from precious metals through the remaining life-of-mine is expected to be approximately 65% of total revenue. Significant zinc and copper revenue provides diversified commodity exposure.

WIM and 3 Zone mine operations are scheduled for 24 hours per day, 365 days per year, with initial production from WIM scheduled to commence in 2030. A combined mining rate between 1,200 and 1,500 tonnes per day will match the New Britannia mill capacity and will provide an additional 8 years of operating life after the Lalor mine ceases operation. From 2030 to 2038, New Britannia is expected to operate at average feed grades of 2.2 grams per tonne gold and 1.3% copper, as the Lalor feed is replaced by WIM and 3 Zone.

WIM and 3 Zone Capital and Operating Cost Profiles

The WIM mine development plan contemplates construction activities occurring in 2029, followed by commissioning in 2030 and ramp-up to the maximum production rate by end of 2031. The capital expenditures required for refurbishing the existing mining infrastructures at 3 Zone have been grouped with the WIM sustaining capital expenditure and are estimated to be C$164 million, in aggregate from 2029 to 2037.

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WIM and 3 Zone will be traditional long hole underground mining operation with waste backfill and ramp access. Ore from both deposits will be trucked using the same haul road to the New Britannia mill which is located 15 kilometres from WIM and 3 kilometres from 3 Zone. It is envisaged to use some of the spare equipment from Lalor as well as an already existing workforce. Given the short distance to the town of Snow Lake, there will be no need for an additional camp.

The information presented in this section is forward looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

COPPER MOUNTAIN & NEW INGERBELLE MINE

Project Description, Location and Access

After 15 years of care and maintenance, the Copper Mountain Mine (CMM) restarted operations at the CMM in mid-2011. Operations have continued since 2011 without major interruptions.

Hudbay's operations at the CMM include a series of open pits, an ore processing plant, waste rock facilities (WRF), a tailings management facility (TMF), and other ancillary facilities that support the operations.

The CMM is located 21 km from the town of Princeton and 180 km east of Vancouver, British Columbia (B.C.). The CMM property consists of 135 Crown-granted mineral claims, 145 located mineral claims, 14 mining leases, 12 fee simple properties, and 7 cell claims, which together cover 6,354 ha (63.5 km2). All claims are controlled by Copper Mountain Mine (BC) Ltd. (CMBC), a joint venture owned 75% by Hudbay and 25% by Mitsubishi Materials Corp. (MMC). The claims straddle the Similkameen River, with New Ingerbelle on the river's west side and the Copper Mountain Main (CM Main) and Copper Mountain North (CM North) Pits on the east. The Hope-Princeton Highway (Highway 3) passes immediately west of the property.

The CMM is within the Traditional Territory of the Smilq'mixw People as represented by the Upper Similkameen Indian Band (USIB), in Hedley, and the Lower Similkameen Indian Band (LSIB). Hudbay respects USIB and LSIB's commitment to the principles of economic sustainability, environmental stewardship, and self-determination regarding Smilq'mixw Territory. Hudbay maintains a cooperative and respectful relationship with USIB and LSIB that is in keeping with these principles. To do so, Hudbay, USIB, and LSIB work together within the framework of a Participation Agreement (PA) signed with each Band. In October 2022, USIB and LSIB requested an amendment to the existing PA, which Hudbay is actively pursuing.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Almost all the CMM property area is accessible by highway, with the site served by a paved access road, local gravel roads, and those used for current mining. Electrical power from the provincial grid is connected to the property. Supplemental water for operations, in addition to water recycled from the TMF, is pumped from the Similkameen River. Property elevations range from approximately 770 m above sea level (masl) to 1,300 masl. The CMM area has a relatively dry climate, typical of B.C.'s southern interior. Summers are warm and dry, and winters are cool, with minor precipitation.

The Town of Princeton connects to the mine by way of an 18.4 km-long paved road, and a gravel road approximately 2.6 km long. The town has a population of approximately 3,000 and a diversified economy driven by mining, ranching, forestry, and tourism. The CMM operation is the predominant employer in the area. Princeton has services typical of its size; however, the mine's proximity to Vancouver, Kamloops, and other larger centres ensures that almost all the services required by mine operations are easily obtainable.

History

Initial exploration in the Copper Mountain area dates to around 1884. Underground mining began in 1923, when Granby Consolidated Mining, Smelting and Power Company (Granby) acquired the property and built a milling facility in Allenby (adjacent to Princeton). Between 1927 and 1957, Granby extracted around 31.5 Mt of economic mineralization with an estimated head grade of 1.08% Cu, as well as significant amounts of gold and silver, mostly from its underground operations. In 1972, Newmont began open pit mining operations at the Ingerbelle Pit. In 1988, Newmont sold the entire property to Cassiar Mining Corporation, which later became Princeton Mining Corporation. Mining operations ceased in 1996.

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In 2006 Copper Mountain Mining Corp. (CMMC) acquired an option on the CMM property from Compliance Energy. Following large exploration and drilling programs in 2007 (138 diamond drill holes) and 2008 (275 diamond drill holes), CMMC exercised the option, and decided to work towards putting the property back into production.

In 2009, MMC and CMMC entered into a joint venture agreement in respect of CMM, pursuant to which MMC acquired a 25% interest in CMBC and the Copper Mountain Mine. In connection therewith, CMBC entered into an offtake agreement with MMC, pursuant to which CMBC agreed to sell 100% of the concentrate production from CMM to MMC.

Following extensive exploration and engineering studies, construction was initiated in early 2010, and the current phase of open pit mining began in 2011.

In June 2023, Hudbay acquired CMMC and became the 75% owner of CMBC and the Copper Mountain Mine.

Geological Setting, Mineralization, and Deposit Types

The CMM porphyry copper deposit lies near the southern end of the Quesnel Terrane, consisting of volcanic, sedimentary, and plutonic rocks. At CMM, the Nicola Group is cut by a suite of intrusive rocks including the composite Copper Mountain Stock (CMS), the Voigt Stock, and the slightly younger, polyphase, Lost Horse Intrusive Complex (LHIC).

The bulk of the known copper-gold mineralization at CMM occurs in a northwesterly trending belt of approximately 5 km long and 2 km wide. Copper-gold mineralization postdates the CMS and is temporally and spatially associated with the LHIC. Host rocks and mineralization in the mine area are cut by numerous late, north-south-trending felsite dykes. Sedimentary and volcanic rocks of the Eocene Princeton Group have been unconformably deposited on Nicola Group rocks and LHIC along the northern margin of the CMM and dip at about 30° to the north.

Alteration types in the CMM deposit are typical of porphyry copper deposits: potassic, sodic, and propylitic. Mineralization had been subdivided into four types, as follows:

  Disseminated and stockwork chalcopyrite, bornite, chalcocite, and pyrite in altered Nicola Group volcanic rocks and LHIC rocks
  Bornite-chalcopyrite associated with pegmatite-like veins (coarse masses of orthoclase, calcite, and biotite)
  Magnetite-(±hematite)-chalcopyrite replacements and/or veins
  Chalcopyrite-bearing magnetite breccias.

Due to Pleistocene glacial erosion most of the CMM deposits are characterized by a relatively fresh erosion surface, with limited surficial oxidation and no significant secondary enrichment of copper.

Copper Mountain is an alkalic porphyry copper-gold deposit, spatially and genetically associated with multiple pulses of volumetrically restricted, and compositionally varied, alkaline porphyry intrusions. Well known examples of alkalic porphyry deposits in B.C. include Copper Mountain, Afton/Ajax, Mt. Milligan, Mount Polley, Lorraine, Red Chris, and Galore Creek.

Exploration

The CMM has a long history of exploration and mining. Historical soil sampling and rock chip sampling were carried out, but there is limited information available on these historical geochemical surveys, and the surficial data are not relevant to the current Mineral Resource estimate.

Airborne geophysical surveys were flown within the CMM area in 1993 and 2014 while ground geophysical surveys were carried out 2007 and 2017. Data from these geophysical surveys have been used to support geological mapping, exploration, and interpretation of the CMM deposits.

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The CMM deposits remain open at depth with also a number of undrilled exploration targets generated using a combination of geophysical, geochemical, and structural geology data.

Drilling

The majority of the Copper Mountain area historical drilling (1912-2007) was diamond drilling, with some percussion holes drilled in the 1950s and reverse-circulation (RC) holes drilled in 1994. Since 2007, the majority of the drilling has been diamond drilling, with some RC drilling carried out in 2021-2022. Drilling on the CMM completed to September 1, 2023, includes 6,041 core and percussion drill holes (647,642 m) and 281 RC drill holes (45,744 m), for a total of 6,322 drill holes (693,386 m).

A number of different drill-core diameters have been employed over the history of the CMM, including BX (36.6 mm core diameter for historical underground), NQ (47.6 mm core diameter), and HQ (63.5 mm core diameter). From 2007 onwards, the standard method of drilling was to start all holes with HQ core, then reduce to NQ core at depth. Core recoveries are typically between 90% and 100%, with local zones of lower recovery associated with fault zones.

Historical collar surveys used industry-standard theodolite instrumentation to establish local grid control. From 2007, drill-hole collars were surveyed using either a total station instrument or differential Global Positioning System.

Downhole survey data were absent in pre-1960 drill holes. Downhole dip data, presumably by acid tests, were included in drill data from 1960 to 1987. From 1988 to 1998, downhole surveys were obtained using a Pajari instrument, which provided both azimuth and dip data. From 2007, downhole surveys were obtained using digital REFLEX instruments (or similar systems) which were compass based.

Sample Preparation, Analyses, and Security

Hudbay has no information on quality assurance and quality control (QA/QC) procedures for historical (pre-2007) drill-hole data. However, since 2007 large drilling programs that included QA/QC measures have globally validated the historical data. Historical drill-hole data are also supported by more than 12 years of reconciled copper production and operational data.

From 2012 to 2022, sample preparation and primary analysis for copper and silver was carried out at the CMM laboratory. During this time, pulps from samples that returned >0.1% Cu in the CMM laboratory were routinely sent to a number of different independent laboratories for gold analysis, and on average 10% of these sample pulps were also analyzed for copper and silver. These check-assay results indicate that analytical data from the CCM laboratory are acceptable.

In all, 1,673 specific gravity measurements have been made on drill core samples, representing a range of lithology, alteration, and mineralization types, using the weigh-in-air/weigh-in-water technique. These measurements have confirmed the validity of the historical tonnage conversion factor used at the CMM operations of 2.78 t/m3 for all rock types, which has also resulted in reasonable reconciliation with historical mine production.

Hudbay has no information on sample security measures prior to 2007. From 2007, samples have been stored in secure areas at the mine site. No significant security issues have been identified. CMM exploration staff continually verified data starting with the drilling programs in 2007-2008, which supported the mine restart in 2011, and continuing through the most recent 2022 drill program. Drill-hole data are also supported by more than 12 years of reconciled copper production and operational data.

Data Validation

There is no direct method for verifying historical (pre-2007) drill data. Although some drill cores remain on site, their condition does not allow for any systematic resampling or reanalysis. However, these historical data were obtained and compiled by major producing mining companies for mine design and production, and it is assumed that the data were acquired in the industry standard manner for their time. Despite this, Hudbay conducted global comparisons of assay results obtained from RC drilling and closely located diamond drilling in order to confirm the absence of sampling biases between the two drilling techniques.

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In 2023, a major database migration to move all exploration project data into a cloud-based Seequent MX Deposit Database Management System has been completed. The 2023 project database has been extensively independently validated by Hudbay staff; the process included manual checks for transcription errors, data gaps, hole collar and assay interval locations, and downhole survey measurements.

From 2007 to 2022, QA/QC data were collected and regularly monitored, and do not indicate any problems with the analytical programs. However, QA/QC submission rates varied throughout this time, and from 2021 to early 2022 QA/QC insertion rates dropped below industry-accepted standards. To address this shortcoming, a half-core re-assay program was carried out by CMMC, representing a 5% check of primary analyses of >0.1% Cu from the 2021-2022 drilling program; the results of this re-assay program showed that the original assay results are acceptable. From March 2022, QA/QC insertion rates have met industry-accepted standards.

Hudbay personnel working under the supervision of the Qualified Person have visited the CMM area to conduct site inspections to become familiar with conditions on the property, observe the geology and mineralization, perform core review, and verify the work completed on the property as part of the Mineral Resource estimation and technical report process.

Mineral Processing and Metallurgical Testing

The metallurgical characteristics of the CMM deposits have been developed through extensive mill experience and ongoing on-site and off-site-based testing over the past decade which include comminution, flotation and concentrate characterization.

Feed sourced is competent and hard. To predict processing throughput, a conservative set of hardness values has been used based on recent plant performance from these active mining areas.

The copper-cleaner recovery has been consistent since the beginning of operations (2012) and is expected to remain within the 96% to 98% operating range, for a total copper recovery of 79% to 83%. Gold and silver are recovered as by-products by means of flotation. Historical production data from production records indicates that both gold and silver are correlated with overall copper recovery. There are currently no penalties associated with concentrates produced by the CMM concentrator. Moreover, there is no indication of any potential future concerns.

Mineral Resource and Mineral Reserve Estimates

A total of 693,386 m representing 6,322 holes has been used to construct the resource model for the CMM deposits. When gold and silver grade were not measured, they were calculated from the copper grade using robust regression formulae, by geological domain. Density was assigned a fixed value of 2.78 g/cm3.

The CMM geological model was developed from an initial interpretation of six lithological domains. This geological framework was then used to model six continuous estimation-domains hosting the mineralization grading above 0.1% Cu. Post-mineralization barren dykes cross-cutting the mineralization were assigned a grade of zero, as they host minimal metal. In addition, former underground stopes filled with caved mineralization mixed with barren rocks were assigned a density of 2.0 g/cm3 and an average grade of 0.12% Cu, and the gold and silver grade were estimated through regression formula from the copper grade. Areas that have been backfilled were assigned an average density of 1.9 g/cm3 and a zero grade for all metals.

For each mineralized envelope, resource classification is based on the kriging slope of regression, which is a function of drill spacing, mineralization continuity, and mining block geometry. Distance to closest samples was also considered, as well as the search criteria during interpolation. Some local adjustments were made to produce resource category domains that are smoother and more continuous, while also considering the number and distance of the samples used for interpolation.

The mineral resource and mineral reserve estimates for Copper Mountain are effective January 1, 2024. Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

The Proven and Probable Mineral Reserve estimates at the CMM total 367 Mt at a copper grade of 0.25% that supports a 21-year mine life. The mine plan is based on the capacity of the process plant, which in turn relies on the grinding circuit throughput. The plant is permitted to process 50 kt/d.

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Reconciliation of Reserves and Resources

On December 5, 2023, Hudbay released its first NI 43-101 technical report in respect of the Copper Mountain mine. Hudbay did not endorse previously published mineral resource and mineral reserve estimates for Copper Mountain and as a result no year-on-year changes are provided for this asset.

Mining Operations

CMM employs conventional open pit mining methods composed of blasthole drilling, blasting, shovel loading, and rigid-frame rear-dump-truck haulage.

Production schedules are based on achieving a tonnage of mill feed, which is constrained by the specified mining fleet, mineralization and waste-haul profiles, and calculated productivities.

The mine uses an NSR cut-off value of $5.67/t with an additional constraint of 0.10% Cu. Material above the NSR cut-off can be sent directly to the crusher, to a temporary high-grade stockpile, or alternatively to a low-grade stockpile when the copper grade is between 0.10% and 0.13% Cu, depending upon production rates of the various materials over a given time.

The projected mining fleet owned by Hudbay will move an average of 94 Mt/a from 2024 though 2026. In addition to the CMM fleet, it is projected that a contract miner will move an additional 40 Mt of material from mid-2024 to mid-2026 to maximize high-grade ore exposure. Following 2026, the material movement rate will decrease over time as waste stripping demands decrease. The estimated fleet will sustain the projected mill ramp-up production to 50 kt/d by 2027.

Processing and Recovery Operations

The processing plant consists of a standard crush-grind-flotation circuit that operates two shifts 12 h/d, 365 d/a, with targeted plant availability of 92%. The process plant has an installed capacity of 45 kt/d process via a comminution circuit consisting of a primary and secondary crushing circuit.

The comminution circuit is followed by a sulphide flotation circuit that produces a copper-silver-gold concentrate. The flotation tailings are transported to the TMF unthickened via a gravity pipeline, with the sands and slime separation occurring on the TMF's dam walls via mobile cyclone units. The concentrate is dewatered via two pressure filters and stored on site before transport via truck to the Port of Vancouver for shipment to the final customers.

The process plant throughput is planned to be stabilized at 45 kt/d throughout 2024-2025, followed by an expansion to 50 kt/d by 2027 via minor capital upgrades targeted at removing process bottlenecks in the primary and secondary crushing circuits, enabling a finer product to be fed to the grinding circuit.

Permitting and Environmental

The current B.C. Mines Act M-29 permit, issued and enforced by the B.C. Ministry of Energy, Mines, and Low Carbon Innovation (EMLI) authorizes the mine and reclamation plans, tailings, and WRFs, site roads, and water management. It also contains requirements for reclamation liabilities, closure-cost estimates, and associated reclamation bonding.

The Mines Act M-29 permit (and effluent and air emissions permits) will require amendments based on the CMM LOM plan and Hudbay's plans to develop New Ingerbelle, but no federal authorizations are required. The permit application is advancing through a joint coordination authorization process through EMLI's Major Mines Office permit amendment process and will require consultation with potentially affected First Nations (including the USIB and LSIB).

Capital and Operating Costs

Growth capital expenditures include several projects at the mine and process plant while sustaining capital expenditures include capital required for major mining equipment acquisition, rebuilds, and major repair. The cost also includes site infrastructure expansion (Tailings Management Facility, Waste Rock Facility, etc.) and process plant infrastructure.

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The forecasted life of mine capital and operating costs are set out in the Copper Mountain Technical Report. Cost inflation, changes to the mine plan and other factors may cause these costs to fluctuate over the life of mine and, as such, Hudbay provides three-year production guidance each year based on current assumptions. A guidance range for capital and operating costs is provided on an annual basis and the 2024 cost guidance was set out in Hudbay's news release dated February 23, 2024.

The information presented in this section is forward-looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

Exploration, Development and Production

Since completing the acquisition of Copper Mountain in June 2023, Hudbay has been focused on advancing its plans to stabilize the Copper Mountain mine over the next few years to improve reliability and drive sustainable long-term value. This includes increasing mining activities by remobilizing the idle mining fleet from 14 trucks to 28 trucks in operation at the end of 2023, accelerating stripping to access higher grades, and improving mill throughput and recoveries with a more consistent ore feed grade and several planned mill enhancement projects.

The proposed New Ingerbelle development plan involves renewing mining activities in the historical Ingerbelle open pit on the west side of the Similkameen River. The reserves from New Ingerbelle will be processed in the existing milling facility at Copper Mountain and the tailings generated from processing will also be stored at the existing TMF on the Copper Mountain side of the Similkameen River.

COPPER WORLD

Project Description, Location and Access

The Project is located within the historical Helvetia-Rosemont Mining District that dates to the 1800's. The deposits lie on the northern end and western foothills of the Santa Rita Mountain range approximately 28 miles (45 km) southeast of Tucson, in Pima County, Arizona, USA. The land is located within Townships 17, 18 and 19 South, Ranges 15 and 16 East, Gila & Salt River Meridian, Pima County, Arizona. The Project geographical coordinates are approximately 31º 86'N and 110º 77'W. Access to the Project is from Santa Rita and Helvetia Roads from the west and Highway 83, over and across Forest Service roads from the east.

The core of the Project Mineral resource is contained within the 132 patented mining claims and mill sites that in total encompass an area of 2,004 acres (811 hectares) (the "Patented Claims"). Surrounding the Patented Claims is a contiguous package of 1,866 unpatented mining claims and mill sites with an aggregate area of more than 22,416 acres (9,072 hectares) (the "Unpatented Claims"). Associated with the Patented Claims and Unpatented Claims are 81 parcels of fee (private) land consisting of approximately 3,461 acres (1,401 hectares) (the "Associated Fee Lands"). The area covered by the Patented Claims, Unpatented Claims and Associated Fee Lands totals approximately 27,721 acres (11,218 hectares).

The patented mining claims are considered to be private lands that provide the owner with both surface and mineral rights. The patented mining claim block, including the core of the mineral resource, is monumented in the field by surveyed brass caps on short pipes cemented into the ground. The fee lands are located by legal description recorded at the Pima County Recorder's Office.

Mineral Rights on US Forest Service and Bureau of Land Management ("BLM") lands have been reserved to Copper World, Inc., via the unpatented claims that surround the patented claims. Wooden posts and stone cairns mark the unpatented claim corners, end lines and discovery monuments, all of which have been surveyed. The unpatented claims are maintained through the payment of annual maintenance fees of $155.00 per claim, for a total of approximately $308,000 per year, payable to the BLM.

There is a 3% NSR royalty on all 132 patented claims, 603 of the unpatented claims, and one parcel of the Associated Fee Lands with an area of approximately 180 acres.

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As discussed in the body of this AIF, the Copper World Project consists of the seven recently discovered Copper World deposits, along with the East deposit, and Hudbay's ownership in the Project is subject to a precious metals stream agreement with Wheaton Precious Metals.

History

The first recorded mining activity in the Helvetia-Rosemont mining district occurred in 1875. The Helvetia-Rosemont mining district was officially established in 1878. Production from mines on both sides of the Santa Rita ridgeline supported the construction and operation of the Columbia Smelter in Helvetia and the Rosemont Smelter in Old Rosemont. Copper production from the district ceased in 1961 after production of about 438,000 tons of ore containing 36,766,000 pounds of copper, 1,130,000 pounds of zinc and 361,600 ounces of silver.

By the late 1950s, the Banner Mining Company (Banner) had acquired most of the claims in the area and had drilled the discovery hole into the East deposit. In 1963, the Anaconda Mining Co. acquired options to lease the Banner holdings. Their exploration program demonstrated that a large-scale porphyry/skarn existed at the East deposit. Regional exploration also identifies targets at the Broadtop Butte and Peach-Elgin prospects.

In 1973, Anaconda Mining Co. and Amax Inc. formed a 50/50 partnership to form the Anamax Mining Co. In 1977, following years of drilling and evaluation, the Anamax joint venture generated a resource estimate of about 445 million tons of sulfide mineralization averaged 0.54% copper using a cut-off grade of 0.20% copper. In addition to the sulfide material, 69 million tons of oxide mineralization averaging 0.45% copper was estimated.

In 1979, Anamax carried out a resource estimate for the Broadtop Butte deposit located about a mile north of the East deposit. Their mineral estimate identified 9 million tons averaging 0.77% copper and 0.037% molybdenum. In 1985, Anamax ceased operations and liquidated their assets.

Asarco purchased the patented and unpatented mining claims in the Helvetia-Rosemont mining district from real estate interests in August 1988 and renewed exploration of the Peach-Elgin and initiated engineering studies on the East deposit. In 1999, Grupo Mexico acquired the Helvetia-Rosemont property through a merger with Asarco. 2004, Grupo Mexico sold the property to a Tucson developer.

In April 2005, Augusta purchased the property from Triangle Ventures LLC. Over the next several years, Augusta continued to evaluate the mineral potential and refine the economics of developing this resource.

Following the acquisition of the Project, Hudbay conducted infill drilling campaign between September 2014 and November 2015 in further efforts to gain a better understanding of the geological setting and mineralization of the East deposit and to collect additional metallurgical and geotechnical information. Drilling conducted by Hudbay was used in combination with previous drilling campaigns to build resource models that supported a Feasibility Study completed and documented in the 2017 Technical Report. The 2017 Technical Report included an estimate of the mineral reserves and mineral resources at the East deposit that is now considered to be a historical estimate.

After significant exploration success on its patented mining claims in 2020 and ongoing litigation uncertainty regarding the project design set forth in the 2017 Feasibility Study, Hudbay began to evaluate alternative design options to unlock value within this prospective district. This included remodeling the 2017 mineral resources, incorporating the new mineral resources from successful exploration results and completing new metallurgical testing work, which led to a comprehensive review of the mine plan, process plant design, tailings deposition strategies and permitting requirements for the new project.

In September 2023, Hudbay released a pre-feasibility study for Phase I of the Copper World project (the "Copper World PFS"). Phase I is a standalone operation requiring state and local permits only. Phase I has a mine life of 20 years, which is four years longer than the Phase I mine life that was presented in the previously published Copper World 2022 PEA, largely due to an increase in the capacity for tailings and waste deposition as a result of optimizing the site layout. A second phase, described in the 2022 PEA is expected to involve an expansion onto federal lands with an extended mine life and enhanced project economics. Phase II would be subject to the federal permitting process and was not included in the PFS results. See "Material Mineral Projects - Copper World" for further information regarding the PFS findings. The Copper World PFS also included an update of the mineral resource estimates exclusive of the mineral reserve estimates.

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Geological Setting, Mineralization, and Deposit Types

The deposits are located in the Laramide belt, a major porphyry province that includes a number of other world class deposits. The deposits are located in the northern block of the Santa Rita Mountains dominated by Precambrian granite with slices of Paleozoic and Mesozoic sediments and small stocks and dikes of quartz monzonite or quartz latite porphyry that are related to porphyry copper and skarn mineralization. Tertiary faulting has significantly segmented the original stratigraphy juxtaposing mineralized and unmineralized rocks. Mineralization occurs as both copper oxides and sulfides in skarns and in the intrusive porphyry.

Genetically, skarns form part of the suite of deposit styles associated with porphyry copper centers. The skarns were formed as the result of thermal and metasomatic alteration of Paleozoic carbonate and to a lesser extent Mesozoic clastic rocks. Near surface weathering has resulted in the oxidation of the sulfides in the overlying Mesozoic units at the East deposit and near surface Paleozoic units at Copper World.

Mineralization is mostly in the form of primary (hypogene) copper, molybdenum and silver bearing sulfides, found in stockwork veinlets, and disseminated in the altered host rock at depth. Near surface, along structural zones, and in quartzite units oxidized copper mineralization is present. The oxidized mineralization occurs as mixed copper oxide and copper carbonate minerals. Locally, enrichment of supergene chalcocite and associated secondary mineralization are found in and beneath the oxidized mineralization.

Exploration

In October 2020, Hudbay resumed exploration drilling on targets at its Copper World private land claims located north and west of the East deposit. The drill program included drilling of targets proximal to the historic mines in the Broadtop Butte and Peach areas as well as greenfield drilling over the Elgin, Copper World (now referred to as the "West" deposit) and Bolsa areas.

In 2021, Hudbay expanded its exploration drilling efforts on its private land claims located northwest of the East deposit, now defined as the Copper World areas where small scale copper mining had been conducted between the late 19th century until the 1960's. Drilling confirmed the occurrence of both oxide and sulfide copper mineralization over 7 deposits including: Bolsa, Broad Top Butte, Copper World, Peach South Limb, North Limb, and Elgin deposits. The copper mineralization starts in most cases near surface and contains higher grades at shallower depth than at the East deposit. Hudbay continued to drill in 2022 with a focus on infill drilling to support the future conversion of mineral resource to mineral reserve estimates.

Drilling

Extensive drilling has been conducted at the Copper World deposits by several successive property owners. The most recent drilling was by Hudbay, with prior drilling campaigns completed by Banner Mining Company, Anaconda Mining Co., Anamax, ASARCO and Augusta. In total, 244,260 metres of drilling have been completed on the property. These drill holes were drilled using a combination of churn, percussion, reverse circulation and diamond drilling (coring) methods.

In all of the Hudbay's drilling campaigns, efforts were consistently made to obtain representative samples by drilling either H-size (2.5 inch or 63.5 mm diameter) or N-size (1.9 inch or 47.6 mm diameter) core. Reverse circulation drilling performed under Hudbay's ownership were excluded from mineral resource estimates in skarn mineralization due to a sampling representativity issue. Some limited reverse circulation drilling conducted in the porphyry mineralization was retained as valid and used for resource modeling purposes..

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Sampling, Analysis, and Data Verification

The Sampling, Analysis and Data Verification results has been discussed in length in the last technical report published on SEDAR in 2023, therefore, only a high-level description will be presented here.

Sample preparation, security, and analytical procedures used by Augusta and Hudbay since 2005 meet current industry accepted standards. QA/QC procedures including the use of certified reference material, blanks and interlaboratory checks on pulp duplicates have resulted in acceptable precision, accuracy, and contamination level. Statistical comparisons and database entry checks of older historical drilling data did not identify any significant biases or database quality issues. Specific gravity was measured in laboratories using water displacement on core and validated with box weight measurements to derive in-situ density estimates for each mineralization domain.

Mineral Processing and Metallurgical Testing

Numerous metallurgical tests were performed, notably confirmation: testing of the tests conducted by Augusta, comminution, JK drop-weight, SAG Power Index and Bond ball mill work index tests to assess the hardness of the material, mineralogical and metallurgical testing of the oxide material on the Peach, Elgin and Broadtop Butte deposits and also on the East deposit transitional zone mineralization where copper occurs as secondary copper sulfides and copper oxides.

The test work demonstrated that copper-molybdenum separation was achievable but due to the limited amount of test work done to date, Molybdenum recovery estimates are based on industry benchmarking and assume 50% recovery to a 50% molybdenum concentrate.

Through the course of all the mineral processing and metallurgical testing, no deleterious elements were found to have a negative impact on plant performance or on the marketable value of the copper and molybdenum concentrates to be produced at the Project.

On the basis of the body of testwork that exists, including both the historical testwork, and the testing programs completed by Hudbay since the acquisition of the property, forecasts of recovery, concentrate grade and quality, as well as characteristics of the resultant tailing product have been developed. Metal recovery regressions were established for each deposit as a function of the ratio between copper in oxides and total copper.

Mineral Resources Estimate

Hudbay used three-dimensional models of lithological units and mineralization envelopes constructed in Leapfrog Geo™ software using an 'implicit modeling' approach. A wireframe model of the 0.10% Cu grade shell was also constructed in Leapfrog Geo™. The selection of this copper grade thresholds for modelling was based on visual inspection of the spatial and statistical grade distribution. The grade shell includes mineralization grading less than 0.10% Cu where it was deemed necessary in order to maintain a smooth and continuous three-dimensional envelope. The different lithological units were grouped into four structural domains which were further divided into mineralized envelopes based on the dominance of oxide or sulfide copper mineralization within the 0.10% Cu grade shell.

Drill core assay intervals for copper (Cu), soluble copper (CuSS), molybdenum (Mo), and silver (Ag) were composited down hole into a fixed length of 25ft. The composite intervals were back-tagged with a copper grade-shell code based on the wireframe models to be used during grade estimation. Visual checks were conducted to ensure back-tagging worked as expected.

The block model consists of non-rotated regular blocks of 50ftx50ftx50ft as a reasonable proxy for the anticipated Selective Mining Unit (SMU) during open pit mining. All the individual blocks in the model were assigned a mineralized envelope code using the wireframes prepared in Leapfrog™. Within each mineralized envelope, blocks were assigned a dry bulk density based on the mean value of in-situ density measured from core box weights and validated with laboratory measurements.

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The Cu, CuSS, Mo and Ag block grade values were interpolated using an Ordinary Kriging (OK) estimator with a three-pass estimation approach with each successive pass having greater search distances and less restrictive sample selection requirements. A firm boundary approach within each mineralized envelope was employed for all metals.

The block model grade estimates were validated by Hudbay through visual inspection comparing composite grades to block grades, statistical checks, and selectivity checks. During its review, Hudbay identified an opportunity to reduce the inherent smoothing of the kriged model. This correction was implemented separately by mineralized envelope based on grade distribution and also by areas with consistent drilling density.

A Lerchs Grossman analysis was performed using the block models constructed by Hudbay. Several economic analyses were developed for nested pit shells. The purpose of this assessment was to evaluate free discounted cash flow, revenue, stripping ratio, development, sustaining capital, and as guidance for internal phases, recoveries by processing route and by deposit. The base-case pit shell retained for resource reporting corresponds to a revenue factor of 1.0 with an assumed copper price of $3.45/lb to ensure potential for economic extraction of the mineral resource estimates.

Mining Operations

The PFS is based on a traditional open pit shovel and truck operation with bench heights of 50 and 100 feet, and 255- ton capacity haul trucks for material and waste movement.

The mining sequence considers the exploitation of the pits and their associated infrastructure over a footprint requiring only state and local permits for 16 years (plus one year of pre-stripping). During this period, all waste, tailings, and leach pads are disposed within the limits of Hudbay's private land properties. Through the life of mine of the 2023 PFS, 385 million tonnes of mineral reserves will be mined and milled while approximately 817 million tonnes of waste will be extracted, yielding a life of mine stripping ratio of 2.1:1.0 (including pre-stripping material). The tonnage of waste includes approximately 40 million tonnes of mineral resources that cannot be processed at the end of the mine life due to a lack of tailings disposal capacity. This material represents an opportunity to expand the mine life of Phase I and to reduce the strip ratio to 1.8:1.0.

Pit design and production were conducted using a NSR optimization model in order to select the optimum processing method that maximizes NPV for each mining block extracted from the open pits taking into consideration land restriction both for mining and for the connected actions of waste, leach pads and tailings depositions as well as the maximum capacity of the various components of the processing facilities.

An important constraint on the mine production schedule is the limited space for disposing of waste rock, tailings, and economic material on leach pads. In addition, some of the waste rock can only be disposed of after mining has been completed at the Peach-Elgin, West, and Broadtop Butte pits. These important constraints result in a sub-optimum mining sequence from a strict economic standpoint but allow the mine to operate in a sustainable manner for 20 years until federal permits are in place. Securing these permits earlier would unlock significant benefits to the Project by removing these important constraints on the mining schedule allowing more tons and/or better grade to enter the mine plan earlier than currently planned.

Processing and Recovery Operations

The processing plant consists of a sulfide concentrator and a concentrate leach facility, with the concentrate leach facility to be built in stages starting in year four. The sulfide concentrator will have an installed capacity of 60,000 tons per day process via a primary crushing circuit, and a grinding circuit configured in semi-autogenous mill and ball mill (SAB) configuration. This is followed by a bulk flotation of a copper and molybdenum concentrate, and the subsequent separation of the copper and molybdenum concentrate via a reverse flotation stage. Bulk flotation tailings are thickened before sands/slime separation and discharged to the tailing's storage facility.

Capital and Operating Costs

Total life of mine capital costs of $2,594M consist of $1,690M growth, $542M sustaining, and $362M deferred stripping costs. Growth capital includes two stages of construction; the first stage is the mine, Concentrator Process Plant and related infrastructure totaling $1,323M to be incurred during the 10 quarters prior to commercial production. The second stage is the expanded industrial complex, comprising the Concentrate Leach facility and including solvent extraction and electrowinning (SX/EW), precious metals, sulfur burner, and acid plant facilities totaling $367M that will be incurred during the fourth year of production. Sustaining capital of $542M is primarily mining related costs of the waste rock facility, tailings facility, major repairs and overhauls, and haul roads, as well as plant and general administrative facilities sustaining costs. Deferred stripping of $362M is composed of capitalized mine operating costs for stripping applicable to the portion of the annual strip ratio in excess of the life of mine strip ratio.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 B29

The economic viability of the Project has been evaluated using the metal prices outlined below and cost projections based on the 2023 PFS study. The metal prices used in the economic analysis are based on a blend of consensus metal price forecasts from over 30 well known financial institutions and Wood Mackenzie.

At a copper price of $3.75 per pound, the after-tax net present value ("NPV") of Phase I using an 8% discount rate is $1.1 billion and the internal rate of return ("IRR") is 19%. The valuation metrics are leveraged to higher copper prices and at a price of $4.25 per pound, the after-tax NPV (8%) of Phase I increases to $1.7 billion, and the IRR increases to 25.5%. A summary of key valuation, production and cost details from the PFS can be found below.

Notes

1) Calculated assuming the following commodity prices: copper price of $3.75 per pound, copper cathode premium of $0.02 per pound (net of cathode freight charges), gold stream price of $450 per ounce, silver stream price of $3.90 per ounce and molybdenum price of $12.00 per pound. Reflects the terms of the existing Wheaton Precious Metals stream, including an upfront deposit of $230 million in the first year of Phase I construction in exchange for the delivery of 100% of gold and silver produced.

2) Net present value and internal rate of return are shown on an after-tax basis.

3) Copper production includes copper contained in concentrate sold and copper cathode produced from the concentrate leach facility. Average annual copper production excludes partial year of production in Year 20.

4) EBITDA is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please refer to the company's most recent Management's Discussion and Analysis.

5) By-product credits calculated using amortization of deferred revenue for gold and silver stream sales as per the company's approach in its quarterly financial reporting. By-product credits also include the revenue from the sale of excess acid produced at a price of $145 per tonne. Sustaining cash cost includes sustaining capital expenditures and royalties. Cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further details on why Hudbay believes cash costs are a useful performance indicator, please refer to the company's most recent Management's Discussion and Analysis.

Exploration, Development and Production

Following the release of the Copper World PFS, we have continued to execute our strategy to de-risk the project.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 B30

SCHEDULE C: AUDIT COMMITTEE CHARTER

HUDBAY MINERALS INC.

(THE "COMPANY")

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in its oversight and evaluation of:

• the quality and integrity of the financial statements of the Company,

• the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

• the qualification, independence and performance of the Company's independent auditor,

• the appointment, independence and performance of the Company's head of the internal audit function,

• the design and ongoing review of the Company's risk management system, and

• the performance of the Company's Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication among the independent auditor, the internal audit function, the Company's Chief Financial Officer and other financial senior management, other employees and the Board of Directors concerning accounting, auditing and risk management matters.

The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor or the internal audit function regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company. Also, the Audit Committee is directly responsible for the approval of the appointment and retention (and termination) and the oversight of the work of the internal audit function.

The Audit Committee is not responsible for:

• planning or conducting audits,

• certifying or determining the completeness or accuracy of the Company's financial statements or that those financial statements are in accordance with generally accepted accounting principles.

Each member of the Audit Committee shall be entitled to rely in good faith upon:

• financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with generally accepted accounting principles; and

• any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

The fundamental responsibility for the Company's financial statements and disclosure rests with senior management.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 C1

REPORTS

The Audit Committee shall report to the Board of Directors on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company's financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, the performance and independence of the Company's internal audit function and changes in risks over which the Audit Committee has oversight.

The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company's publicly filed documents.

COMPOSITION

The members of the Audit Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors on the recommendation of the Company's Corporate Governance and Nominating Committee. The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board of Directors after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board of Directors may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors. Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board of Directors. Unless the Chair is elected by the Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the members of the Audit Committee.

Each of the members of the Audit Committee shall meet the Company's Categorical Standards for Determining Independence of Directors and shall be financially literate (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements. No member of the Audit Committee shall:

• accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries1 (other than remuneration for acting in his or her capacity as a director or committee member) or be an "affiliated person"2 of the Company or any of its subsidiaries, or

• concurrently serve on the audit committee of more than three other public companies without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board of Directors and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company's annual management information circular).

Notes:

1 A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).

2 An "affiliate" of a person is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 C2

RESPONSIBILITIES

Independent Auditor

The Audit Committee shall:

• Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board of Directors and shareholder approval as is required under applicable legislation and stock exchange requirements.

• Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee and the Board of Directors.

• Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.

• Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators).

• Adopt such policies and procedures as it determines appropriate for the pre-approval of the retention of the independent auditor by the Company and any of its subsidiaries for any audit or non-audit services, including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

• Provide notice to the independent auditor of every meeting of the Audit Committee.

• Approve all engagements for accounting advice prepared to be provided by an accounting firm other than independent auditor.

• Review quarterly reports from senior management on tax advisory services provided by accounting firms other than the independent auditor.

• Review expense reports of the Chairman and the Chief Executive Officer.

Internal Audit Function

The Audit Committee shall:

• Approve the appointment and, if appropriate, the termination of the head of the internal audit function.

• Obtain confirmation from the head of the internal audit function that he or she is ultimately accountable, and will report directly, to the Audit Committee.

• Oversee the work of the internal audit function, including the resolution of any disagreements between senior management and the internal audit function.

• Approve the internal audit function annual plan.

• Review quarterly reports from the head of the internal audit function.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 C3

The Audit Process, Financial Statements and Related Disclosure

The Audit Committee shall:

• Meet with senior management and/or the independent auditor to review and discuss,

• the planning and staffing of the audit by the independent auditor,

• before public disclosure, the Company's annual audited financial statements and quarterly financial statements, the Company's accompanying disclosure of Management's Discussion and Analysis and earnings press releases and make recommendations to the Board of Directors as to their approval and dissemination of those statements and disclosure,

• financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure,

• any significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company's financial statements,

• all critical accounting policies and practices used,

• all alternative treatments of financial information within IFRS that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

• the use of "pro forma" or "adjusted" non-IFRS information,

• the effect of new regulatory and accounting pronouncements,

• the effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company's financial statements,

• any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the Chief Executive Officer and/or the Chief Financial Officer for filing with applicable securities regulators, and

• the adequacy of the Company's internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies.

• Review disclosure of financial information extracted or derived from the Company's financial statements.

• Review with the independent auditor,

• the quality, as well as the acceptability of the accounting principles that have been applied,

• any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company's response to that letter or communication, and

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 C4

• any changes to the Company's significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.

Risks

The Audit Committee shall:

• Recommend to the Board of Directors for approval a policy (the "ERM Policy") that sets out the risk management philosophy of the Company and the expectations and accountabilities for identifying, assessing, monitoring and managing the most significant risks facing the Company (the "Principal Risks") that is developed and is to be implemented by senior management.

• Meet with senior management to review and discuss the Principal Risks that have been assigned to the Audit Committee for monitoring, including business, financial and information technology risks of the Company, including potential emerging risks, and the actions taken by the Company to mitigate those risks.

• Approve a formalized, disciplined and integrated enterprise risk management process (the "ERM Process") that is developed by senior management and, as appropriate, the Board and its Committees, to monitor, manage and report Principal Risks.

• Recommend to the Board of Directors for approval policies (and changes thereto) setting out the framework within which each identified Principal Risks of the Company shall be managed.

• At least semi-annually, obtain from senior management and, as appropriate, with the input of one or more of the Board's Committees, a report specifying the management of the Principal Risks of the Company including compliance with the ERM Policy and other policies of the Company for the management of Principal Risks.

• Review with senior management the Company's tolerance for financial risk and senior management's assessment of the significant financial risks facing the Company.

• Discuss with senior management, at least annually, the guidelines and policies utilized by senior management with respect to financial risk assessment and management, and the major financial risk exposures and the procedures to monitor and control such exposures in order to assist the Audit Committee to assess the completeness, adequacy and appropriateness of financial risk disclosure in Management's Discussion and Analysis and in the financial statements.

• Review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board of Directors in a timely fashion.

• Review the adequacy of insurance coverages maintained by the Company.

• At least semi-annually, obtain from senior management a report on information technology matters, including any significant developments related to the Company's information security policies and practices and information technology infrastructure, and the management of related risks.

• Discharge the Board's oversight function in respect of the administration of the pension and other retirement plans of the Company and its affiliates.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 C5

Compliance

The Audit Committee shall:

• Obtain reports from senior management that the Company's subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics including disclosures of insider and affiliated party transactions and environmental protection laws and regulations.

• Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company's financial statements or accounting policies.

• Review senior management's written representations to the independent auditor.

• Advise the Board of Directors with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics.

• Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

• Establish procedures for,

• the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and

• the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

Delegation

To avoid any confusion, the Audit Committee responsibilities identified above are the sole responsibility of the Audit Committee, unless otherwise directed by the Board of Directors.

INDEPENDENT ADVICE

In discharging its mandate, the Audit Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit Committee determines to be necessary to permit it to carry out its duties.

ANNUAL INFORMATION FORM - YEAR ENDED DEC. 31, 2023 C6